    AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JANUARY 22, 1997

                                                 REGISTRATION NO. 333-
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20552

                             ---------------------

                                    FORM S-3
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933

                             ---------------------

                                AGCO CORPORATION
               (Exact Name of Registrant as Specified in Charter)

                             ---------------------

                     DELAWARE                                           58-1960019
         (State or Other Jurisdiction of                             (I.R.S. Employer
          Incorporation or Organization)                          Identification Number)

                            4830 RIVER GREEN PARKWAY
                             DULUTH, GEORGIA 30136
                                 (770) 813-9200
  (Address, Including Zip Code, and Telephone Number, Including Area Code, of
                   Registrant's Principal Executive Offices)

                             ---------------------

                                  J-P RICHARD
                     PRESIDENT AND CHIEF EXECUTIVE OFFICER
                                AGCO CORPORATION
                            4830 RIVER GREEN PARKWAY
                             DULUTH, GEORGIA 30136
                                 (770) 813-9200
(Name, Address, Including Zip Code, and Telephone Number, Including Area Code of
                               Agent For Service)

                             ---------------------

                                WITH A COPY TO:

        JOHN J. KELLEY III, ESQ.                            VALERIE FORD JACOB, ESQ.
            KING & SPALDING                         FRIED, FRANK, HARRIS, SHRIVER & JACOBSON
          191 PEACHTREE STREET                                 ONE NEW YORK PLAZA
         ATLANTA, GEORGIA 30303                             NEW YORK, NEW YORK 10004
             (404) 572-4600                                      (212) 859-8000

                             ---------------------

     APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after the effective date of the Registration Statement.

     If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, check the following box. []
                             ---------------------

     If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. []

     If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. []
------------------------

     If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. []
------------------------

     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [X]

                        CALCULATION OF REGISTRATION FEE

------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------
                                                                              PROPOSED
                                                                              MAXIMUM
                                           AMOUNT       PROPOSED MAXIMUM     AGGREGATE         AMOUNT OF
          TITLE OF SHARES                  TO BE        AGGREGATE PRICE       OFFERING        REGISTRATION
          TO BE REGISTERED             REGISTERED(1)      PER UNIT(2)         PRICE(2)            FEE
------------------------------------------------------------------------------------------------------------
Common Stock, par value $.01 per
  share.............................     5,375,000          $26.875         $144,453,125        $43,774
------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------

(1) Includes 675,000 shares which the Underwriters have the option to purchase solely to cover over-allotments, if any.
(2) Estimated solely for the purpose of calculating the registration fee in accordance with Rule 457(a).

     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

     INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.

                             SUBJECT TO COMPLETION
                 PRELIMINARY PROSPECTUS DATED JANUARY 22, 1997
PROSPECTUS
                                  'AGCO LOGO'

                                4,700,000 SHARES

                                AGCO CORPORATION
                                  COMMON STOCK

                            ------------------------
     Of the 4,700,000 shares of Common Stock offered hereby, 4,500,000 shares are being offered by AGCO Corporation ("AGCO" or the "Company") and 200,000 shares are being offered by a stockholder of the Company (the "Selling Stockholder"). The Company will not receive any of the net proceeds from the sale of shares by the Selling Stockholder.

     The Common Stock is listed on the New York Stock Exchange (the "NYSE") under the symbol "AG." On January 20, 1997, the last reported sale price of the Common Stock on the NYSE was $28 7/8. See "Price Range of Common Stock and Dividend History."

                            ------------------------
     SEE "RISK FACTORS" BEGINNING ON PAGE 8, FOR A DISCUSSION OF RISK FACTORS THAT SHOULD BE CONSIDERED IN CONNECTION WITH AN INVESTMENT IN THE COMMON STOCK OFFERED HEREBY.

                            ------------------------
  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES
   AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A
                               CRIMINAL OFFENSE.

--------------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------------
                                                                                          PROCEEDS TO
                                          PRICE TO                        PROCEEDS TO       SELLING
                                           PUBLIC         UNDERWRITING     COMPANY(2)     STOCKHOLDER
                                                          DISCOUNT(1)
--------------------------------------------------------------------------------------------------------
Per share.........................            $                $               $               $
--------------------------------------------------------------------------------------------------------
Total(3)..........................            $                $               $               $
--------------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------------

(1) The Company and the Selling Stockholder have agreed to indemnify the several Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended. See "Underwriting."
(2) Before deducting expenses of the Offering payable by the Company estimated to be $450,000.
(3) The Company has granted the Underwriters a 30-day option to purchase up to 675,000 additional shares of Common Stock, solely to cover over-allotments, if any. If such option is exercised in full, the total Price to Public,
     Underwriting Discount and Proceeds to Company will be $          ,
     $          and $          , respectively. See "Underwriting."

                            ------------------------
     The shares of Common Stock are being offered by the several Underwriters, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of certain legal matters by counsel for the Underwriters and certain other conditions. The Underwriters reserve the right to withdraw, cancel or modify such offer and reject orders in whole or in part. It is expected that delivery of the shares of Common Stock will be made in New York, New York, on or
about             , 1997.

                            ------------------------
MERRILL LYNCH & CO.

                          DONALDSON, LUFKIN & JENRETTE
                             SECURITIES CORPORATION

                                                            MORGAN STANLEY & CO.
                                                           INCORPORATED

                            ------------------------
               The date of this Prospectus is             , 1997.

     IN CONNECTION WITH THIS OFFERING, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICES OF THE COMMON STOCK AT LEVELS ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH TRANSACTIONS MAY BE EFFECTED ON THE NEW YORK STOCK EXCHANGE, IN THE OVER-THE-COUNTER MARKET OR OTHERWISE. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

                               PROSPECTUS SUMMARY

     The following summary is qualified in its entirety by the more detailed descriptions and the financial information and statements appearing elsewhere or incorporated by reference in this Prospectus. Unless otherwise indicated, (i) the information contained in this Prospectus assumes that the Underwriters' over-allotment option is not exercised, (ii) all references in this Prospectus to "AGCO" or the "Company" include the Company's subsidiaries and its predecessors and (iii) all dollar ($) amounts are in U.S. dollars. The offering of 4,700,000 shares of the Common Stock of the Company, par value $.01 per share (the "Common Stock"), pursuant to this Prospectus is referred to herein as the "Offering."

                                  THE COMPANY

     AGCO is a leading manufacturer and distributor of agricultural equipment throughout the world. The Company sells a full range of agricultural equipment and related replacement parts, including tractors, combines, hay tools and forage equipment and implements. The Company's products are widely recognized in the agricultural equipment industry and are marketed under the following brand names: Massey Ferguson(R), AGCO(R) Allis, GLEANER(R), Hesston(R), White, SAME, Landini, White-New(R) Idea, Black Machine, AGCOSTAR(TM), Glencoe(R), Tye(R), Farmhand(R), Maxion, IDEAL, PMI, Deutz and Fendt. The Company distributes its products through a combination of over 7,500 independent dealers, wholly-owned distribution companies, associates and licensees. In addition, the Company provides retail financing in North America, the United Kingdom, France and Germany through its finance joint ventures with Cooperative Centrale Raiffeisen-Boerenleenbank B.A., "Rabobank Nederland" ("Rabobank").

     For the twelve months ended September 30, 1996, the Company's revenues were approximately $2.2 billion, of which $1.4 billion or 63% were outside of North America. For the period from 1991 to 1995, the Company's revenues increased at a compound annual growth rate of 66%. This growth in revenues has resulted primarily from the Company's ability to increase penetration of its existing markets and through acquisitions. The Company has increased penetration in its existing markets primarily through expanding and strengthening its independent dealer network, cross-selling complementary products, expanding its replacement parts business and introducing new products to meet the growing needs of its customers. For example, the Company has been able to increase sales, as well as dealer focus on its products, by establishing crossover contracts within its North American dealer network. In a crossover contract, an existing dealer carrying one of the Company's brands contracts to sell an additional AGCO brand. Since January 1992, the Company has signed over 2,200 new dealer contracts, the majority of which represent crossover contracts. Additionally, approximately 2,000 of the Company's approximately 3,000 dealers in North America carry two or more AGCO brands. The Company has introduced a number of product improvements including the redesigned Massey Ferguson high horsepower 6100/8100 Series tractors, an 18-speed powershift transmission for the higher horsepower AGCO Allis 9600 Series and the White 6100 Series tractors, and water-cooled engines for the GLEANER combine. The Company continues to invest in new product technology and innovation in order to remain competitive in the market.

     The Company has also grown through a series of 14 acquisitions for consideration aggregating approximately $1,222.7 million. These acquisitions have allowed the Company to broaden its product line, expand its dealer network and establish strong market positions in several new markets throughout North America, South America, Western Europe and the rest of the world. The Company has achieved significant cost savings and efficiencies from its acquisitions by eliminating duplicative administrative, sales and marketing functions, rationalizing its dealer network, increasing manufacturing capacity utilization and expanding its ability to source certain products and components from third party manufacturers.

     The Company's primary business objective is to achieve profitable growth. The Company's strategic plan is based on internal growth for its existing business and strategic acquisitions which provide an opportunity to provide returns in excess of the Company's cost of capital. Key elements of the Company's business strategy are: (i) expanding and strengthening the Company's worldwide organization of independent dealers and distributors; (ii) marketing multiple brands through multiple dealer networks; (iii) selling complementary non-tractor products through its international distribution channel; (iv) introducing competitive new products in all markets which meet the needs of customers and provide reasonable margins; (v) expanding the international replacement parts business; (vi) focusing on increasing margins through controlling product costs and operating expenses; and (vii) pursuing strategic acquisitions focusing on new products and distribution in new markets.

     The Company was incorporated in Delaware in April 1991. The Company's executive offices are located at 4830 River Green Parkway, Duluth, Georgia 30136, and its telephone number is (770) 813-9200.

                              RECENT DEVELOPMENTS

     Fendt Acquisition. On January 20, 1997, the Company acquired the operations of Xaver Fendt GmbH & Co. KG ("Fendt") for approximately $283.5 million plus approximately $38.0 million of assumed working capital debt (the "Fendt Acquisition"). Fendt, which had 1995 sales of approximately $580.0 million, manufactures and sells tractors ranging from 45 to 260 horsepower through a network of independent agricultural cooperatives and dealers in Germany and a network of 250 dealers throughout Europe. With this acquisition, AGCO has the number one market share in Germany and the number two market share in France, two of Europe's largest agricultural equipment markets.

     Deutz Argentina Acquisition. On December 27, 1996, the Company acquired the operations of Deutz Argentina S.A. ("Deutz Argentina") for approximately $62.5 million (the "Deutz Argentina Acquisition"). Deutz Argentina, with 1995 sales of approximately $109.0 million, supplies agricultural equipment, engines and trucks to Argentina and other markets of Latin America. Deutz Argentina distributes a broad range of tractor models in Argentina under the Deutz brand name ranging from 60 to 190 horsepower, combines under the Deutz Fahr brand name, and light trucks and agricultural implements. In addition, Deutz Argentina manufactures Deutz diesel engines for distribution to other equipment manufacturers and for use in its own equipment. The Deutz Argentina Acquisition establishes AGCO as the dominant supplier of agricultural equipment in Argentina.

     Maxion Acquisition. On June 28, 1996, the Company acquired the agricultural and industrial equipment business of Iochpe-Maxion S.A. (the "Maxion Agricultural Equipment Business") for approximately $260.0 million (the "Maxion Acquisition"). The Maxion Agricultural Equipment Business, with 1995 sales of approximately $265.0 million, was AGCO's Massey Ferguson licensee in Brazil, manufacturing and distributing agricultural tractors under the Massey Ferguson brand name, combines under the Massey Ferguson and IDEAL brand names and industrial loader-backhoes under the Massey Ferguson and Maxion brand names. The Maxion Acquisition establishes AGCO with market leadership in the significant Brazilian agricultural equipment market.

     Agricredit Joint Venture. On November 1, 1996, the Company sold a 51% interest in Agricredit Acceptance Company ("Agricredit"), the Company's wholly owned finance subsidiary, to a wholly owned subsidiary of Rabobank (the "Agricredit Sale"). The Company received total consideration of approximately $44.3 million in the transaction. The Company retained a 49% interest in Agricredit and now operates Agricredit with Rabobank as a joint venture (the "Agricredit Joint Venture"). The Agricredit Joint Venture has continued the business of Agricredit and seeks to build a broader asset-based finance business through the addition of other lines of business. The Company has similar joint venture arrangements with Rabobank with respect to its retail finance companies located in the United Kingdom, France and Germany. See "The Company -- Retail Financing/Joint Ventures."

     New Credit Facility. On January 14, 1997, the Company replaced its $650.0 million unsecured credit facility (the "Second Credit Facility") with a new credit facility with Rabobank as lead agent (the "New Credit Facility"), which initially provides for borrowings of up to $1.0 billion. The New Credit Facility is the Company's primary source of financing. Borrowings under the New Credit Facility may not exceed the sum of 90% of eligible accounts receivable and 60% of eligible inventory. Lending commitments under the New Credit Facility reduce to $900 million on January 1, 1998 and $800 million on January 1, 1999. If the Company consummates offerings of debt or capital stock (including the Offering) prior to such dates, the proceeds of such offerings will be used to reduce the lending commitments, but not below $800 million. The Company used borrowings under the Second Credit Facility to finance the Deutz Argentina Acquisition and borrowings under the New Credit Facility to finance the Fendt Acquisition. Pro forma for the New Credit Facility, the Agricredit Sale, the Deutz Argentina Acquisition and the Fendt Acquisition, at September 30, 1996, the Company would have had approximately $239.4 million available for borrowing under the New

Credit Facility. The Company will use the net proceeds from the Offering to repay a portion of its borrowings under the New Credit Facility. Pro forma for such repayment the Company would have had approximately $239.4 available for borrowing under the New Credit Facility at September 30, 1996.

                                  THE OFFERING

Shares of Common Stock offered by
the Company........................     4,500,000

Shares of Common Stock offered by
the Selling Stockholder............       200,000

Shares of Common Stock outstanding
after the Offering(1)..............    61,754,868

Use of Proceeds....................    To repay outstanding indebtedness of the
                                       Company. The Company will not receive any proceeds from the sale of shares of Common Stock by the Selling Stockholder.

NYSE Symbol........................    "AG"
---------------

(1) Excludes, as of January 20, 1997, (i) 787,250 shares of Common Stock subject to outstanding options and (ii) 1,604,500 shares of Common Stock subject to issuance pursuant to grants of restricted stock.

                                  RISK FACTORS

     For a discussion of certain factors to be considered in evaluating the Company, its business and an investment in the shares of Common Stock, see "Risk Factors" beginning on page 8.

                       SUMMARY HISTORICAL FINANCIAL DATA

     The summary historical financial data set forth below for the five years ended December 31, 1995 are derived from the Company's Consolidated Financial Statements which have been audited by Arthur Andersen LLP, independent public accountants. The summary historical financial data for the nine months ended September 30, 1995 and 1996 and as of September 30, 1996 are derived from the unaudited Condensed Consolidated Financial Statements of the Company. For the periods presented, the Company's results of operations were significantly affected by a series of acquisitions completed during such periods. Primarily as a result of these acquisitions, net sales have increased significantly since 1991. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

                                                                                                         NINE MONTHS ENDED
                                                       YEAR ENDED DECEMBER 31,                             SEPTEMBER 30,
                                      ----------------------------------------------------------     -------------------------
                                        1991       1992     1993(1)     1994(1)        1995(1)        1995(1)        1996(1)
                                      --------   --------   --------   ----------     ----------     ----------     ----------
                                                                 (IN THOUSANDS, EXCEPT SHARE DATA)
STATEMENT OF INCOME DATA:
Revenues:
  Net sales.........................  $274,535   $314,542   $595,736   $1,319,271     $2,068,427     $1,486,358     $1,627,424
  Finance income....................        --         --         --       39,741         56,621         40,218         51,404
                                      --------   --------   --------   ----------     ----------     ----------     ----------
                                       274,535    314,542    595,736    1,359,012      2,125,048      1,526,576      1,678,828
                                      --------   --------   --------   ----------     ----------     ----------     ----------
Costs and Expenses:
  Cost of goods sold................   212,225    256,475    470,452    1,042,930      1,627,716      1,162,920      1,294,350
  Selling, general and
    administrative expenses.........    40,357     37,003     55,848      129,538(2)     200,588(2)     146,463(2)     161,000(2)
  Engineering expenses..............     5,752      6,924      7,510       19,358         27,350         18,592         20,805
  Interest (income) expense, net....      (214)     9,270     13,624       42,836(3)      63,211(3)      48,054(3)      51,677(3)
  Other expense (income), net.......     7,710     (1,172)     4,166        3,141(4)       9,602(4)       5,289(4)       8,003(4)
  Nonrecurring expenses.............        --         --     14,000       19,500          6,000          4,607         12,878
                                      --------   --------   --------   ----------     ----------     ----------     ----------
                                       265,830    308,500    565,600    1,257,303      1,934,467      1,385,925      1,548,713
                                      --------   --------   --------   ----------     ----------     ----------     ----------
Income before income taxes and
  equity in net earnings of
  unconsolidated subsidiary and
  affiliates and extraordinary
  loss..............................     8,705      6,042     30,136      101,709        190,581        140,651        130,115
Provision (benefit) for income
  taxes.............................        --         --         --      (10,610)(5)     65,897(5)      48,848(5)      45,570(5)
                                      --------   --------   --------   ----------     ----------     ----------     ----------
Income before equity in net earnings
  of unconsolidated subsidiary and
  affiliates and extraordinary
  loss..............................     8,705      6,042     30,136      112,319        124,684         91,803         84,545
Equity in net earnings of
  unconsolidated subsidiary and
  affiliates........................        --         --      3,953(6)      3,215(6)      4,458          3,664          4,857
                                      --------   --------   --------   ----------     ----------     ----------     ----------
Income before extraordinary loss....     8,705      6,042     34,089      115,534        129,142         95,467         89,402(7)
  Preferred stock dividends.........        --         --      3,705        5,421          2,012          2,012             --
                                      --------   --------   --------   ----------     ----------     ----------     ----------
Net income available for common
  stockholders before extraordinary
  loss..............................  $  8,705   $  6,042   $ 30,384   $  110,113     $  127,130     $   93,455     $   89,402(7)
                                      ========   ========   ========   ==========     ==========     ==========     ==========
Net Income Per Common Share Before
  Extraordinary Loss:
  Primary...........................  $   0.69   $   0.27   $   1.11   $     3.07     $     2.76     $     2.06     $     1.64(7)
  Fully diluted.....................  $   0.69   $   0.27   $   0.93   $     2.35     $     2.30     $     1.71     $     1.57(7)
Weighted Average Number of Common
  and Common Equivalent Shares
  Outstanding:
  Primary...........................    12,624     22,516     27,366       35,920         46,126         45,354         54,374
  Fully diluted.....................    12,624     22,516     36,774       49,170         56,684         56,440         57,341

                                                                                             AS OF SEPTEMBER 30, 1996
                                                                                            ---------------------------
                                                                                              ACTUAL     AS ADJUSTED(8)
                                                                                            ----------   --------------
                                                                                                  (IN THOUSANDS)
BALANCE SHEET DATA:
Working capital...........................................................................  $  555,842     $  555,842
Total assets..............................................................................   2,592,942      2,592,942
Long-term debt (9)........................................................................     778,753        654,788
Stockholders' equity......................................................................     715,910        839,875

                                                   (footnotes on following page)

---------------

(1) AGCO acquired a 50% joint venture interest in Agricredit in 1993 and the Agricredit operations were reflected in the Company's consolidated financial statements using the equity method of accounting for the year ended December 31, 1993. AGCO acquired the remaining 50% interest in Agricredit in 1994 and accordingly reflected the Agricredit operations in the Company's consolidated financial statements on a consolidated basis for the period from February 11, 1994 to December 31, 1994, the year ended December 31, 1995 and for the nine months ended September 30, 1995 and 1996. AGCO sold a 51% joint venture interest in Agricredit effective November 1, 1996.
(2) Includes selling, general and administrative expenses attributable to Agricredit in the amount of $11.9 million and $13.8 million for the years ended December 31, 1994 and 1995, respectively, and $10.8 million and $9.9 million for the nine months ended September 30, 1995 and 1996, respectively.
(3) Includes interest expense, net attributable to Agricredit in the amount of $18.7 million and $31.7 million for the years ended December 31, 1994 and 1995, respectively, and $22.8 million and $28.0 million for the nine months ended September 30, 1995 and 1996, respectively.
(4) Includes other expense (income), net attributable to Agricredit in the amount of $1.2 million for the year ended December 31, 1994. Amounts attributable to Agricredit were not significant for the year ended December 31, 1995 and for the nine months ended September 30, 1995 and 1996.
(5) Includes provision for income taxes attributable to Agricredit in the amount of $3.1 million and $4.3 million for the years ended December 31, 1994 and 1995, respectively, and $2.6 million and $5.1 million for the nine months ended September 30, 1995 and 1996, respectively.
(6) Includes $4.0 million for 1993 and $0.6 million for 1994 for the equity in net earnings of Agricredit prior to February 11, 1994, the date the remaining 50% interest in Agricredit was acquired by the Company (See Note
     1).
(7) Excludes extraordinary loss, net of taxes, of $3.5 million, or $.06 per share, for the write-off of unamortized debt costs related to the refinancing in March 1996 of the Company's $550.0 million secured credit facility (the "Old Credit Facility") with the Second Credit Facility.
(8) As adjusted to give effect to the Offering and the application of the estimated net proceeds therefrom.
(9) Includes $94.5 million of long-term indebtedness of Agricredit.

                                  RISK FACTORS

     Prospective purchasers should consider carefully the following factors, as well as the other information contained and incorporated by reference in this Prospectus, in evaluating an investment in the Common Stock.

AGRICULTURAL INDUSTRY

     Historically, the agricultural industry, including the agricultural equipment business, has been cyclical. Sales of agricultural equipment generally are related to the health of the agricultural industry, which is affected by farm land values, farm cash receipts and farm profits, all of which reflect levels of commodity prices, acreage planted, crop yields, demand, government policies and government subsidies. Sales are also influenced by economic conditions, interest rate and exchange rate levels and the availability of financing. Weather conditions can also affect farmers' buying decisions. During previous economic downturns in the farm sector, the agricultural equipment business experienced a general decline in sales and profitability. The agricultural equipment business is expected to be subject to such market fluctuation in the future. Furthermore, the agricultural equipment business is highly seasonal, with farmers traditionally purchasing agricultural equipment in the spring and fall in conjunction with the major planting and harvesting seasons. The Company's net sales and income from operations have historically been the lowest in the first quarter and have increased in subsequent quarters as dealers increase inventory in anticipation of increased settlements in the third and fourth quarters.

     During the agricultural industry's extended downturn during the 1980s, sales of agricultural equipment decreased substantially. In Western Europe, farm consolidations continue to affect the agricultural equipment market. Although sales of North American agricultural equipment have increased somewhat since 1988, the Company does not believe that industry sales in North America will return to the peak levels of the 1970s. Outside Western Europe and North America, markets for agricultural equipment continue to develop, but may be affected by certain factors such as the availability of financing, inflation, slow economic growth, changes in currency relationships or price controls.

COMPETITION

     The agricultural equipment business is highly competitive. The Company competes with several large national and international companies which, like the Company, offer a full line of agricultural equipment, as well as numerous manufacturers and suppliers of a limited number of farm equipment products. Some of the Company's competitors are substantially larger than the Company and have greater financial and other resources at their disposal. There can be no assurance that such competitors will not substantially increase the resources devoted to the development and marketing, including discounting, of products competitive with those of the Company.

REGULATION AND GOVERNMENT POLICY

     Domestic and foreign political developments and government regulations and policies directly affect the agricultural industry in the United States and abroad and indirectly affect the agricultural equipment business. The application or modification of existing laws, regulations or policies or the adoption of new laws, regulations or policies could have an adverse effect on the Company's business.

     The North American Free Trade Agreement ("NAFTA") and the General Agreement on Tariffs and Trade ("GATT"), in particular, may affect worldwide agricultural markets. The United States, Canada and Mexico have implemented NAFTA which reduces internal trade restrictions between the three countries. Import duties were eliminated for some products on January 1, 1994, while duties for other economically and politically sensitive commodities and products will be gradually eliminated over a 15-year period. The Uruguay Round of GATT concluded in 1994. This agreement reduces agricultural export subsidies over a period of years beginning in 1995 and grants access for many products that were previously restricted. The next round of GATT negotiations are scheduled to occur in 1999. The Company cannot predict with certainty the effect which existing and future trade agreements may have on the Company's operations.

EXPOSURE TO FOREIGN CURRENCY FLUCTUATIONS; INTERNATIONAL OPERATIONS

     The Company currently purchases a portion of its tractors and other equipment from foreign suppliers and derives a majority of its revenues in foreign countries. In addition, the Company has significant manufacturing operations in foreign countries. The production costs, profit margins and competitive position of the Company are affected by the strength of the currencies in countries where it manufactures or purchases goods relative to the strength of the currencies in countries where its products are sold. The Company's results of operations and financial position may be adversely affected by fluctuations in foreign currencies and by translations of the financial statements of the Company's foreign subsidiaries from local currencies into U.S. dollars. As a result of the Company's recent acquisitions, the Company is exposed to adverse effects of fluctuations in the relevant local currency and translations of the financial statements of the Company's subsidiaries from the local currency into U.S. dollars. Further, international operations are generally subject to various risks that are not present in domestic operations, including restrictions on dividends and restrictions on the repatriation of funds. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Foreign Currency Risk Management."

ACQUISITIONS AND INTEGRATION OF ADDITIONAL BUSINESS

     As part of its business strategy, the Company continues to pursue strategic acquisitions (some of which may be material to the Company) focusing on new products and distribution in new markets. While the Company has recently acquired businesses and successfully integrated their operations into its existing corporate structure, there can be no assurance that the Company will find additional attractive acquisition candidates or succeed at effectively managing the integration of any businesses previously acquired or acquired in the future.

                   PRICE RANGE OF COMMON STOCK AND DIVIDENDS

     The Company's Common Stock is traded on the New York Stock Exchange under the symbol "AG." The following table sets forth for the periods indicated the high and low sales prices for the Common Stock and the cash dividends declared per share of Common Stock:

                                                              SALES PRICE
                                                            ----------------
                                                            HIGH        LOW         DIVIDENDS
                                                            ----        ----        ---------
    1995:
    First Quarter.........................................  $16 5/8     $12  3/8     $ 0.005
    Second Quarter........................................   20  1/2     16 1/16       0.005
    Third Quarter.........................................   27 5/16     18 13/16      0.005
    Fourth Quarter........................................   26          20            0.005
    1996:
    First Quarter.........................................   28 5/8      21 3/16        0.01
    Second Quarter........................................   31  5/8     22             0.01
    Third Quarter.........................................   27 7/8      19 1/4         0.01
    Fourth Quarter........................................   29 3/8      23  3/4        0.01
    1997:
    First Quarter (through January 20, 1997)..............   29 3/8      26 5/8         0.01

     On January 20, 1997, the last reported sale price of the Common Stock on the NYSE was $28 7/8 per share.

     On January 29, 1997, the Board of Directors of the Company expects to declare a dividend of $.01 per share for the first quarter of 1997. The dividend will be paid on March 3, 1997 to stockholders of record on February 17, 1997. Purchasers of shares of Common Stock in this Offering will not be entitled to the first quarter dividend. The Company intends to continue to pay dividends on its Common Stock, subject to review in each quarter by the Company's Board of Directors, taking into account the Company's results of operations, financial condition, capital needs, future prospects and other factors deemed relevant by the Board of Directors. The Company's New Credit Facility and the Indenture relating to the Company's 8 1/2% Senior Subordinated Notes due 2006 limit the amount of cash dividends payable by the Company. However, the Company does not believe that such limitations will have a material effect on the Company's ability to pay cash dividends in the future.

                                USE OF PROCEEDS

     The net proceeds to the Company from the Offering are estimated to be approximately $124.0 million, after deduction of underwriting discounts and commissions and estimated expenses. The Company intends to use these proceeds to reduce a portion of the borrowings outstanding under the New Credit Facility. Under the New Credit Facility, the Company's borrowings may not exceed 90% of eligible accounts receivable and 60% of eligible inventory. The New Credit Facility terminates on March 20, 2001 and borrowings thereunder bear interest at the Company's option at either (i) for base rate advances, the administrative agent's base lending rate or the federal funds rate plus 0.5%, whichever is higher or (ii) for eurocurrency rate advances, the eurocurrency rate for such period plus a margin ranging from .25% to 1.25% depending on the credit rating of the Company's senior, unsecured, long-term debt. As of January 20, 1997, aggregate borrowings under the New Credit Facility were $673.2 million and interest accrued on borrowings outstanding under the New Credit Facility at a weighted average interest rate of 6.2% per annum. The Company uses borrowings under the New Credit Facility for general working capital purposes and acquisitions, including the Fendt Acquisition. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources." The Company will not receive any proceeds from the sale of Common Stock by the Selling Stockholder in the Offering.

                                 CAPITALIZATION

     The following unaudited table sets forth the consolidated capitalization of the Company as of September 30, 1996 (i) on a historical basis; (ii) on a pro forma basis giving effect to the Agricredit Sale, the Deutz-Argentina Acquisition, the Fendt Acquisition and the New Credit Facility; and (iii) on a pro forma as adjusted basis to give effect to the Offering and the application of the estimated net proceeds therefrom. The following table should be read in conjunction with the Company's unaudited Condensed Consolidated Financial Statements and the Notes thereto included and incorporated by reference in this Prospectus.

                                                                AS OF SEPTEMBER 30, 1996
                                                     -----------------------------------------------
                                                       ACTUAL     PRO FORMA    PRO FORMA AS ADJUSTED
                                                     ----------   ----------   ---------------------
                                                                     (IN THOUSANDS)
SHORT-TERM DEBT:
Current portion of long-term debt(1)...............  $  455,702   $       --        $        --
                                                     ----------   ----------         ----------
          Total short-term debt....................  $  455,702   $       --        $        --
                                                     ==========   ==========         ==========
LONG-TERM DEBT:
Second Credit Facility(2)..........................  $  436,332   $       --        $        --
New Credit Facility(3).............................          --      760,579            636,614
Long-term borrowings by Agricredit(1)..............      94,500           --                 --
8 1/2% Senior Subordinated Notes due 2006(4).......     247,921      247,921            247,921
Other long-term debt...............................          --       20,286             20,286
                                                     ----------   ----------         ----------
          Total long-term debt.....................  $  778,753   $1,028,786        $   904,821
                                                     ----------   ----------         ----------
STOCKHOLDERS' EQUITY:
Common Stock, $0.01 par value; 150,000,000 shares
  authorized; 57,237,156 shares issued and
  outstanding, actual and pro forma; 61,737,156
  shares issued and outstanding, pro forma as
  adjusted.........................................  $      572   $      572        $       617
Additional paid-in capital.........................     360,057      360,057            483,977
Retained earnings..................................     372,006      376,751            376,751
Unearned compensation..............................     (24,301)     (24,301)           (24,301)
Additional minimum pension liability...............      (2,619)      (2,619)            (2,619)
Cumulative translation adjustment..................      10,195       10,195             10,195
                                                     ----------   ----------         ----------
          Total stockholders' equity...............     715,910      720,655            844,620
                                                     ----------   ----------         ----------
          Total capitalization.....................  $1,494,663   $1,749,441        $ 1,749,441
                                                     ==========   ==========         ==========

---------------

(1) Consists of borrowings outstanding under the Agricredit Revolving Credit Agreement. Such indebtedness is generally issued with maturities matching anticipated credit receivable liquidations and, at September 30, 1996, the terms ranged from one to 31 months.
(2) Effective January 2, 1997, the Company replaced its $650 million Second Credit Facility with the five-year New Credit Facility.
(3) Consists of borrowings outstanding under the New Credit Facility.
(4) Reflects reduction for de minimus original issue discount.

                       SELECTED HISTORICAL FINANCIAL DATA

     The selected historical financial data set forth below as of and for the five years ended December 31, 1995 are derived from the Company's Consolidated Financial Statements which have been audited by Arthur Andersen LLP, independent public accountants. The selected historical financial data for the nine months ended September 30, 1995 and 1996 and as of September 30, 1996 are derived from the unaudited Condensed Consolidated Financial Statements of the Company. In the opinion of the Company, such unaudited Condensed Consolidated Financial Statements include all adjustments (consisting of only normal recurring adjustments) necessary for a fair presentation of the information set forth therein. The results of operations for the nine months ended September 30, 1996 are not necessarily indicative of results that may be expected for the full year. The following data should be read in conjunction with the Consolidated Financial Statements and the Condensed Consolidated Financial Statements of the Company and the Notes thereto included elsewhere herein and incorporated by reference in this Prospectus and "Management's Discussion and Analysis of Financial Condition and Results of Operations." For the periods presented, the Company's results of operations were significantly affected by a series of acquisitions completed during such periods. Primarily as a result of these acquisitions, net sales have increased significantly since 1991.

                                                                                                       NINE MONTHS ENDED
                                                  YEAR ENDED DECEMBER 31,                                SEPTEMBER 30,
                              ----------------------------------------------------------------     -------------------------
                                1991       1992      1993(1)        1994(1)          1995(1)        1995(1)        1996(1)
                              --------   --------   ----------     ----------       ----------     ----------     ----------
                                                            (IN THOUSANDS, EXCEPT SHARE DATA)
STATEMENT OF INCOME DATA:
Revenues:
  Net sales.................. $274,535   $314,542   $  595,736     $1,319,271       $2,068,427     $1,486,358     $1,627,424
  Finance income.............       --         --           --         39,741           56,621         40,218         51,404
                              --------   --------     --------     ----------       ----------     ----------     ----------
                               274,535    314,542      595,736      1,359,012        2,125,048      1,526,576      1,678,828
                              --------   --------     --------     ----------       ----------     ----------     ----------
Costs and Expenses:
  Cost of goods sold.........  212,225    256,475      470,452      1,042,930        1,627,716      1,162,920      1,294,350
  Selling, general and
    administrative
    expenses.................   40,357     37,003       55,848        129,538(2)       200,588(2)     146,463(2)     161,000(2)
  Engineering expenses.......    5,752      6,924        7,510         19,358           27,350         18,592         20,805
  Interest (income) expense,
    net......................     (214)     9,270       13,624         42,836(3)        63,211(3)      48,054(3)      51,677(3)
  Other expense (income),
    net......................    7,710     (1,172)       4,166          3,141(4)         9,602(4)       5,289(4)       8,003(4)
  Nonrecurring expenses......       --         --       14,000         19,500            6,000          4,607         12,878
                              --------   --------     --------     ----------       ----------     ----------     ----------
                               265,830    308,500      565,600      1,257,303        1,934,467      1,385,925      1,548,713
                              --------   --------     --------     ----------       ----------     ----------     ----------
Income before income taxes
  and equity in net earnings
  of unconsolidated
  subsidiary and affiliates
  and extraordinary loss.....    8,705      6,042       30,136        101,709          190,581        140,651        130,115
Provision (benefit) for
  income taxes...............       --         --           --        (10,610)(5)       65,897(5)      48,848(5)      45,570(5)
                              --------   --------     --------     ----------       ----------     ----------     ----------
Income before equity in net
  earnings of unconsolidated
  subsidiary and affiliates
  and extraordinary loss.....    8,705      6,042       30,136        112,319          124,684         91,803         84,545
Equity in net earnings of
  unconsolidated subsidiary
  and affiliates.............       --         --        3,953(6)       3,215(6)         4,458          3,664          4,857
                              --------   --------     --------     ----------       ----------     ----------     ----------
Income before extraordinary
  loss.......................    8,705      6,042       34,089        115,534          129,142         95,467         89,402(7)
  Preferred stock
    dividends................       --         --        3,705          5,421            2,012          2,012             --
                              --------   --------     --------     ----------       ----------     ----------     ----------
Net income available for
  common stockholders before
  extraordinary loss......... $  8,705   $  6,042   $   30,384     $  110,113       $  127,130     $   93,455     $   89,402(7)
                              ========   ========     ========     ==========       ==========     ==========     ==========
Net Income Per Common Share
  Before Extraordinary Loss:
  Primary.................... $   0.69   $   0.27   $     1.11     $     3.07       $     2.76     $     2.06     $     1.64(7)
  Fully diluted.............. $   0.69   $   0.27   $     0.93     $     2.35       $     2.30     $     1.71     $     1.57(7)
Weighted Average Number of
  Common and Common
  Equivalent Shares
  Outstanding:
  Primary....................   12,624     22,516       27,366         35,920           46,126         45,354         54,374
  Fully diluted..............   12,624     22,516       36,774         49,170           56,684         56,440         57,341

                                                   (continued on following page)

                                                      AS OF DECEMBER 31,                                AS OF
                                 ------------------------------------------------------------       SEPTEMBER 30,
                                   1991       1992       1993          1994           1995              1996
                                 --------   --------   --------     ----------     ----------       -------------
                                                                  (IN THOUSANDS)
BALANCE SHEET DATA:
Working capital................. $ 90,523   $221,592   $339,987     $  497,793     $  485,521        $   555,842
Total assets....................  194,662    320,713    578,346      1,823,294      2,162,915          2,592,942
Long-term debt..................   41,135    121,047    173,892        589,833(8)     568,894(8)(9)      778,753(8)
Stockholders' equity............   26,046     93,672    212,229        476,666        588,928            715,910

---------------

(1) AGCO acquired a 50% joint venture interest in Agricredit in 1993 and the Agricredit operations were reflected in the Company's consolidated financial statements using the equity method of accounting for the year ended December 31, 1993. AGCO acquired the remaining 50% interest in Agricredit in 1994 and accordingly reflected the Agricredit operations in the Company's consolidated financial statements on a consolidated basis for the period from February 11, 1994 to December 31, 1994, the year ended December 31, 1995 and for the nine months ended September 30, 1995 and 1996. AGCO sold a 51% joint venture interest in Agricredit effective November 1, 1996.
(2) Includes selling, general and administrative expenses attributable to Agricredit in the amount of $11.9 million and $13.8 million for the years ended December 31, 1994 and 1995, respectively, and $10.8 million and $9.9 million for the nine months ended September 30, 1995 and 1996, respectively.
(3) Includes interest expense, net attributable to Agricredit in the amount of $18.7 million and $31.7 million for the years ended December 31, 1994 and 1995, respectively, and $22.8 million and $28.0 million for the nine months ended September 30, 1995 and 1996, respectively.
(4) Includes other expense (income), net attributable to Agricredit in the amount of $1.2 million for the year ended December 31, 1994. Amounts attributable to Agricredit were not significant for the year ended December 31, 1995 and for the nine months ended September 30, 1995 and 1996.
(5) Includes provision for income taxes attributable to Agricredit in the amount of $3.1 million and $4.3 million for the years ended December 31, 1994 and 1995, respectively, and $2.6 million and $5.1 million for the nine months ended September 30, 1995 and 1996, respectively.
(6) Includes $4.0 million for 1993 and $0.6 million for 1994 for the equity in net earnings of Agricredit prior to February 11, 1994, the date the remaining 50% interest in Agricredit was acquired by the Company (See Note
     1).
(7) Excludes extraordinary loss, net of taxes, of $3.5 million, or $.06 per share, for the write-off of unamortized debt costs related to the refinancing of the Old Credit Facility with the Second Credit Facility.
(8) Includes long-term indebtedness of Agricredit in the amount of $223.0 million, $153.0 million and $94.5 million as of December 31, 1994 and 1995 and September 30, 1996, respectively.
(9) Includes $37.6 million of the 6.5% Convertible Subordinated Debentures due 2008 (the "Convertible Subordinated Debentures"), which were converted into an aggregate of 5.9 million shares of Common Stock during 1996.

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

GENERAL

     During the periods discussed below, the Company's results of operations were significantly affected by a series of acquisitions that expanded the size and geographic scope of its distribution network, enabled it to offer new products and increased its manufacturing capacity. Primarily as a result of the following acquisitions, revenues increased from $595.7 million in 1993 to $2,125.0 million in 1995 and were $1,678.8 million for the nine months ended September 30, 1996. In January 1993, the Company became the exclusive distributor in the United States and Canada of Massey Ferguson branded products and concurrently completed the Massey North American acquisition. In December 1993, the Company completed the White-New Idea acquisition, which added a line of farm implements including planters, spreaders and tillage equipment to the Company's range of products. In June 1994, the Company completed the acquisition of Massey Ferguson (the "Massey Acquisition"), thereby acquiring a producer of one of the top selling brands of tractors sold worldwide, and certain related assets. In addition, the Company completed the Agricredit acquisition by acquiring a 50% joint venture interest in Agricredit in January 1993 and the remaining 50% interest in February 1994. The Agricredit acquisition enabled the Company to provide flexible financing alternatives to end users in North America as well as to provide an additional source of income to the Company. In 1995, the Company further expanded its product offerings through its acquisition of AgEquipment Group, a manufacturer and distributor of farm implements and tillage equipment, and its agreement to become the exclusive distributor of Landini tractors in the United States and Canada. In June 1996, the Company completed the Maxion Acquisition, which expanded its product offerings and its distribution network to include Brazil. As a result of these acquisitions, the historical results of the Company are not comparable from year to year in the periods presented and may not be indicative of future performance.

     Sales are recorded by the Company when equipment and replacement parts are shipped by the Company to its independent dealers. To the extent possible, the Company attempts to ship products to its dealers on a level basis throughout the year to reduce the effect of seasonal demands on its manufacturing operations and to minimize its investment in inventory. Retail sales by dealers to farmers are highly seasonal and are a function of the timing of the planting and harvesting seasons. Therefore, there is often a time lag, generally from one to twelve months between the date the Company records a sale (a "billing") and the date a dealer sells the equipment to a farmer (a "settlement"). During this time lag between a billing and a settlement, dealers may not return equipment to the Company unless the Company terminates a dealer's contract or agrees to accept returned products. Commissions payable under the Company's salesman incentive programs are paid at the time of settlement, as opposed to when products are billed. Due to fluctuations in dealer inventory levels, settlements are more indicative of retail demand than are billings.

     In 1993, 1994 and 1995, the Company paid income taxes at rates substantially below statutory rates primarily due to the utilization of net operating loss carryforwards. For 1996 and 1997, the Company expects to pay income taxes in the United States at rates which approximate statutory rates, but continue to pay foreign income taxes at rates substantially below statutory rates. The Company's foreign tax liability will be reduced due to the availability of net operating loss carryforwards acquired in the Massey Acquisition. At December 31, 1995, the Company had foreign net operating loss carryforwards of approximately $113.8 million which are principally in France.

     For financial reporting purposes, the Company did not record an income tax provision in 1993 as its current income tax provision was offset by the recognition of deferred income tax benefits through a reduction of a portion of the valuation allowance. In 1994, the Company's current United States income tax provision was offset by the recognition of deferred income tax benefits as a reduction in the valuation allowance. The reduction in the valuation allowance in 1994 resulted in a United States net income tax benefit of $29.9 million, or $0.61 per share on a fully diluted basis. The reduction in the valuation allowance was supported by the Company's generation of taxable income in recent years and expectations for taxable income in future periods. The United States net income tax benefit was partially offset by a foreign income tax provision of $19.3 million primarily consisting of a deferred income tax provision. The deferred income tax provision resulted from the realization of deferred tax assets relating to net operating loss carryforwards acquired in the Massey Acquisition. In 1995 and 1996, the Company's income tax provision approximated statutory rates although actual income tax payments remained at rates substantially below statutory rates.

RESULTS OF OPERATIONS

     The following table sets forth, for the periods indicated, the percentage relationship to revenues of certain items included in the Company's Consolidated Statements of Income:

                                                                                 NINE MONTHS
                                                                                    ENDED
                                                     YEAR ENDED DECEMBER 31,    SEPTEMBER 30,
                                                     -----------------------    --------------
                                                     1993     1994     1995     1995     1996
                                                     -----    -----    -----    -----    -----
    Revenues:
      Net sales....................................  100.0%    97.1%    97.3%    97.4%    96.9%
      Finance income...............................    0.0      2.9      2.7      2.6      3.1
                                                     -----    -----    -----    -----    -----
                                                     100.0    100.0    100.0    100.0    100.0
                                                     -----    -----    -----    -----    -----
    Costs and Expenses:
      Cost of goods sold(1)........................   79.0     76.7     76.6     76.2     77.1
      Selling, general and administrative
         expenses..................................    9.4      9.5      9.4      9.6      9.6
      Engineering expenses.........................    1.3      1.4      1.3      1.2      1.2
      Interest expense, net........................    2.3      3.2      3.0      3.2      3.1
      Other expense (income), net..................    0.7      0.3      0.4      0.3      0.5
      Nonrecurring expenses........................    2.3      1.4      0.3      0.3      0.8
                                                     -----    -----    -----    -----    -----
                                                      95.0     92.5     91.0     90.8     92.3
                                                     -----    -----    -----    -----    -----
    Income before income taxes and equity in net
      earnings of unconsolidated subsidiary and
      affiliates and extraordinary loss............    5.0      7.5      9.0      9.2      7.7
    Provision (benefit) for income taxes...........    0.0     (0.8)     3.1      3.2      2.7
                                                     -----    -----    -----    -----    -----
    Income before equity in net earnings of
      unconsolidated subsidiary and affiliates and
      extraordinary loss...........................    5.0      8.3      5.9      6.0      5.0
    Equity in net earnings of unconsolidated
      subsidiary and affiliates....................    0.7      0.2      0.2      0.2      0.3
                                                     -----    -----    -----    -----    -----
    Income before extraordinary loss...............    5.7      8.5      6.1      6.2      5.3
    Extraordinary loss, net of taxes...............    0.0      0.0      0.0      0.0     (0.2)
                                                     -----    -----    -----    -----    -----
              Net income...........................    5.7%     8.5%     6.1%     6.2%     5.1%
                                                     =====    =====    =====    =====    =====

---------------

(1) Cost of goods sold as a percent of net sales for the years ended December 31, 1993, 1994 and 1995 was 79.0%, 79.1%, and 78.7%, respectively, and for the nine months ended September 30, 1995, and 1996 was 78.2% and 79.5%, respectively. Gross profit, which is defined as net sales less cost of goods sold, was 21.0%, 20.9% and 21.3% for the years ended December 31, 1993, 1994 and 1995, respectively, and for the nine months ended September 30, 1995 and 1996 was 21.8% and 20.5%, respectively.

NINE MONTHS ENDED SEPTEMBER 30, 1996 COMPARED TO NINE MONTHS ENDED SEPTEMBER 30, 1995

  Net Income

     The Company recorded net income for the nine months ended September 30, 1996 of $85.9 million compared to $95.5 million for the same period in 1995. Net income per common share on a fully diluted basis was $1.51 and $1.71 for the nine months ended September 30, 1996 and 1995, respectively. Net income for the nine months ended September 30, 1996 included nonrecurring expenses of $12.9 million, or $0.15 per share on a fully diluted basis, related to the further restructuring of the Company's European operations, which were acquired in the Massey Acquisition in June 1994, and the integration and restructuring of the

Maxion Agricultural Equipment Business, which was acquired in June 1996. See
"-- Charges for Nonrecurring Expenses." In addition, net income for the nine months ended September 30, 1996 included an extraordinary after-tax charge of $3.5 million, or $0.06 per share on a fully diluted basis, for the write-off of unamortized debt costs related to the refinancing of the revolving credit facility for the Company's Equipment Operations. See "-- Liquidity and Capital Resources." Net income for the nine months ended September 30, 1995 included nonrecurring expenses of $4.6 million, or $0.05 per share on a fully diluted basis, related to the Massey Acquisition. See "-- Charges for Nonrecurring Expenses." The Company's results were negatively impacted by losses in the newly acquired Brazilian operations as a result of the poor industry conditions currently experienced in the region. Excluding nonrecurring expenses, the extraordinary after-tax charge and the impact of the Brazilian operations, the Company's results were slightly improved over 1995, primarily the result of sales growth in existing markets.

  Retail Sales

     Conditions in the United States and Canadian agricultural equipment markets continued to be favorable for the first nine months of 1996 compared to 1995. Industry unit retail sales of tractors for the nine months ended September 30, 1996 increased 6.4% over the same period in 1995, while unit retail sales of combines and hay and forage equipment decreased 1.6% and 3.8%, respectively, compared to the prior year. The Company believes general market conditions continued to be positive due to favorable economic conditions relating to high net cash farm incomes, strong commodity prices and increased export demand. The industry combine retail sales were partly impacted by dry weather conditions in the South and Southwest United States and a late planting season resulting in a late harvest in the Midwest. Industry retail sales of hay and forage equipment were below the prior year primarily due to a softness in the cattle market resulting from low commodity prices.

     Company unit settlements of tractors in the United States and Canada increased in line with the industry for the nine months ended September 30, 1996 compared to the same period in 1995. The increase in tractor settlements was attributable to the favorable industry conditions as well as the impact of the Company's expanded dealer network, which resulted primarily from dealers entering into crossover contracts whereby an existing dealer carrying one of the Company's brands contracts to sell an additional AGCO brand. In addition, the Company continues to benefit from the successful acceptance of improved tractor product offerings, including the new Massey Ferguson high horsepower tractors which were introduced in the middle of 1995. Company unit settlements of combines increased significantly compared to the prior year due to increased sales to contract harvesters. Company unit settlements of hay and forage equipment were below the prior year and slightly below the industry decrease primarily due to the unfavorable industry conditions and the Company choosing not to match the aggressive retail financing programs of its major competitors during the first quarter of 1996.

     Industry conditions in Western Europe continued to be favorable with retail sales of tractors increasing approximately 8.8% for the nine months ended September 30, 1996 compared to the same period in the prior year primarily due to higher net cash farm incomes, improved economic conditions, increased export demand and strong commodity prices. Retail sales of Massey Ferguson tractors continued to outperform the industry compared to the first nine months of 1995 with the most significant increases in France, Spain and Scandinavia due to the Company's focus on dealer development. Outside North America and Western Europe, industry retail sales of tractors also showed gains in many markets where the Company competes due to a general improvement in economic conditions. Retail sales of Massey Ferguson tractors increased compared to the first nine months of 1995 particularly in the Middle East, Africa and Australia primarily due to the Company's strong distribution channels in these markets. Industry conditions in Brazil remained depressed in the first nine months of 1996 relative to historic volumes following the suspension and subsequent reinstatement of Brazilian Central Bank loan programs.

  Revenues

     Total revenues for the nine months ended September 30, 1996 increased 10.0% to $1,678.8 million compared to $1,526.6 million for the same period in 1995. A significant portion of the increase was the result of the Company's sales of $48.1 million in Brazil for the three months ended September 30, 1996 resulting from the Maxion Acquisition. Excluding sales in Brazil, the Company achieved net sales increases in its international markets of $85.2 million for the nine months ended September 30, 1996 compared to the prior year. The increase primarily related to increased sales of tractors due to the Company's favorable retail sales performance and increased sales of non-tractor products resulting from the Company's efforts to expand non-tractor sales in international markets. The Company also experienced increased net sales of $7.7 million for the nine months ended September 30, 1996 compared to the prior year in North America primarily due to the Company's strong retail sales in 1996. Total revenues also increased from the prior period due to increases in finance income of $11.2 million for the nine months ended September 30, 1996 associated with the operations of Agricredit. The increase in finance income was primarily due to the growth in Agricredit's credit receivable portfolio as a result of Agricredit's continued penetration into the Company's North American dealer network.

  Costs and Expenses

     Cost of goods sold of the Company's Equipment Operations, consisting of all of the Company's business other than its financing operations, for the nine months ended September 30, 1996 was $1,294.4 million (79.5% of net sales) compared to $1,162.9 million (78.2% of net sales) for the same period in 1995. Gross profit, defined as net sales less cost of goods sold, was $333.1 million (20.5% of net sales) for the nine months ended September 30, 1996 as compared to $323.4 million (21.8% of net sales) for the same period of the prior year. Gross margins were negatively impacted by the following: (1) lower margins related to the Brazilian operations acquired in the Maxion Acquisition and (2) a change in the mix of products sold, particularly due to a reduction in high margin North American parts sales, a shift in North American sales from higher margin utility tractors (under 100 horsepower) to high horsepower tractors (over 100 horsepower) and increased sales of combines in Europe, which have lower margins.

     Selling, general and administrative expenses for the nine months ended September 30, 1996 were $161.0 million (9.6% of total revenues) compared to $146.5 million (9.6% of total revenues) for the same period in 1995. The increase in selling, general and administrative expenses for the nine months ended September 30, 1996 was primarily due to an increase in sales volume and an increase in the amortization of stock-based compensation expense of $11.2 million over the prior year related to the Company's long-term incentive plan which is tied to stock price appreciation. For the first nine months of 1996 and 1995, the Company's Equipment Operations, excluding Agricredit and the amortization expense related to the long-term incentive plan, had selling, general and administrative expenses of $134.4 million (8.3% of net sales) and $130.0 million (8.7% of net sales), respectively. The decrease as a percentage of net sales for the nine months ended September 30, 1996 was primarily due to the successful cost reduction efforts in the Company's European operations.

     Engineering expenses for the Company's Equipment Operations were $20.8 million (1.3% of net sales) for the nine months ended September 30, 1996 and $18.6 million (1.3% of net sales) for the same period in the prior year.

     Interest expense, net for the nine months ended September 30, 1996 was $51.7 million compared to $48.1 million for the same period in 1995. For the nine months ended September 30, 1996, the Company had higher interest expense, net relating to Agricredit which was slightly offset by lower interest expense, net in its Equipment Operations compared to 1995 resulting from increased interest income related to dealer accounts receivable.

     Other expense, net was $8.0 million for the nine months ended September 30, 1996 compared to $5.3 million for the same period in 1995. The increase in other expense, net was primarily due to foreign exchange losses in 1996 compared to foreign exchange gains in 1995 related to the sale of the Company's products internationally and increased amortization of intangibles related to the Maxion Acquisition.

     Nonrecurring expenses were $12.9 million for the nine months ended September 30, 1996 compared to $4.6 million for the nine months ended September 30, 1995. The nonrecurring charge recorded in 1996 related to the further restructuring of the European operations which was acquired in the Massey Acquisition in June 1994 and the integration and restructuring of the Brazilian operations which was acquired in the Maxion

Acquisition in June 1996. The nonrecurring charge recorded in 1995 primarily related to costs associated with the initial integration and restructuring of the European operations. See "-- Charges for Nonrecurring Expenses" for further discussion.

     The Company recorded income tax provisions of $45.6 million and $48.8 million for the nine months ended September 30, 1996 and 1995, respectively. For both periods, the Company paid income taxes at rates below statutory rates due to the utilization of net operating loss carryforwards. Due to the availability of net operating loss carryforwards acquired in the Massey Acquisition, the Company paid taxes in 1996 and expects to pay taxes in 1997 at effective rates substantially below statutory rates. See "-- General."

     Equity in net earnings of unconsolidated affiliates was $4.9 million and $3.7 million for the nine months ended September 30, 1996 and 1995, respectively. The increase in equity in net earnings of unconsolidated affiliates related to the Company's pro-rata share in net earnings of certain equity investments in the European operations, including its 49% interest in Massey Ferguson Finance which provides retail financing to end users in the United Kingdom, France and Germany.

  Finance Company Operations

     On November 1, 1996, the Company sold a 51% interest in Agricredit, the Company's wholly owned finance subsidiary, to a wholly owned subsidiary of Rabobank. The Company received total consideration of approximately $44.3 million in the transaction, the proceeds of which were used to repay borrowings under the Second Credit Facility. The Company retained a 49% interest in Agricredit and now operates Agricredit with Rabobank as a joint venture. The Agricredit Joint Venture has continued the business of Agricredit and seeks to build a broader asset-based finance business through the addition of other lines of business. The Company's benefits from the transaction also include deleveraging the consolidated balance sheet by approximately $550.0 million and the redeployment of approximately $44.3 million of capital. The Company has similar joint venture arrangements with Rabobank and its affiliates with respect to its retail finance companies located in the United Kingdom, France and Germany.

     Agricredit recorded net income of $8.5 million and $4.0 million for the nine months ended September 30, 1996 and 1995, respectively. Retail acceptances were approximately $281.8 million for the nine months ended September 30, 1996 and $242.4 million for the same period in the prior year. The increase was primarily the result of the strong retail demand for the Company's products during the nine months ended September 30, 1996 and Agricredit's continued penetration in the Company's North American dealer network.

YEAR ENDED DECEMBER 31, 1995 COMPARED TO YEAR ENDED DECEMBER 31, 1994

  Net Income

     The Company recorded net income for the year ended December 31, 1995 of $129.1 million compared to $115.5 million for the year ended December 31, 1994. Net income per common share on a fully diluted basis was $2.30 for 1995 compared to $2.35 for 1994. Net income for 1995 included nonrecurring expenses of $6.0 million, or $0.07 per share on a fully diluted basis, primarily related to the Massey Acquisition. See "-- Charges for Nonrecurring Expenses." Net income for 1994 included nonrecurring expenses of $19.5 million, or $0.33 per share on a fully diluted basis, associated with the Massey and White-New Idea acquisitions and a deferred income tax benefit of $29.9 million, or $0.61 per share on a fully diluted basis, relating to the reduction of a portion of the valuation allowance, as previously discussed. Excluding the nonrecurring expenses and deferred income tax benefit, the improved results in 1995 reflected the impact of the Company's acquisitions, sales growth in existing product lines and improved operating efficiencies.

  Retail Sales

     Conditions in the United States and Canadian agricultural markets were generally favorable in 1995 compared to 1994. Industry unit retail sales of tractors and combines for 1995 increased 2% and 10%, respectively, over 1994. Unit settlements of hay and forage equipment decreased 6% compared to 1994. The Company believes the increases in the tractor and combine markets were primarily due to high net cash farm incomes, strong commodity prices, high replacement demand and aggressive marketing programs associated with competitors' introduction of new products. The decrease in hay and forage equipment unit settlements reflected the effects of a softening in cattle and dairy commodity prices during 1995.

     Company unit settlements of tractors in the United States and Canada increased in line with the industry retail unit sales for 1995 compared to 1994. The increase in tractor settlements was attributable to the favorable industry conditions as well as the impact of the Company's expanded dealer network which resulted primarily from dealers entering into crossover contracts whereby an existing dealer carrying one of the Company's brands contracts to sell an additional AGCO brand. Company hay and forage equipment settlements were level in comparison to the prior year. This improvement in relation to the industry retail sales also reflected the benefit of an expanded dealer network which resulted from the Company's crossover contract strategy. Company unit settlements of combines in the United States and Canada for 1995 were approximately 8% below the prior year primarily due to aggressive marketing programs to introduce new products by certain of the Company's competitors and the discontinuance of certain retail incentive programs by the Company in the first six months of 1994 to move older, discontinued models.

     Industry conditions in Western Europe were favorable in 1995 with retail sales of tractors increasing approximately 7% compared to 1994 primarily due to improved economic conditions, strong commodity prices and high export demand. Retail sales of Massey Ferguson tractors in Western Europe outperformed the industry by increasing approximately 14% in 1995 over 1994. The Company experienced the most significant market share increases in France, Germany and Spain due to the Company's focus on dealer development and expansion. Additionally, the Company's successful introduction of the new Massey Ferguson high horsepower tractor line contributed to the market share increases, particularly in France. Outside North America and Western Europe, industry retail sales of tractors also showed gains in many markets where the Company competes due to a general improvement in economic conditions. Retail sales of Massey Ferguson tractors increased significantly in the Middle East and Eastern Europe compared to 1994 primarily due to favorable government incentive programs and improved funding sources in these regions. These gains were partially offset by decreased retail sales in Africa due to widespread drought conditions.

  Revenues

     Total revenues for 1995 were $2,125.0 million representing an increase of $766.0 million or 56.4% over total revenues of $1,359.0 million for 1994. The increase was primarily attributable to an increase of $712.3 million in net sales in the Company's international markets in 1995 as a result of the Massey Acquisition. In addition to the full year impact of the Massey Acquisition, the increase reflects year over year sales increases due to the strong international retail sales achieved in the Company's Massey Ferguson products in 1995. The Company also experienced net sales increases of $36.8 million in 1995 in North America as a result of an expanded dealer network, the AgEquipment acquisition, the Landini distribution agreement and new product introductions. The North American sales increase was partially offset by a decrease in replacement parts sales compared to 1994 as a result of a late planting season and smooth harvest which decreased demand on an industry-wide basis. Total revenues also increased in 1995 due to an increase in finance income of $16.9 million associated with the operations of Agricredit. The increase in finance income was primarily due to the growth in the Agricredit credit receivable portfolio as a result of Agricredit's increased penetration into the Company's North American dealer network and its expansion into the Canadian market. In addition, prior to the acquisition of the remaining 50% interest in Agricredit on February 10, 1994, the results of Agricredit were accounted for under the equity method of accounting and, accordingly, were not consolidated with those of the Company.

  Costs and Expenses

     Cost of goods sold of the Company's Equipment Operations in 1995 was $1,627.7 million (78.7% of net sales) compared to $1,042.9 million (79.1% of net sales) in 1994. Gross profit, defined as net sales less cost of goods sold, was $440.7 million (21.3% of net sales) for 1995 as compared to $276.3 million (20.9% of net sales) for 1994. The Company's gross profit margin increased in 1995 compared to 1994 despite a decrease in the proportion of higher margin part sales to total net sales. The change in sales mix occurred because the majority of the Company's sales growth in 1995 related to machinery sales. The negative effect of this change in sales mix on the gross profit margin was primarily offset by the Company's ability to record the entire gross profit on Massey Ferguson equipment sold in North America as a result of the Massey Acquisition. Prior to the Massey Acquisition, the gross profit margin on sales of Massey Ferguson equipment in North America was recognized both by the Company and by Varity Corporation ("Varity"), the prior owner of Massey Ferguson. In addition, the Company's gross profit margin benefited from the introduction of the new high horsepower Massey Ferguson tractor line in Western Europe and cost reduction efforts related to the integration of the Company's European operations acquired in the Massey Acquisition.

     Selling, general and administrative expenses for 1995 were $200.6 million (9.4% of total revenues) compared to $129.5 million (9.5% of total revenues) for 1994. The decrease in selling, general and administrative expenses as a percentage of total revenues was primarily due to cost reduction initiatives in the Company's European operations and lower operating expenses as a percentage of total revenues related to Agricredit. These improvements as a percentage of total revenues were partially offset by increased amortization of long-term incentive compensation related to restricted stock awards tied to stock price appreciation. In connection with the Massey Acquisition, the Company implemented a restructuring plan which has eliminated duplicate costs by centralizing certain sales, marketing and administrative functions. See "-- Charges for Nonrecurring Expenses." Excluding Agricredit, the Company's Equipment Operations had selling, general and administrative expenses of $186.8 million (9.0% of net sales) and $117.7 million (8.9% of net sales) for 1995 and 1994, respectively. The increase as a percentage of net sales was primarily the result of the increased amortization of restricted stock awards offset by cost reductions in the Company's European operations as discussed above.

     Engineering expenses for the Company's Equipment Operations were $27.4 million (1.3% of net sales) for 1995 compared to $19.4 million (1.5% of net sales) for 1994. The higher engineering expenses as a percentage of net sales in 1994 primarily related to the redesign of the Massey Ferguson 6100/8100 series high horsepower tractors introduced in early 1995.

     Interest expense, net for 1995 was $63.2 million compared to $42.8 million for 1994. The increase in interest expense, net was primarily due to the additional borrowings associated with the Massey and the AgEquipment acquisitions. The Company financed the entire purchase price for the AgEquipment acquisition and a portion of the purchase price for the Massey Acquisition with additional indebtedness. In addition, interest expense, net increased at Agricredit due to the additional borrowings associated with the increase in the credit receivable portfolio and an increase in the rates charged on outstanding borrowings.

     Other expense, net was $9.6 million for 1995 compared to $3.1 million for 1994. The increase in other expense, net was primarily due to increased amortization of intangible assets as a result of the Massey Acquisition and foreign exchange losses related to the Company's international operations.

     Nonrecurring expenses were $6.0 million in 1995 and $19.5 million in 1994. The nonrecurring charge recorded in 1995 primarily related to costs associated with the initial integration of the Company's European operations, which were acquired in the Massey Acquisition in June 1994. The 1994 nonrecurring charge related to the initial integration in Europe and the integration in North America of White-New Idea which was acquired in December 1993. See "-- Charges for Nonrecurring Expenses" for further discussion.

     The Company recorded a net income tax provision of $65.9 million for 1995 and a net income tax benefit of $10.6 million in 1994. In 1995, the Company's income tax provision approximated statutory rates. The 1994 net income tax benefit included a $29.9 million United States deferred income tax benefit related to a reduction of a portion of the valuation allowance. The United States income tax benefit was offset by a foreign tax provision of $19.3 million consisting primarily of a deferred income tax provision which resulted from the realization of deferred tax assets relating to net operating loss carryforwards acquired in the Massey Acquisition. Due to the availability of net operating loss carryforwards acquired in the Massey Acquisition, the Company paid taxes at effective rates substantially below statutory rates.

     Equity in net earnings of unconsolidated affiliates was $4.5 million in 1995 and $3.2 million in 1994. The increase in equity in net earnings of unconsolidated affiliates was primarily due to the Company's pro-rata share in net earnings of its 49% interest in Massey Ferguson Finance, acquired in the Massey Acquisition in June 1994. Massey Ferguson Finance provides retail financing to end users in the United Kingdom, France and Germany. The amount recognized for 1994 includes the Company's pro-rata share of earnings in Agricredit from January 1, 1994 through February 10, 1994. Beginning February 11, 1994, the results of operations of Agricredit were consolidated with the Company's operations and were no longer accounted for under the equity method of accounting.

  Finance Company Operations

     Agricredit recorded net income of $6.8 million for 1995 and $4.9 million for the period from the acquisition date to December 31, 1994. Retail acceptances were approximately $362.7 million for 1995 compared to $321.6 million for 1994. The increase was primarily the result of Agricredit's increased penetration into the Company's North American dealer network and its expansion into the Canadian market.

YEAR ENDED DECEMBER 31, 1994 COMPARED TO YEAR ENDED DECEMBER 31, 1993

  Net Income

     The Company recorded net income for the year ended December 31, 1994 of $115.5 million compared to $34.1 million for the year ended December 31, 1993. Earnings per share on a fully diluted basis were $2.35 for 1994 compared to $0.93 for 1993. Net income for 1994 included nonrecurring expenses of $19.5 million, or $0.33 per share on a fully diluted basis, associated with the Massey and White-New Idea acquisitions (see "-- Charges for Nonrecurring Expenses"), and a deferred income tax benefit of $29.9 million, or $0.61 per share on a fully diluted basis, relating to the reduction of a portion of the valuation allowance, as previously discussed. Net income for 1993 included nonrecurring expenses of $14.0 million, or $0.38 per share on a fully diluted basis, related to the integration of operations acquired in the Massey North American acquisition. The improved results in 1994 reflected the impact of the Company's acquisitions, sales growth in existing product lines and improved operating efficiencies.

  Retail Sales

     Conditions in the United States and Canadian agricultural markets were generally favorable in 1994 compared to 1993. Industry unit settlements of tractors increased 8% while settlements of combines and hay and forage equipment decreased 1% and 4%, respectively, in 1994 compared to 1993. Separately for the United States, industry unit settlements of tractors and combines increased 11% and 8%, respectively, over 1993. The Company believes that several factors led to these increases including improved agricultural economic conditions, higher net cash farm incomes and higher replacement demand. The increases experienced in the United States were offset by decreased settlements of tractors and combines in Canada which decreased 12% and 30%, respectively, from the prior year. The decline in Canadian retail sales was primarily due to the effect of the elimination of a Canadian investment tax credit effective December 1993 which increased sales in 1993.

     Company unit settlements of tractors in the United States and Canada increased 24% in 1994 compared to 1993. The increase was attributable to the favorable industry conditions as well as the impact of the Company's expanded dealer network which resulted from the Company's crossover contract strategy. Company retail sales of combines in the United States and Canada for 1994 were level with the prior year as Company settlements were also adversely affected by the elimination of the Canadian investment tax credit. Company settlements of hay and forage equipment in the United States and Canada, pro forma as if the White-New acquisition occurred on January 1, 1993, decreased 4% in 1994 compared to 1993 primarily due to a December 1993 discounting program by White-New Idea's previous owner that accelerated settlement activity in 1993 that would have otherwise occurred in 1994.

     Industry conditions outside the United States and Canada were also generally favorable in 1994. In Western Europe, industry retail sales of tractors in 1994 were approximately 6% higher than the prior year due to improved economic conditions and increased confidence levels of farmers. Retail sales of Massey Ferguson tractors in Western Europe increased approximately 16% in 1994 over 1993 particularly in Germany, France,

Spain and the Scandinavian countries. Outside Western Europe and North America, industry retail sales of tractors also showed gains in many markets where the Company competes due to a general improvement in economic conditions. Retail sales of Massey Ferguson tractors in 1994 were higher than 1993 in most markets particularly in Africa, Australia, and East Asia and Pacific regions. These gains were partially offset by decreased retail sales of Massey Ferguson tractors in the Middle East due to a decline in government subsidies and financing sources in that region.

  Revenues

     The Company's total revenues in 1994 were $1,359.0 million, an increase of $763.3 million, or 128.1% over 1993. The increase was primarily attributable to sales in the Company's international markets as a result of the Massey Acquisition with net sales of $548.6 million for the period from June 29, 1994 to December 31, 1994. The Company also experienced net sales increases of $175.0 million in 1994 in North America. Of the $175.0 million increase, approximately $81.7 million was attributable to sales of White-New Idea products, resulting from the White-New Idea acquisition, with the remaining $93.3 million attributable to sales increases in the majority of its existing products. The internal sales growth in the Company's products reflected the benefit of an expanded dealer network which was accomplished through the Company's crossover contract strategy. Total revenues also increased in 1994 due to finance income of $39.7 million associated with the operations of Agricredit.

  Costs and Expenses

     Cost of goods sold of the Company's Equipment Operations in 1994 was $1,042.9 million (79.1% of net sales) compared to $470.5 million (79.0% of net sales) in 1993. Gross profit, defined as net sales less cost of goods sold, for 1994 was $276.3 million (20.9% of net sales) which was 120.6% greater than the gross profit in 1993 of $125.3 million (21.0% of net sales). The Company's gross profit margin remained essentially the same in 1994 compared to 1993 despite a decrease in the proportion of higher margin part sales to total net sales. The change in sales mix occurred because the majority of the Company's sales growth in 1994 related to machinery sales. The effect of this change in sales mix on the gross profit margin was primarily offset by the Company's ability to record the entire gross profit on Massey Ferguson equipment sold in North America as a result of the Massey Acquisition. Prior to the Massey Acquisition, the gross profit margin on sales of Massey Ferguson equipment in North America was recognized both by the Company and by Varity. In addition, the Company's gross profit margin benefited from the addition in 1994 of higher margin White-New Idea products in its sales mix.

     Selling, general and administrative expenses for 1994 were $129.5 million (9.5% of total revenues) compared to $55.8 million (9.4% of total revenues) for 1993. The increase as a percentage of total revenues was primarily due to the inclusion of the operating expenses of Agricredit since February 11, 1994. As a percentage of net sales excluding Agricredit, selling, general and administrative expenses for the Company's Equipment Operations were 8.9% in 1994 compared to 9.4% in 1993. The decrease as a percentage of net sales was accomplished by achieving sales growth under the Company's existing cost structure and by attaining certain synergies in connection with the White-New Idea business through the elimination of duplicate operating functions.

     Engineering expenses for 1994 were $19.4 million (1.5% of net sales), an increase of $11.9 million over engineering expenses of $7.5 million (1.3% of net sales) for 1993. The increase as a percentage of net sales was primarily due to the change in the proportion of products the Company manufactures as a result of the Massey and White-New Idea acquisitions. The Company manufactured a larger percentage of its products in 1994 than in the prior year which resulted in higher engineering costs as a percentage of net sales.

     Interest expense, net for 1994 was $42.8 million, an increase of $29.2 million over 1993. A significant portion of the increase was attributable to the operations of Agricredit, which was acquired in February 1994. Interest expense, net relating to Agricredit was $18.7 million for the period from February 11, 1994 to December 31, 1994. The remaining increase in interest expense, net was primarily due to the borrowings associated with the Company's acquisitions in 1994. The Company financed the entire purchase price of the

White-New Idea and Agricredit acquisitions and a portion of the purchase price of the Massey Acquisition with additional indebtedness.

     Other expense, net was $3.1 million for 1994 compared to $4.2 million for 1993. The decrease in other expense, net from the prior year was primarily due to decreased Canadian exchange losses which resulted from the effects of currency fluctuations on the sale of the Company's products in Canada. The decrease in Canadian exchange losses was partially offset by increased amortization of intangible assets as a result of the Massey Acquisition.

     Nonrecurring expenses were $19.5 million in 1994 and $14.0 million in 1993. The nonrecurring charges in 1994 related to the initial integration of the Company's operations in Europe acquired in the Massey Acquisition and the integration in North America of the White-New Idea acquisition. The 1993 nonrecurring charge related to the integration of the Massey North American distribution operation which was acquired in January 1993. See "-- Charges for Nonrecurring Expenses."

     The Company recorded an income tax benefit of $10.6 million in 1994. The 1994 income tax benefit includes a $29.9 million United States deferred income tax benefit related to a reduction of a portion of the valuation allowance. The United States income tax benefit was offset by a foreign tax provision of $19.3 million consisting primarily of a deferred income tax provision which resulted from the realization of deferred tax assets relating to net operating loss carryforwards acquired in the Massey Acquisition. In 1993, the Company did not record an income tax provision as its current tax provision was offset by the recognition of deferred income tax benefits through a reduction of a portion of the valuation allowance. In 1994 and 1993, the Company paid income taxes at rates below statutory rates due to the utilization of net operating loss carryforwards.

     Equity in net earnings of unconsolidated affiliates decreased from $4.0 million in 1993 to $3.2 million in 1994. The decrease was due to the acquisition of the remaining 50% interest in Agricredit in February 1994. As a result, the results of operations of Agricredit were consolidated with the Company's operations beginning February 11, 1994 and were no longer accounted for under the equity method of accounting. For 1994, the majority of equity in net earnings of unconsolidated affiliates represented the Company's pro-rata share in net earnings of certain equity investments acquired in the Massey Acquisition.

  Finance Company Operations

     Agricredit recorded net income of $4.9 million for the period from the acquisition date to December 31, 1994. Retail acceptances were approximately $321.6 million for 1994 compared to $243.5 million for 1993. The increase was primarily the result of Agricredit's penetration into the Company's North American dealer network. Prior to the formation of the Agricredit Joint Venture, Agricredit's financing was more concentrated toward the Massey Ferguson dealer network. In addition, Agricredit began providing financing in Canada in September 1993 which increased the number of dealers it services.

QUARTERLY RESULTS

     To the extent possible, the Company attempts to ship products to its dealers on a level basis throughout the year to reduce the effect of seasonal demands on its manufacturing operations and to minimize its investment in inventory. However, settlements of agricultural equipment are highly seasonal, with farmers traditionally purchasing agricultural equipment in the spring and fall in conjunction with the major planting and harvesting seasons. The Company's net sales and income from operations have historically been the lowest in the first quarter and have increased in subsequent quarters as dealers increase inventory in anticipation of increased retail sales in the third and fourth quarters.

     The following table presents unaudited interim operating results of the Company. The Company believes that the following information includes all adjustments (consisting only of normal, recurring adjustments) that the Company considers necessary for a fair presentation, in accordance with generally accepted accounting principles. The operating results for any interim period are not necessarily indicative of results for any future interim period or the entire fiscal year.

                                                                THREE MONTHS ENDED
                                              ------------------------------------------------------
                                              MARCH 31     JUNE 30      SEPTEMBER 30     DECEMBER 31
                                              --------     --------     ------------     -----------
                                                      (IN THOUSANDS, EXCEPT PER SHARE DATA)
1996:
Revenues....................................  $470,692     $601,631       $606,505
Gross profit(1).............................    93,740      115,794        123,540
Income from operations(1)...................    34,592(3)    59,617(3)      54,068(3)
Net income..................................    17,092(3)    37,508(3)      31,299(3)
Net income per common share -- fully
  diluted(2)................................      0.31(3)      0.66(3)        0.54(3)
1995:
Revenues....................................  $456,219     $571,718       $498,639        $ 598,472
Gross profit(1).............................    93,198      117,444        112,793          117,276
Income from operations(1)...................    41,957(3)    61,973(3)      60,693(3)        55,986(3)
Net income..................................    23,384(3)    35,888(3)      36,195(3)        33,675(3)
Net income per common share -- fully
  diluted(2)................................      0.42(3)      0.64(3)        0.64(3)          0.60(3)
1994:
Revenues....................................  $178,936     $226,338       $481,355        $ 472,383
Gross profit(1).............................    36,598       45,109         98,386           96,248
Income from operations(1)...................    13,088(3)    25,430         46,393           34,889(3)
Net income..................................     8,586(3)    21,767         31,890           53,291(3)(4)
Net income per common share -- fully
  diluted(2)................................      0.20(3)      0.51           0.57             0.95(3)(4)

---------------

(1) Gross profit is defined as net sales less cost of goods sold, and income from operations is defined as net sales less cost of goods sold, selling, general and administrative expenses for the Equipment Operations, engineering expenses and nonrecurring expenses.
(2) Net income per common share-fully diluted has been restated for all periods presented to reflect the two-for-one stock split, effected January 31, 1996 and the three-for-two stock split, effected December 15, 1994.
(3) 1996 operating results include nonrecurring expenses of $5.9 million, or $0.07 per share, for the three months ended March 31, 1996, $0.8 million, or $0.01 per share, for the three months ended June 30, 1996 and $6.2 million, or $0.07 per share, for the three months ended September 30, 1996. 1995 operating results include nonrecurring expenses of $2.0 million, or $0.02 per share, for the three months ended March 31, 1995, $1.7 million, or $0.02 per share, for the three months ended June 30, 1995, $0.9 million, or $0.01 per share, for the three months ended September 30, 1995 and $1.4 million, or $0.02 per share, for the three months ended December 31, 1995. 1994 operating results include $6.0 million, or $0.14 per share, for the three months ended March 31, 1994 and $13.5 million, or $0.18 per share, for the three months ended December 31, 1994.
(4) Includes a deferred income tax benefit of $29.9 million, or $0.54 per share, related to the reduction of a portion of the valuation allowance.

LIQUIDITY AND CAPITAL RESOURCES

     The Company's financing requirements for its Equipment Operations are subject to variations due to seasonal changes in inventory and dealer receivable levels. In January 1997, the Company replaced its $650 million Second Credit Facility with the New Credit Facility, which initially provides for borrowings of up to $1.0 billion. The Second Credit Facility was put into effect in March 1996 to replace the Old Credit Facility. The New Credit Facility is the Company's primary source of financing for its Equipment Operations and provides increased borrowing capacity over the Second Credit Facility. Borrowings under the New Credit Facility may not exceed the sum of 90% of eligible accounts receivable and 60% of eligible inventory. As receivables and inventories fluctuate, borrowings under the New Credit Facility fluctuate as well. Lending commitments under the New Credit Facility reduce to $900 million on January 1, 1998 and $800 million on

January 1, 1999. If the Company consummates offerings of debt or capital stock (including the Offering) prior to such dates, the proceeds of such offerings will be used to reduce the lending commitments, but not below $800 million. As of September 30, 1996, approximately $436.3 million was outstanding under the Second Credit Facility and available borrowings were approximately $210.5 million. The Company used borrowings under the New Credit Facility to finance the Deutz Acquisition and the Fendt Acquisition. Pro forma for the New Credit Facility, the Agricredit Sale, the Deutz Acquisition and the Fendt Acquisition, available borrowings at September 30, 1996 would have been approximately $239.4 million. The Company will use the net proceeds from the Offering to repay a portion of its borrowings outstanding under the New Credit Facility.

     In March 1996, the Company issued $250.0 million of 8 1/2% Senior Subordinated Notes due 2006 (the "Notes") at 99.139% of their principal amount. The net proceeds from the sale of the Notes were used to repay outstanding indebtedness under the Old Credit Facility. The sale of the Notes provided the Company with subordinated capital and replaced a portion of its floating rate debt with longer term fixed rate debt.

     Prior to November 1, 1996, Agricredit obtained funds from a $630.0 million revolving credit agreement (the "Agricredit Revolving Credit Agreement") to finance its credit receivable portfolio. Borrowings under the Agricredit Revolving Credit Agreement were based on the amount and quality of outstanding credit receivables and were generally issued for terms with maturities matching anticipated credit receivable liquidations. As the credit receivable portfolio fluctuated, borrowings under the Agricredit Revolving Credit Agreement fluctuated as well. As of September 30, 1996, approximately $550.2 million was outstanding under the Agricredit Revolving Credit Agreement and available borrowings were approximately $73.5 million. On November 1, 1996, in connection with the Agricredit Joint Venture, the Agricredit Revolving Credit Agreement was repaid, and the Agricredit Joint Venture entered into a new credit agreement.

     In April 1996, the Company announced its election, effective June 1, 1996, to redeem all of its outstanding Convertible Subordinated Debentures. Prior to the execution of the redemption, all of the outstanding Convertible Subordinated Debentures were converted into Common Stock. Since December 31, 1995, $37.6 million of outstanding Convertible Subordinated Debentures were converted into approximately 5,920,000 shares of the Company's Common Stock.

     The Company's working capital requirements for its Equipment Operations are seasonal, with investments in working capital typically building in the first and second quarters and then reducing in the third and fourth quarters. As of September 30, 1996, the Company's Equipment Operations had $813.9 million of working capital, an increase of $152.4 million over working capital of $661.5 million as of December 31, 1995. The increase in working capital was primarily due to working capital acquired in the Maxion Acquisition and normal seasonal requirements, particularly in receivables and inventories. As of December 31, 1995, the Company's Equipment Operations had $661.5 million of working capital, an increase of $147.6 million from working capital of $513.9 million as of December 31, 1994. The increase in working capital was primarily due to an increase in dealer receivables resulting from the Company's sales growth in 1995, the AgEquipment acquisition, the Landini distribution agreement, and the timing of international sales which were significantly higher in late 1995 than in late 1994.

     Cash flow provided by operating activities was $43.8 million for the nine months ended September 30, 1996 as compared to cash flow used for operating activities of $46.1 million for the same period last year. The increase in cash flow provided by operating activities was primarily due to the collection of receivables in 1996 related to unusually high international accounts receivable levels at December 31, 1995, which resulted from significantly higher sales in late 1995 than in late 1994 and the strong retail sales in North America during the first nine months of 1996 which resulted in a lower seasonal increase of dealer inventories compared to 1995. Cash flow provided by operating activities was $67.1 million for 1995 compared to $96.4 million for 1994. The decrease in operating cash flow was primarily due to increases in working capital, as discussed above, partially offset by an increase in net income. The cash flow provided by operating activities was primarily used to fund the AgEquipment acquisition and capital expenditures. Cash flow provided by operating activities was $96.4 million for 1994 compared to $22.2 million for 1993. The increase in operating cash flow was primarily due to the increase in net income in 1994, a decrease in inventories and an increase in accounts payable and accrued expenses. These items were partially offset by an increase in dealer receivables of $84.5 million in 1994 primarily due to sales growth in North America. The cash flow from operations generated in 1994 was primarily used to pay down borrowings under the Old Credit Facility.

     Capital expenditures for the first nine months of 1996 were $26.5 million compared to $24.5 million for the same period in 1995. The Company anticipates that additional capital expenditures for the remainder of 1996 will range from approximately $20.0 million to $25.0 million. Capital expenditures were $45.3 million in 1995 compared to $20.7 million in 1994 and $6.7 million in 1993. The increases in 1995 and 1994 were the result of capital expenditures by the Company's European operations related to its manufacturing operations. For all periods, the Company's capital expenditures related to the development of new and existing products as well as the maintenance and improvement of existing facilities. The Company currently estimates that aggregate capital expenditures for 1997 will range from approximately $70.0 million to $80.0 million.

     Agricredit's credit receivable originations exceeded credit receivable payments by $61.3 million for the nine months ended September 30, 1996 and by $107.5 million for the year ended December 31, 1995. The increase in Agricredit's credit receivable portfolio will result in increased finance income for the Agricredit Joint Venture in future periods. The credit receivable originations were financed through additional borrowings under the Agricredit Revolving Credit Agreement.

     The Company's consolidated debt to capitalization ratio, assuming conversion of the Convertible Subordinated Debentures, was 63.3% at September 30, 1996, 58.8% at December 31, 1995 and 62.0% at December 31, 1994. The
Company's debt to capitalization ratio for its Equipment Operations, assuming conversion of the Convertible Subordinated Debentures, was 48.9% at September 30, 1996, 37.7% at December 31, 1995 and 44.0% at December 31, 1994. The
increase in the Company's leverage at September 30, 1996 was due to increased borrowings resulting from funding the Maxion Acquisition in June 1996 and seasonal working capital requirements. The decrease in the Company's leverage from 1994 to 1995 was due to the net income generated in 1995 and the operating cash flow in 1995 which reduced the Company's borrowing requirements to fund acquisitions and expenditures.

     The Company believes that available borrowings under the New Credit Facility, available cash and internally generated funds will be sufficient to support its working capital, capital expenditures, and debt service requirements for the foreseeable future.

     The Company from time to time reviews and will continue to review acquisition and joint venture opportunities as well as changes in the capital markets. If the Company were to consummate a significant acquisition or elect to take advantage of favorable opportunities in the capital markets, the Company may supplement availability or revise the terms under its credit facilities or complete public or private offerings of equity or debt securities.

CHARGES FOR NONRECURRING EXPENSES

  Maxion Acquisition

     The Company identified $5.0 million to $6.0 million of nonrecurring expenses related to the integration and restructuring of the Company's Brazilian operations, acquired in June 1996 as a result of the Maxion Acquisition. The Company recorded $3.7 million of nonrecurring expenses during the third quarter of 1996 to recognize a portion of these costs. These costs are primarily related to the rationalization of manufacturing, sales and administrative functions designed to resize the operations to current sales and production volumes. Savings from the integration and restructuring of the Brazilian operations are expected to result primarily in reduced selling, general and administrative expenses and product cost reductions. The Company expects to record the remaining $1.8 million of nonrecurring expenses in the fourth quarter of 1996 and 1997 and to complete the integration by 1997. While the Company believes that cost savings from its restructuring plans can be attained, there can be no assurance that all objectives of the restructuring will be achieved.

  Massey Acquisition

     The Company identified $19.5 million of nonrecurring expenses primarily related to the initial integration and restructuring of the Company's European operations acquired in June 1994 as a result of the Massey

Acquisition. The Company recorded a charge of $13.5 million in the fourth quarter of 1994 to recognize a portion of these costs and recorded the remaining $6.0 million in 1995, including $4.6 million for the first nine months of 1995. These costs primarily related to the centralization and rationalization of the Company's European operations' administrative, sales and marketing functions. Prior to the Massey Acquisition, Massey's operations were organized in a decentralized business unit structure. The Company's restructuring plan has centralized many functions duplicated under the previous organization. This restructuring has resulted in a reduction in personnel and the elimination of administrative offices, thereby eliminating excessive costs and redundancies in future periods. The combined $19.5 million charge recorded through December 31, 1995 included estimates for employee severance, contractual obligations arising from the acquisition and certain payroll expenses incurred through December 31, 1995 for employees that have been terminated or will be terminated in future periods. All of the costs associated with the $19.5 million charge recorded through December 31, 1995 have been incurred.

     The Company's successful implementation of its restructuring plan has resulted in significant savings in the European operations. The majority of these savings resulted from personnel reductions, facilities rationalizations, and other savings which primarily resulted from the centralization of the European operations' administrative and sales and marketing functions. In addition, the Company has achieved material cost savings from the redesign of certain components, an increased use of common components throughout the Massey product line and more effective purchasing from the centralization of that function. In addition, material cost savings have been achieved from the Company's strategic alliance with Renault Agriculture S.A. (the "GIMA Joint Venture") to produce driveline assemblies for both companies. By sharing overhead and engineering costs, the GIMA Joint Venture resulted in decreased costs for these components.

     In 1996, the Company identified approximately $12.0 million of nonrecurring expenses related to the further restructuring of the Company's European operations, acquired in June 1994 as a result of the Massey Acquisition. The Company recorded $9.2 million of nonrecurring expenses during the first nine months of 1996 to recognize a portion of these costs. These costs primarily related to the centralization of certain parts warehousing, administrative, sales and marketing functions. The Company expects to record the remaining $2.8 million of nonrecurring expenses in the fourth quarter of 1996 and to complete the restructuring by mid-1997. Savings from the further restructuring of the European operations are expected to result primarily from reduced selling, general and administrative expenses primarily relating to the Company's parts warehousing, finance, dealer communications, sales and marketing functions. While the Company believes that cost savings from its restructuring plan can be attained, there can be no assurance that all objectives of the restructuring will be achieved.

  White-New Idea Acquisition

     In the first quarter of 1994, the Company recorded a $6.0 million charge for nonrecurring expenses related to the integration of White-New Idea, which was acquired in December 1993. The nonrecurring charge included employee severance and relocation expenses, costs associated with operating duplicate parts distribution operations, costs for dealer signs and other nonrecurring costs related to the integration.

     Savings from the integration of White-New Idea resulted primarily from the elimination of three of White-New Idea's four parts distribution facilities and the consolidation of the Company's and White-New Idea's parts distribution operations. In addition, certain efficiencies and cost savings were achieved in sales, marketing and administrative functions resulting from the integration of these operations in the first quarter of 1994.

  Massey Ferguson North American Acquisition

     In the first quarter of 1993, the Company recorded a $14.0 million charge for nonrecurring expenses related to the integration of Massey's North American distribution operation which was acquired in January 1993. The nonrecurring charge included costs associated with operating duplicate parts distribution facilities and regional administrative and sales offices prior to their closings, costs for data processing services and related costs provided by Massey during the transition and other nonrecurring costs.

     Savings from the integration of the Massey North American distribution operation resulted primarily from the elimination of seven regional administrative and sales offices operated by Massey and the consolidation of the Company's and Massey's parts distribution operations which resulted in the elimination of eight parts distribution facilities, including Massey's central parts distribution facility.

OUTLOOK

     The Company's operations are subject to the cyclical nature of the agricultural industry. Sales of the Company's equipment have been and are expected to continue to be affected by changes in net cash farm income, farm land values, weather conditions, the demand for agricultural commodities and general economic conditions.

     The outlook for worldwide sales of agricultural equipment expenditures remains positive. In North America, as a result of low worldwide grain stocks, high commodity prices and government payments to farmers under the new U.S. Farm Bill, net cash farm income has remained at high levels, and farmer balance sheets remain strong, which the Company believes will enable farmers to make necessary purchases of equipment in 1997. These factors should increase farmers' confidence and result in continued replacement demand for agricultural equipment.

     The Western European agricultural market continues to benefit from increased export demand and high commodity prices. These items should continue to support the farmers' replacement demand despite uncertainty relating to the long-term impact of the CAP reforms and provisions of the GATT. Over the longer term, demand for farm equipment in some parts of Europe is expected to exhibit a slow modest decline due to a shift to fewer but larger farms. This consolidation is expected to be offset, to some extent, by increased sales of more expensive higher horsepower equipment to support larger farms.

     Beginning in the second half of 1995, the Brazilian agricultural equipment market experienced a significant decline due to the Brazilian Central Bank's suspension of all loans for agricultural purposes under the FINAME loan program. Although the loan program has been reinstated, the suspension has negatively impacted farm equipment sales in 1996 and may impact results in 1997. In general, outside of North America and Western Europe, continued general economic improvement, the increasing affluence of the population in certain developing countries and the increased availability of funding sources should positively support equipment demand. As a result of these favorable market conditions, the Company's production levels in 1997 are forecasted to be modestly higher than the prior year.

     The information contained in this "Outlook" section includes forward-looking statements. For a discussion of important factors that could affect such matters, see "Risk Factors."

FOREIGN CURRENCY RISK MANAGEMENT

     The Company has significant manufacturing operations in the United States, the United Kingdom, France, Brazil, and, as a result of the Company's recent acquisitions, Argentina and Germany, and it purchases a portion of its tractors, combines and components from third party foreign suppliers primarily in various European countries and in Japan. The Company also sells products in over 140 countries throughout the world. Fluctuations in the value of foreign currencies create exposures which can adversely affect the Company's results of operations.

     The Company attempts to manage its foreign exchange exposure by hedging identifiable foreign currency commitments arising from receivables, payables, and expected purchases and sales. Where naturally offsetting currency positions do not occur, the Company hedges its exposures through the use of foreign currency forward contracts. The Company's hedging policy prohibits foreign currency forward contracts for speculative trading purposes.

ACCOUNTING CHANGES

     In October 1995, the Financial Accounting Standards Board issued Statement No. 123, "Accounting for Stock-Based Compensation," which requires companies to estimate the value of all stock-based compensation using a recognized pricing model. The Company has adopted the disclosure requirements of this statement and has chosen to continue to apply the accounting provisions of Accounting Principles Board Opinion No. 25 to stock-based employee compensation arrangements as allowed by Statement No. 123. As a result, the adoption of this new standard did not have a material effect on the Company's financial position or results of operations.

     Effective January 1996, the Company adopted Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of," which established accounting standards for the impairment of long-lived assets, certain identifiable intangibles and goodwill related to those assets to be held and used as well as for long-lived assets and certain identifiable intangibles to be disposed. The adoption of this standard did not have a material effect on the Company's financial position.

     Effective January 1, 1994, the Company adopted Statement of Financial Accounting Standards No. 112, "Employers' Accounting for Postemployment Benefits," which requires accrual of postemployment benefits for former or inactive employees after employment but before retirement. The adoption of this new standard did not have a material effect on the Company's financial position or results of operations.

     Effective January 1, 1993, the Company adopted Statement of Financial Accounting Standards No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions," which had the incremental effect of decreasing net income in 1993 by approximately $1.0 million, or $0.03 per common share on a fully diluted basis, compared with the expense determined under the previous method of accounting in 1992. In addition, effective January 1, 1993, the Company adopted the provisions of Statement of Financial Accounting Standard No. 109, "Accounting for Income Taxes." The adoption of this standard did not have a material effect on the Company's financial position or results of operations.

FORWARD LOOKING STATEMENTS

     Portions of this Prospectus include forward looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, including the information set forth under "-- Outlook." Although the Company believes that the expectations reflected in such forward looking statements are based upon reasonable assumptions, it can give no assurance that its expectations will be achieved. Additionally, the Company's financial results are sensitive to movement in interest rates and foreign currencies, as well as general economic conditions, pricing and product actions taken by competitors, production disruptions and changes in environmental, international trade and other laws which impact the way in which it conducts its business. Important factors that could cause actual results to differ materially from the Company's current expectations are disclosed in conjunction with the forward looking statements included herein. See also "Risk Factors" for a discussion of certain factors that could affect the information contained in the forward looking statements.

                                    BUSINESS

     AGCO is a leading manufacturer and distributor of agricultural equipment throughout the world. The Company sells a full range of agricultural equipment and related replacement parts, including tractors, combines, hay tools and forage equipment and implements. The Company's products are widely recognized in the agricultural equipment industry and are marketed under the following brand names: Massey Ferguson(R), AGCO(R) Allis, GLEANER(R), Hesston(R), White, SAME, Landini, White-New(R) Idea, Black Machine, AGCOSTAR(TM), Glencoe(R), Tye(R), Farmhand(R), Maxion, IDEAL, PMI, Deutz and Fendt. The Company distributes its products through a combination of over 7,500 independent dealers, wholly-owned distribution companies, associates and licensees. In addition, the Company provides retail financing in North America, the United Kingdom, France and Germany through its finance joint ventures with Rabobank.

     For the twelve months ended September 30, 1996, the Company's revenues were approximately $2.2 billion; of which $1.4 billion or 63% were outside of North America. For the period from 1991 to 1995, the Company's revenues increased at a compound annual growth rate of 66%. This growth in revenues has resulted primarily from the Company's ability to increase penetration of its existing markets and through acquisitions. The Company has increased penetration in its existing markets primarily through expanding and strengthening its independent dealer network, cross-selling complementary products, expanding its replacement parts business and introducing new products to meet the growing needs of its customers. For example, the Company has been able to increase sales, as well as dealer focus on its products, by establishing crossover contracts within its North American dealer network. In a crossover contract, an existing dealer carrying one of the Company's brands contracts to sell an additional AGCO brand. Since January 1992, the Company has signed over 2,200 new dealer contracts, the majority of which represent crossover contracts. Additionally, approximately 2,000 of the Company's approximately 3,000 dealers in North America carry two or more AGCO brands. The Company has introduced a number of product improvements including the redesigned Massey Ferguson high horsepower 6100/8100 Series tractors, an 18-speed powershift transmission for the higher horsepower AGCO Allis 9600 Series and the White 6100 Series tractors, and water-cooled engines for the GLEANER combine. The Company continues to invest in new product technology and innovation in order to remain competitive in the market.

     The Company has also grown through a series of 14 acquisitions for consideration aggregating approximately $1,222.7 million. These acquisitions have allowed the Company to broaden its product line, expand its dealer network and establish strong market positions in several new markets throughout North America, South America, Western Europe and the rest of the world. The Company has achieved significant cost savings and efficiencies from its acquisitions by eliminating duplicative administrative, sales and marketing functions, rationalizing its dealer network, increasing manufacturing capacity utilization and expanding its ability to source certain products and components from third party manufacturers.

     The Company's primary business objective is to achieve profitable growth. The Company's strategic plan is based on internal growth for its existing business and strategic acquisitions which provide an opportunity to provide returns in excess of the Company's cost of capital. Key elements of the Company's business strategy are: (i) expanding and strengthening the Company's worldwide organization of independent dealers and distributors; (ii) marketing multiple brands through multiple dealer networks; (iii) selling complementary non-tractor products through its international distribution channel; (iv) introducing competitive new products in all markets which meet the needs of customers and provide reasonable margins; (v) expanding the international replacement parts business; (vi) focusing on increasing margins through controlling product costs and operating expenses; and (vii) pursuing strategic acquisitions focusing on new products and distribution in new markets.

RECENT DEVELOPMENTS

  Fendt Acquisition.

     On January 20, 1997, the Company acquired the operations of Fendt for approximately $283.5 million plus approximately $38.0 million of assumed working capital debt. Fendt, which had 1995 sales of approximately $580.0 million, manufactures and sells tractors ranging from 45 to 260 horsepower through a network of independent agricultural cooperatives and dealers in Germany and a network of approximately 250 dealers throughout Europe. With this acquisition, AGCO has the number one market share in Germany and the number two market share in France, two of Europe's largest agricultural equipment markets. In connection with the Fendt Acquisition, the Company acquired a caravan business which assembles and sells a line of travel trailers and sells a line of motor homes which are manufactured on behalf of Fendt by a third party supplier.

     Fendt owns and operates three manufacturing facilities in Germany. Approximately 80% to 85% of Fendt's sales in Germany are effected through agricultural cooperatives. The remainder are through dealers mainly in North and East Germany. Sales outside of Germany are carried out through company sales organizations in France, Italy and Australia, and through independent distributors in other European countries.

  Deutz Argentina Acquisition.

     On December 27, 1996, the Company acquired the operations of Deutz Argentina for approximately $62.5 million. Deutz Argentina, with 1995 sales of approximately $109.0 million, supplies agricultural equipment, engines and trucks to Argentina and other markets of Latin America. Deutz Argentina distributes a broad range of tractor models in Argentina under the Deutz brand name ranging from 60 to 190 horsepower, combines under the Deutz Fahr brand name, and light trucks and agricultural implements. In addition, Deutz Argentina manufactures Deutz diesel engines for distribution to other equipment manufacturers and for use in its own equipment.

     AGCO acquired Deutz Argentina's three manufacturing and assembly facilities. Deutz Argentina distributes products through approximately 85 independent dealers in Argentina with approximately 225 outlets. In addition, Deutz Argentina produces 70 to 140 horsepower transaxles in Argentina and exports them to Agrale's Brazilian production facility for assembly and marketing under the Deutz-Agrale brand name. Deutz Argentina's engines are produced in Argentina and are included in the vehicles which are sold in the Argentina market. The Deutz Argentina Acquisition enhanced the Company's presence in the agricultural equipment market in South America by acquiring a market leadership position in Argentina, which is the second largest market in South America.

  Maxion Acquisition.

     On June 28, 1996, the Company acquired the Maxion Agricultural Equipment Business for approximately $260.0 million. The Maxion Agricultural Equipment Business, with 1995 sales of approximately $265.0 million, was AGCO's Massey Ferguson licensee in Brazil, manufacturing and distributing agricultural tractors under the Massey Ferguson brand name, combines under the Massey Ferguson and IDEAL brand names, and industrial loader-backhoes under the Massey Ferguson and Maxion brand names.

     AGCO acquired Iochpe-Maxion's tractor and combine manufacturing facilities. The acquired facilities, like the Company's other facilities, are primarily assembly operations with all major components such as engines and transmissions being outsourced. The Company's current product line consists of quality products of a lower specification and lower cost to meet the demands of the Brazilian market. In connection with the acquisition, the Company entered into an engine supply agreement with Iochpe-Maxion to continue to source certain engines for use in AGCO's Brazilian production.

     The Maxion Agricultural Equipment Business distributes products under the Massey Ferguson and IDEAL brand names through approximately 175 independent dealers with approximately 360 outlets. IDEAL also has independent distributor representation in Argentina, Chile, Ecuador, Paraguay and Uruguay and the industrial line has distributors in Argentina and Uruguay. The Maxion Acquisition enhanced the Company's presence in the agricultural equipment market in South America by acquiring a market leadership position in Brazil, which is the largest market in South America. The independent dealers and distributors are responsible for retail sales to end users and after-sales service and support. In Brazil, dealers are prohibited from carrying competing brands of tractors or combines from other manufacturers.

  Agricredit Joint Venture.

     Effective November 1, 1996, the Company sold a 51% interest in Agricredit, the Company's wholly owned finance subsidiary, to a wholly owned subsidiary of Rabobank. The Company received total consideration of approximately $44.3 million in the transaction. Under the Agricredit Joint Venture, Rabobank will have a 51% interest in Agricredit and the Company will retain a 49% interest in the finance company. The Agricredit Joint Venture has continued the business of Agricredit and seeks to build a broader asset-based finance business through the addition of other lines of business. The Company has established similar joint venture arrangements with Rabobank with respect to its retail finance companies located in the United Kingdom, France and Germany. See "The Company -- Retail Financing/Joint Ventures."

  New Credit Facility.

     On January 14, 1997, the Company replaced its $650.0 million unsecured credit facility (the "Second Credit Facility") with a new credit facility with Rabobank as lead agent (the "New Credit Facility"), which initially provides for borrowings of up to $1.0 billion. The New Credit Facility is the Company's primary source of financing. Borrowings under the New Credit Facility may not exceed the sum of 90% of eligible accounts receivable and 60% of eligible inventory. Lending commitments under the New Credit Facility reduce to $900 million on January 1, 1998 and $800 million on January 1, 1999. If the Company consummates offerings of debt or capital stock (including the Offering) prior to such dates, the proceeds of such offerings will be used to reduce the lending commitments, but not below $800 million. The Company used borrowings under the Second Credit Facility to finance the Deutz Argentina Acquisition and borrowings under the New Credit Facility to finance the Fendt Acquisition. Pro forma for the New Credit Facility, the Agricredit Sale, the Deutz Argentina Acquisition and the Fendt Acquisition, at September 30, 1996, the Company would have had approximately $239.4 million available for borrowing under the New Credit Facility. The Company will use the net proceeds from the Offering to repay a portion of its borrowings under the New Credit Facility. Pro forma for such repayment the Company would have had approximately $239.4 available for borrowing under the New Credit Facility at September 30, 1996.

STRATEGY

     The Company's primary business objective is to achieve profitable growth. The Company's strategic plan is based on internal growth for its existing business and strategic acquisitions which provide an opportunity to provide returns in excess of its cost of capital.

     Key elements of the Company's business strategy are: (i) expanding and strengthening the Company's worldwide organization of independent dealers and distributors; (ii) marketing multiple brands through multiple dealer networks;
(iii) selling complementary non-tractor products through its international distribution channel; (iv) introducing competitive new products in all markets which meet the needs of customers and provide reasonable margins; (v) expanding the international replacement parts business; (vi) focusing on increasing margins through controlling product costs and operating expenses; and (vii) pursuing strategic acquisitions focusing on new products and distribution in new markets.

     Expanding and Strengthening the Company's Worldwide Organization of Independent Dealers and Distributors. The Company believes that one of the most important criteria affecting a farmer's decision to purchase a particular brand of equipment is the quality of the dealer who sells and services the equipment. The Company's Dealer Development Organization in North America is responsible for monitoring each dealer's performance and profitability as well as establishing programs which focus on the continual improvement of the dealer. The Dealer Development Organization is also responsible for identifying open markets with the greatest potential for each brand and selecting an existing AGCO dealer, or a new dealer, who would best represent the brand in that territory. AGCO protects each existing dealer's territory and will not place the same brand within that protected area.

     Internationally, the Company has established a central Dealer Development Organization which is modeled on the one in North America. Currently, this organization is focusing on the development of the

Massey Ferguson dealers. For example, the Company believes that it increased its market share in Germany and Spain in 1995 in part as a result of dealer development activities, including the recruitment of new dealers.

     Marketing Multiple Brands Through Multiple Dealer Networks. The Company has individual dealer contracts in North America for each of its fourteen brands marketed in North America. Within these multiple dealer-brand networks, AGCO maintains distinct brand identities through product differentiation and separate marketing programs. Although certain of the Company's products may compete at the retail level, the Company believes this strategy enables the Company to maintain a large distribution network and position each of its products to target particular market niches and maximize the sales and profitability of its products.

     The Company has been able to increase sales, as well as dealer focus on its products, by establishing crossover contracts within its North American dealer network. In a crossover contract, an existing dealer carrying one of the Company's brands contracts to sell an additional AGCO brand. This strategy was developed in conjunction with the Company's acquisitions of Hesston Corporation and the White Tractor Division of Allied Products Corporation, and since January 1992, the Company has signed over 2,200 new dealer contracts, the majority of which represent crossover contracts. Additionally, approximately 2,000 of the Company's approximately 3,000 dealers in North America carry two or more AGCO brands. Due to existing contractual arrangements, not all the Company's dealers can contract to carry additional Company product lines. However, the Company believes that significant opportunities remain for incremental sales through additional crossover contracts within its existing North American network of Massey Ferguson, AGCO Allis, GLEANER, Hesston, White, SAME, Landini, White-New Idea, Black Machine, AGCOSTAR, Glencoe, Tye, Farmhand and PMI dealers. The Fendt Acquisition will enable AGCO to expand its multiple brand strategy outside North America by adding another brand to complement Massey Ferguson.

     Selling Complementary Non-Tractor Products Internationally. Massey Ferguson is the most widely sold tractor brand in the world. Prior to the Massey Acquisition, Massey Ferguson generated approximately 89% of its sales from tractors and parts. Comparatively, AGCO generated approximately 55% of its sales from hay tools and forage equipment, planters, spreaders, combine harvesters and other non-tractor agricultural equipment and parts. Since the Massey Acquisition, AGCO has increased its sales of non-tractor agricultural equipment and parts by cross-selling these products under the Massey Ferguson brand name through its established international distribution channels. The acquisitions of Maxion, Deutz Argentina and Fendt provide AGCO with additional opportunities to distribute non-tractor products in South America and Europe.

     Introducing Competitive New Products. Since 1991 the Company has increased the scope and competitiveness of its product line through acquisitions and new product introductions. The Company has completed acquisitions which expanded the Company's product offerings into segments of the agricultural equipment market in which the Company did not previously compete and enhanced the competitiveness of the Company's products within existing segments. Since late 1991, the Company has introduced the Series 2 GLEANER combine, a number of product improvements including the redesigned Massey Ferguson high horsepower 6100/8100 Series tractors, an 18-speed powershift transmission for the higher horsepower AGCO Allis 9600 Series and the White 6100 Series tractors, and water-cooled engines for the GLEANER combine. In addition, through the Company's acquisition of Black Machine, AGCO added a unique patented technology for the "2-in-1" planter frame. Similarly, the AGCOSTAR articulated tractors were added to AGCO's product offering as the result of the acquisition of McConnell Tractor. Through the acquisition of AgEquipment, the Company added no-till and minimum tillage implements to its product lines. The acquisition of Fendt gives AGCO additional product lines which could be sold through the AGCO distribution network including a high specification vineyard tractor and a tool carrier.

     The Company, in conjunction with a European affiliate, is one of the leading innovators in precision farming techniques, such as yield mapping. Through precision farming, farmers can customize applications and planting rates to each section of the field for maximum growth potential. Most recently, AGCO introduced FIELDSTAR(TM), a system that uses satellite technology to give farmers the most accurate data to boost their productivity. The Company continues to invest in new product technology and innovation in order to remain competitive in the market.

     Expanding the International Replacement Parts Business. Sales of replacement parts (i) typically generate higher gross margins than new product sales, (ii) provide a potentially large and recurring revenue stream due to average product lives of 10 to 20 years and (iii) historically have been less cyclical than new product sales. Replacement parts sales generated approximately $203.2 million, or 34% of the Company's net sales in 1993, $359.5 million, or 20% of the Company's pro forma net sales in 1994 (assuming the acquisition of Massey Ferguson was completed at the beginning of the year), $369.9 million, or 18% of the Company's net sales in 1995 and $292.1 million, or 18% of the Company's net sales for the nine months ended September 30, 1996. Even though the Massey Acquisition added a significant dollar volume of parts sales, the percentage of parts sales to total sales for Massey for 1993 (the last full year prior to the acquisition by the Company) was only 14%, much below the industry average of 20%. Prior to the acquisition, Massey did not maximize parts support for older field equipment in use. With over two million Massey Ferguson tractors sold internationally since 1972, there is significant opportunity to capture a larger portion of these high-margin replacement parts sales in international markets. Similar opportunities for expansion of international replacement parts sales exist as a result of the Fendt acquisition where Fendt tractor parts accounted for approximately 10% of Fendt's total net sales in 1995.

     Focusing on Increasing Margins through Controlling Product Costs and Operating Expenses. AGCO balances manufacturing and distribution in order to control manufacturing costs and increase its operating flexibility. The Company has consolidated the manufacture of its products in certain locations to take advantage of capacity, technology or local costs. Furthermore, AGCO continues to balance its manufacturing resources with externally sourced machinery, components and replacement parts to enable the Company to better control inventory.

     AGCO also has two strategic alliances which enable the Company to share overhead and product development costs, thereby reducing product costs for all parties. Hay & Forage Industries is a joint venture with Case Corporation to produce hay and forage equipment for both companies under the Hesston (for AGCO) and Case brand names. AGCO also formed a joint venture with Renault Agriculture S.A. to produce driveline assemblies for higher horsepower AGCO and Renault tractors at AGCO's facility in Beauvais, France.

     AGCO has one corporate structure supporting its multiple brands and independent dealer organizations. Accordingly, the Company has significantly lowered the costs of acquired company operations by eliminating duplicate functions and operations. The Fendt Acquisition provides the opportunity to eliminate manufacturing costs and other expenses by combining the Fendt and AGCO international operations. Additionally, AGCO will have the opportunity to reduce manufacturing costs through purchasing and sourcing synergies.

     Strategic Acquisitions. AGCO has been the principal consolidator in the agricultural equipment industry and continues to review acquisition and joint venture opportunities that will further broaden its product line, distribution network or geographic presence. The Company has historically been successful in integrating the operations of acquired companies. Massey Ferguson's international machinery sales have increased 45% since 1993, the year prior to acquisition. Additionally, the Company has reduced Massey's international operating expense margin from its 1993 level of 14.1% to 8.3% in 1995.

MARKETING AND DISTRIBUTION

     Western European Distribution. In Western Europe, fully assembled tractors and other Massey Ferguson-branded equipment are marketed by wholly owned distribution companies in the United Kingdom, France, Germany, Norway, Spain, Denmark and Sweden. In addition, the Company utilizes an associated company to distribute Massey Ferguson-branded products in Italy. These distribution companies support a combined network of approximately 1,500 independent dealers in Western Europe. In addition, the Company sells through independent distributors in Western Europe, which distribute through approximately 500 Massey Ferguson dealers. Dealers are responsible for retail sales to the equipment end users and in most cases carry competing or complementary products from other manufacturers. As a result of the Fendt Acquisition, the Company also manufactures and sells tractors ranging from 45 to 260 horsepower through a network of independent agricultural cooperatives and dealers in Germany and a network of 250 dealers throughout Europe.

     North American Distribution. In North America, the Company markets and distributes its farm machinery, equipment and replacement parts to farmers through a network of approximately 7,000 dealer contracts, with dealers in 49 states and all ten Canadian provinces. Each of the Company's approximately 3,000 independent dealers represents one or more of the Company's distribution lines or brand names. Dealers may also handle competitive and dissimilar lines of products. The Company intends to maintain the separate strengths and identities of its brand names and product lines. The Company has been able to increase sales, as well as dealer focus on its products, by establishing crossover contracts.

     South American Distribution. The Company markets and distributes its farm machinery, equipment and replacement parts to farmers in South America through several different networks. In Brazil, the Company distributes products under the Massey Ferguson and IDEAL brand names through the Maxion network, which consists of approximately 140 independent dealers with approximately 360 outlets, and under the Deutz-Agrale brand name through 89 dealers. In Argentina, the Company distributes its products under the IDEAL brand name through independent distributors and under the Deutz brand name through approximately 85 independent dealers with approximately 225 outlets. The Company also distributes products in Chile, Ecuador, Paraguay and Uruguay under the IDEAL brand name.

     International Distribution. Outside North America, South America and Western Europe, the Company operates primarily through the Company's network of approximately 2,600 independent distributors and dealers, as well as associates and licensees, marketing Massey products and providing customer service support in approximately 100 countries in Africa, the Middle East, Eastern Europe and Asia. These arrangements allow AGCO to benefit from local market expertise to establish strong market positions with limited investment. In some cases, AGCO also sells agricultural equipment directly to governmental agencies. The Company believes there is significant potential long-term demand for agricultural equipment in developing countries where the agricultural equipment markets are less developed. The Company also believes that the Massey Ferguson brand name is the most widely recognized brand name in these markets. The Company will continue to actively support the local production and distribution of Massey Ferguson-licensed products by third party distributors, associates and licensees.

RETAIL FINANCING/JOINT VENTURES

     Through the Agricredit Joint Venture in the United States and Canada, the Company provides a competitive and dedicated financing source for AGCO dealers' sales of the Company's products as well as equipment produced by other manufacturers. Agricredit has experienced significant growth since the beginning of 1993 from two primary sources. First, growth has been generated through Agricredit's penetration into the AGCO dealer organization. Agricredit began providing financing in Canada in September 1993. In addition, the Agricredit Joint Venture will seek to build a broader asset-based finance business through the addition of other lines of business.

     The Company also owns minority interests in three retail finance companies located in the United Kingdom, France and Germany. These companies are owned 49% by AGCO and 51% by a wholly owned subsidiary of Rabobank.

                                   MANAGEMENT

     The following table sets forth certain information with respect to the executive officers and directors of the Company:

                     NAME                    AGE                  POSITION
    ---------------------------------------  ---   ---------------------------------------
    Robert J. Ratliff(1)...................  65    Chairman of the Board of Directors
    J-P Richard(2).........................  53    President, Chief Executive Officer and
                                                     Director
    John M. Shumejda(3)....................  51    President, Corporate Operations and
                                                     Technology and Director
    James M. Seaver........................  50    President, Corporate Sales and
                                                   Marketing
    Norman L. Boyd.........................  53    Vice President -- Marketing, Americas
    Judith A. Czelusniak...................  39    Vice President -- Corporate Relations
    Larry W. Gutekunst.....................  59    Vice President -- Engineering
    Daniel H. Hazelton.....................  58    Vice President -- Sales, Americas
    Aaron D. Jones.........................  51    Vice President -- Manufacturing
    Stephen D. Lupton......................  52    Vice President -- Legal Services,
                                                     International
    John G. Murdoch........................  51    Vice President -- Sales and Marketing,
                                                     Europe/Middle East/Africa
    William A. Nix III.....................  45    Vice President -- Treasurer
    Chris E. Perkins.......................  34    Vice President and Chief Financial
                                                   Officer
    Bruce W. Plagman.......................  45    Vice President -- Parts, Europe/Middle
                                                     East/Africa
    Dexter E. Schaible.....................  47    Vice President -- Product Development
    Patrick S. Shannon.....................  34    Vice President -- Director of Finance,
                                                     International
    Michael F. Swick.......................  50    Vice President and General Counsel
    Edward R. Swingle......................  55    Vice President -- Parts, Americas
    Henry J. Claycamp(1)(4)(5).............  65    Director
    William H. Fike(3)(4)..................  60    Director
    Gerald B. Johanneson(1)(3)(6)..........  62    Director
    Richard P. Johnston(1)(5)(6)...........  66    Director
    J. Patrick Kaine(6)....................  71    Director
    Alan S. McDowell(7)....................  48    Director
    Charles S. Mechem, Jr.(4)..............  66    Director
    Hamilton Robinson, Jr.(1)(5)(7)........  62    Director

---------------

(1) Member of the Executive Committee of the Board of Directors of the Company.
(2) J-P Richard, who has been a Director of the Company since January 1993, was appointed President and Chief Executive Officer of the Company in November 1996. From November 1993 to November 1996, Mr. Richard was President and Chief Executive Officer of Insituform Technologies Incorporated. From October 1991 to November 1993, Mr. Richard was President of Massey Ferguson, a subsidiary of Varity.
(3) Member of the Strategic Planning Committee of the Board of Directors of the Company.
(4) Member of the Nominating Committee of the Board of Directors of the Company.
(5) Member of the Succession Planning Committee of the Board of Directors of the Company.
(6) Member of the Compensation Committee of the Board of Directors of the Company.
(7) Member of the Audit Committee of the Board of Directors of the Company.

                              SELLING STOCKHOLDER

     Mr. Robert J. Ratliff is offering to sell 200,000 shares of Common Stock in the Offering. The Company has agreed to pay all of Mr. Ratliff's expenses incurred in connection with the Offering, including the underwriting discount. Mr. Ratliff owned 1,090,202 shares of Common Stock, or 1.9% of the shares of Common Stock outstanding, as of December 31, 1996 and will own 890,202 shares of Common Stock, or 1.4% of the shares of Common Stock outstanding, upon completion of the Offering. The shares owned by Mr. Ratliff prior to the Offering include 9,000 shares which may be purchased upon exercise of options which are currently exercisable, 2,742 shares of Common Stock owned by Mr. Ratliff's wife, 200,000 shares of Common Stock beneficially owned by Mr. Ratliff as trustee of the Robert J. Ratliff Charitable Remainder Unitrust and 778,360 shares owned by a family limited partnership of which Mr. Ratliff controls the general partner. Mr. Ratliff has been a Director of the Company since June 1990 and Chairman of the Board of Directors since August 1993. He was Chief Executive Officer of the Company from June 1990 to November 1996 and President from June 1990 to December 1995.

                          DESCRIPTION OF CAPITAL STOCK

     The authorized capital stock of the Company consists of 150,000,000 shares of Common Stock, par value $0.01 per share, and 1,000,000 shares of preferred stock, par value $0.01 per share. In January 1994, the Company established a series of preferred stock designated "Junior Cumulative Preferred Stock" (the "Junior Preferred Stock") in connection with the adoption of a Stockholder Rights Plan. As of January 20, 1997, 57,254,868 shares of Common Stock were issued and outstanding. No shares of Junior Preferred Stock have been issued.

COMMON STOCK

     Holders of Common Stock are entitled to receive such dividends as may from time to time be declared by the Board of Directors of the Company out of funds legally available therefor. Holders of Common Stock are entitled to one vote per share on all matters on which the holders of Common Stock are entitled to vote and do not have any cumulative voting rights. Holders of Common Stock have no preemptive, conversion, redemption or sinking fund rights. In the event of liquidation, dissolution or winding up of the Company, holders of Common Stock are entitled to share equally and ratably in the assets of the Company, if any, remaining after the payment of all debts and liabilities of the Company and the liquidation preference of any outstanding class or series of preferred stock. The outstanding shares of Common Stock are duly and validly issued, fully paid and nonassessable. The rights, preferences and privileges of holders of Common Stock are subject to the rights of the Junior Cumulative Preferred Stock and any other series of preferred stock which the Company may issue in the future as described below.

     The Common Stock trades on the New York Stock Exchange under the symbol
"AG."

PREFERRED STOCK

     The Company has designated 300,000 shares of preferred stock as Junior Preferred Stock, which may be issued upon the exercise of any of the preferred stock purchase rights that are associated with the Common Stock. See
"-- Stockholder Rights Plan."

     The Company has 332,000 shares of authorized but undesignated preferred stock. The Board of Directors is authorized to provide for the issuance of additional classes and series of preferred stock out of these undesignated shares, and, subject to the limitations on ranking provided for the Certificate of Designations for the Convertible Preferred Stock, the Board of Directors may establish the voting powers, designations, preferences and relative, participating, optional or other special rights and qualifications, limitations or restrictions of any such additional class or series of preferred stock, including the dividend rights, dividend rate, terms of redemption, redemption price or prices, conversion rights and liquidation preferences of the shares constituting any series, without any further vote or action by the stockholders of the Company.

STOCKHOLDER RIGHTS PLAN

     On January 26, 1994, the Board of Directors approved a rights agreement setting forth the terms of a stockholder rights plan (the "Rights Plan"), and pursuant thereto declared a dividend of one preferred stock purchase right (a "Right") for each share of Common Stock held of record at the close of business on April 27, 1994. At the 1994 Annual Stockholder Meeting, the Company's stockholders approved the Rights Plan. Each Right entitles the registered holder to purchase from the Company a unit consisting of one one-hundredth of a share (a "Unit") of Junior Cumulative Preferred Stock, par value $.01 per share, at a purchase price of $200 per Unit (the "Purchase Price"), subject to adjustment. The Rights contain provisions that are designed to protect the stockholders in the event of certain unsolicited attempts to acquire the Company, including a gradual accumulation of shares in the open market, a partial or two-tier tender offer that does not treat all stockholders equally, and other takeover tactics which the Board of Directors believes may be abusive and not in the best interests of stockholders. Distribution of Rights will not alter the financial strength of the Company or interfere with its business plans. The distribution of the Rights is not dilutive, does not affect reported earnings per share, is not taxable either to the recipient or to the Company and will not change the way in which stockholders can currently trade shares of the Company's Common Stock.

                       CERTAIN UNITED STATES FEDERAL TAX
                  CONSIDERATIONS FOR NON-UNITED STATES HOLDERS

     The following is a general discussion of certain United States federal income and estate tax consequences of the ownership and disposition of Common Stock applicable to Non-U.S. Holders. In general, a "Non-U.S. Holder" is any holder other than (i) a citizen or resident of the United States, (ii) a corporation or partnership created or organized in the United States or under the laws of the United States or of any state, (iii) an estate, the income of which is includable in gross income for United States federal income tax purposes regardless of its source, or (iv) a trust if (a) a court within the United States is able to exercise primary supervision over the administration of the trust, and (b) one or more United States fiduciaries have the authority to control all substantial decisions of the trust. This discussion is based on current law and is for general information only. This discussion does not address aspects of United States federal taxation other than income and estate taxation and does not address all aspects of income and estate taxation, nor does it consider any specific facts or circumstances that may apply to a particular Non-U.S. Holder (including certain U.S. expatriates). ACCORDINGLY, PROSPECTIVE INVESTORS ARE URGED TO CONSULT THEIR TAX ADVISERS REGARDING THE UNITED STATES FEDERAL, STATE, LOCAL AND NON-UNITED STATES INCOME AND OTHER TAX CONSEQUENCES OF HOLDING AND DISPOSING OF SHARES OF COMMON STOCK.

     An individual may, subject to certain exceptions, be deemed to be a resident alien (as opposed to a non-resident alien) by virtue of being present in the United States for at least 31 days in the calendar year and for an aggregate of at least 183 days during a three year period ending in the current calendar year (counting for such purposes all of the days present in the current year, one-third of the days present in the immediately preceding year, and one-sixth of the days present in the second preceding year). In addition to the "substantial presence test" described in the immediately preceding sentence, an alien may be treated as a resident alien if he (i) meets a lawful permanent residence test (a so-called "green card" test) or (ii) elects to be treated as a U.S. resident and meets the "substantial presence test" in the immediately following year. Resident aliens are subject to U.S. federal tax as if they were U.S. citizens.

DIVIDENDS

     In general, dividends paid to a Non-U.S. Holder will be subject to United States withholding tax at a 30% rate (or a lower rate prescribed by an applicable tax treaty) unless the dividends are either (i) effectively connected with a trade or business carried on by the Non-U.S. Holder within the United States, or (ii) if certain income tax treaties apply, attributable to a permanent establishment in the United States maintained by the Non-U.S. Holder. Dividends effectively connected with such a United States trade or business or attributable to such a United States permanent establishment generally will not be subject to United States withholding tax (if the Non-U.S. Holder files certain forms, including Internal Revenue Service Form 4224, with the payor of the dividend) and generally will be subject to United States federal income tax on a net income basis, in the same manner as if the Non-U.S. Holder were a resident of the United States. A Non-U.S. Holder that is a corporation may be subject to an additional branch profits tax at a rate of 30% (or such lower rate as may be specified by an applicable treaty) on the repatriation from the United States of its "effectively connected earnings and profits," subject to certain adjustments. To determine the applicability of a tax treaty providing for a lower rate of withholding, dividends paid to an address in a foreign country are presumed under current Treasury regulations to be paid to a resident of that country absent knowledge to the contrary. Proposed Treasury regulations, which are proposed to be effective for payments made after December 31, 1997, however, generally would require Non-U.S. Holders to file an I.R.S. Form W-8 to obtain the benefit of any applicable tax treaty providing for a lower rate of withholding tax on dividends. A Non-U.S. Holder that is eligible for a reduced rate of U.S. withholding tax pursuant to a tax treaty may obtain a refund of any excess amounts withheld by filing an appropriate claim for refund with the Internal Revenue Service.

SALE OF COMMON STOCK

     In general, a Non-U.S. Holder will not be subject to United States federal income tax on any gain realized upon the disposition of such holder's shares of Common Stock unless (i) the gain either is effectively connected with a trade or business carried on by the Non-U.S. Holder within the United States or, alternatively, if certain tax treaties apply, is attributable to a permanent establishment in the United States maintained by the Non-U.S. Holder (and in either case, the branch profits tax discussed above may also apply if the Non-U.S. Holder is a corporation); (ii) the Non-U.S. Holder is an individual who holds shares of Common Stock as a capital asset and is present in the United States for 183 days or more in the taxable year of disposition, and either (a) such individual has a "tax home" (as defined for United States federal income tax purposes) in the United States (unless the gain from the disposition is attributable to an office or other fixed place of business maintained by such Non-U.S. Holder in a foreign country and such gain has been subject to a foreign income tax equal to at least 10% of the gain derived from such disposition), or
(b) the gain is attributable to an office or other fixed place of business maintained by such individual in the United States; or (iii) the Company is or has been a United States real property holding corporation (a "USRPHC") for United States federal income tax purposes (which the Company does not believe that it is or is likely to become) at any time within the shorter of the five year period preceding such disposition or such Non-U.S. Holder's holding period. If the Company were or were to become a USRPHC at any time during this period, gains realized upon a disposition of Common Stock by a Non-U.S. Holder which did not directly or indirectly own more than 5% of the Common Stock during this period generally would not be subject to United States federal income tax, provided that the Common Stock is regularly traded on an established securities market.

ESTATE TAX

     Common Stock owned or treated as owned by an individual who is not a citizen or resident (as defined for United States federal estate tax purposes) of the United States at the time of death will be includable in the individual's gross estate for United States federal estate tax purposes (unless an applicable estate tax treaty provides otherwise), and therefore may be subject to United States federal estate tax.

BACKUP WITHHOLDING, INFORMATION REPORTING AND OTHER REPORTING REQUIREMENTS

     The Company must report annually to the Internal Revenue Service and to each Non-U.S. Holder the amount of dividends paid to, and the tax withheld with respect to, each Non-U.S. Holder. These reporting requirements apply regardless of whether withholding was reduced or eliminated by an applicable tax treaty. Copies of this information also may be made available under the provisions of a specific treaty or agreement with the tax authorities in the country in which the Non-U.S. Holder resides or is established.

     United States backup withholding tax (which generally is imposed at the rate of 31% on certain payments to persons that fail to furnish the information required under the United States information reporting requirements) and information reporting requirements (other than those discussed above under "Dividends") generally will not apply to dividends paid on Common Stock to a Non-U.S. Holder at an address outside the

United States. Backup withholding and information reporting generally will apply, however, to dividends paid on shares of Common Stock to a Non-U.S. Holder at an address in the United States, if such holder fails to establish an exemption or to provide certain other information to the payor.

     The payment of proceeds from the disposition of Common Stock to or through a United States office of a broker will be subject to information reporting and backup withholding unless the owner, under penalties of perjury, certifies, among other things, its status as a Non-U.S. Holder or otherwise establishes an exemption. The payment of proceeds from the disposition of Common Stock to or through a non-U.S. office of a non-U.S. broker generally will not be subject to backup withholding and information reporting, except as noted below. In the case of proceeds from a disposition of Common Stock paid to or through a non-U.S. office of a broker that is (i) a United States person, (ii) a "controlled foreign corporation" for United States federal income tax purposes or (iii) a foreign person 50% or more of whose gross income from certain periods is effectively connected with a United States trade or business, information reporting (but not backup withholding) will apply unless the broker has documentary evidence in its files that the owner is a Non-U.S. Holder (and the broker has no actual knowledge to the contrary). Proposed regulations state that backup withholding will not apply to such payments unless the broker has actual knowledge that the payee is a U.S. person.

     Backup withholding is not an individual tax. Any amounts withheld under the backup withholding rules from a payment to a Non-U.S. Holder will be refunded or credited against the Non-U.S. Holder's United States federal income tax liability, if any, provided that the required information is furnished to the Internal Revenue Service.

                                  UNDERWRITING

     Merrill Lynch, Pierce, Fenner & Smith Incorporated ("Merrill Lynch"), Donaldson, Lufkin & Jenrette Securities Corporation and Morgan Stanley & Co. Incorporated are acting as Representatives (the "Representatives") of each of the Underwriters named below (the "Underwriters"). Subject to the terms and conditions set forth in a purchase agreement (the "Purchase Agreement") among the Company, the Selling Stockholder and the Underwriters, the Company for its own account and the Selling Stockholder severally have agreed to sell to the Underwriters, and each of the Underwriters severally has agreed to purchase from the Company and the Selling Stockholder, the number of shares of Common Stock set forth opposite its name below.

                                                                                    NUMBER OF
                                   UNDERWRITERS                                      SHARES
----------------------------------------------------------------------------------  ---------
Merrill Lynch, Pierce, Fenner & Smith
             Incorporated.........................................................
Donaldson, Lufkin & Jenrette Securities Corporation...............................
Morgan Stanley & Co. Incorporated.................................................

                                                                                      -------
              Total...............................................................  4,700,000
                                                                                      =======

     In the Purchase Agreement, the several Underwriters have agreed, subject to the terms and conditions set forth therein, to purchase all of the shares of Common Stock being sold pursuant to such agreement if any of the shares of Common Stock being sold pursuant to such agreement are purchased. Under certain circumstances, the commitments of non-defaulting Underwriters may be increased.

     The Representatives have advised the Company and the Selling Stockholder that the Underwriters propose initially to offer the shares of Common Stock to the public at the public offering price set forth on the cover page of this Prospectus, and to certain dealers at such price less a concession not in excess
of $       per share of Common Stock. The Underwriters may allow, and such
dealers may reallow, a discount not in excess of $       per share of Common
Stock on sales to certain other dealers. After the Offering, the public offering price, concession and discount may be changed.

     The Company has granted an option to the Underwriters, exercisable for 30 days after the date of this Prospectus, to purchase up to an aggregate of 675,000 additional shares of Common Stock at the public offering price set forth on the cover page of this Prospectus, less the underwriting discount. The Underwriters may exercise this option only to cover over-allotments, if any, made on the sale of the Common Stock offered hereby. To the extent that the Underwriters exercise this option, each Underwriter will be obligated, subject to certain conditions, to purchase a number of additional shares of Common Stock proportionate to such Underwriter's initial amount reflected in the foregoing table.

     The Company, the Selling Stockholder and certain other officers and directors of the Company have agreed, subject to certain exceptions, not to directly or indirectly (i) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant for the sale of or otherwise dispose of or transfer any shares of Common Stock or securities convertible into or exchangeable or exercisable for Common Stock, whether now owned or thereafter acquired by the person executing the agreement or with respect to which the person executing the agreement thereafter acquires the power of disposition, or file a registration statement under the Securities Act with respect to the foregoing or (ii) enter into any swap or other agreement that transfers, in whole or in part, the economic consequence of ownership of the Common Stock whether any such swap or transaction is to be settled by delivery of Common

Stock or other securities, in cash or otherwise, without the prior written consent of Merrill Lynch on behalf of the Underwriters for a period of 90 days after the date of this Prospectus.

     The Company and the Selling Stockholder have agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act.

                                 LEGAL MATTERS

     The legality of the shares of Common Stock offered hereby will be passed upon for the Company by King & Spalding, Atlanta, Georgia. Certain legal matters in connection with the sale of the shares of Common Stock offered hereby will be passed upon for the Underwriters by Fried, Frank, Harris, Shriver & Jacobson (a partnership including professional corporations), New York, New York .

                              INDEPENDENT AUDITORS

     The consolidated balance sheets of AGCO Corporation and subsidiaries as of December 31, 1995 and 1994 and the related consolidated statements of income, stockholders' equity and cash flows for each of the three years in the period ended December 31, 1995 and the related schedule included and/or incorporated by reference in this Prospectus from the Company's Annual Report on Form 10-K for the year ended December 31, 1995 have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their reports with respect thereto.

     The balance sheets of the Maxion Agricultural Equipment Business as of December 31,1995 and 1994 and the related statements of operations and cash flows for each of the three years in the period ended December 31, 1995 incorporated by reference in this Prospectus from the Company's Current Report on Form 8-K dated June 28, 1996 have been audited by Price Waterhouse Auditores Independentes, independent public accountants, as indicated in their report with respect thereto.

                             AVAILABLE INFORMATION

     The Company is subject to the informational requirements of the Securities Exchange Act of 1934 (the "Exchange Act"), and in accordance therewith files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Reports, proxy statements and other information filed by the Company may be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, 450 Fifth Street, N.W., Washington, D.C., and at the regional offices of the Commission at 7 World Trade Center, Suite 1300, New York, New York 10048 and 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of such information can be obtained from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. Reports and other information concerning the Company can also be inspected at the offices of the New York Stock Exchange, Inc. at 20 Broad Street, New York, New York 10005. The Registration Statement may also be obtained through the Commission's Internet address at "http://www.sec.gov".

     The Company has filed with the Commission a registration statement on form S-3 (herein, together with all amendments and exhibits, referred to as the "Registration Statement") under the Securities Act with respect to the offering made hereby. This Prospectus does not contain all of the information set forth in the Registration Statement, certain portions of which are omitted in accordance with the rules and regulation of the Commission. Such additional information may be obtained from the Commission's principal office in Washington, D.C. as a set forth above. For further information, reference is hereby made to the Registration Statement, including the exhibits filed as a part thereof or otherwise incorporated herein. Statements made in this Prospectus as to the contents of any documents filed as an exhibit are not necessarily complete, and in each instance reference is made to such exhibit for a more complete description and each such statement is modified in its entirety by such reference.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The following documents heretofore filed by the Company with the Commission pursuant to the Exchange Act are incorporated by reference in this Prospectus:

          (a) Annual Report on Form 10-K for the year ended December 31, 1995;

          (b) Quarterly Report on Form 10-Q for the quarters ended March 30, 1996, June 30, 1996 and September 30, 1996; and

          (c) Current Reports on Form 8-K dated March 4, 1996, March 21, 1996, June 28, 1996, and November 1, 1996.

     All documents filed by the Company pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this Prospectus and prior to the termination of the offering of the shares of Common Stock hereunder shall be deemed to be incorporated by reference herein and to be a part hereof from the date of the filing of such reports and documents. The Company will provide a copy of any or all of such documents (exclusive of exhibits unless such exhibits are specifically incorporated by reference therein), without charge, to each person to whom this Prospectus is delivered, upon written or oral request to:
AGCO Corporation, 4830 River Green Parkway, Duluth, Georgia 30136 (telephone
(770) 813-9200) Attention: Michael F. Swick, Vice President -- General Counsel.

     Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for the purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                                                        PAGE
                                                                                        -----
Report of Arthur Andersen LLP.........................................................  F-2
Consolidated Statements of Income -- Years Ended December 31, 1995, 1994 and 1993.....  F-4
Consolidated Balance Sheets as of December 31, 1995 and 1994..........................  F-6
Consolidated Statements of Stockholders' Equity -- Years Ended December 31, 1995, 1994
  and 1993............................................................................  F-8
Consolidated Statements of Cash Flows -- Years Ended December 31, 1995, 1994 and
  1993................................................................................  F-10
Notes to Consolidated Financial Statements............................................  F-12
Condensed Consolidated Balance Sheets as of September 30, 1996 and December 31, 1995
  (unaudited).........................................................................  F-34
Condensed Consolidated Statements of Income -- Nine Months Ended September 30, 1996
  and 1995 (unaudited)................................................................  F-36
Condensed Consolidated Statements of Cash Flows -- Nine Months Ended September 30,
  1996 and 1995 (unaudited)...........................................................  F-38
Notes to Condensed Consolidated Financial Statements (unaudited)......................  F-40

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Board of Directors and Stockholders of AGCO Corporation:

     We have audited the accompanying consolidated balance sheets of AGCO CORPORATION AND SUBSIDIARIES as of December 31, 1995 and 1994 and the related consolidated statements of income, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of AGCO Corporation and subsidiaries as of December 31, 1995 and 1994 and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1995 in conformity with generally accepted accounting principles.

     As discussed in the notes to consolidated financial statements, effective January 1, 1993, the Company changed its methods of accounting for income taxes and postretirement benefits other than pensions.

                                          ARTHUR ANDERSEN LLP

Atlanta, Georgia
February 7, 1996

                      (This page intentionally left blank)

                       AGCO CORPORATION AND SUBSIDIARIES

                       CONSOLIDATED STATEMENTS OF INCOME
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                     CONSOLIDATED
                                                     --------------------------------------------
                                                               YEAR ENDED DECEMBER 31,
                                                     --------------------------------------------
                                                        1995              1994             1993
                                                     ----------        ----------        --------
Revenues:
  Net sales........................................  $2,068,427        $1,319,271        $595,736
  Finance income...................................      56,621            39,741              --
                                                     ----------        ----------        --------
                                                      2,125,048         1,359,012         595,736
                                                     ----------        ----------        --------
Costs and Expenses:
  Cost of goods sold...............................   1,627,716         1,042,930         470,452
  Selling, general and administrative expenses.....     200,588           129,538          55,848
  Engineering expenses.............................      27,350            19,358           7,510
  Interest expense, net............................      63,211            42,836          13,624
  Other expense (income), net......................       9,602             3,141           4,166
  Nonrecurring acquisition related expenses........       6,000            19,500          14,000
                                                     ----------        ----------        --------
                                                      1,934,467         1,257,303         565,600
                                                     ----------        ----------        --------
Income before income taxes and equity in net
  earnings of unconsolidated subsidiary and
  affiliates.......................................     190,581           101,709          30,136
Provision (benefit) for income taxes...............      65,897           (10,610)             --
                                                     ----------        ----------        --------
Income before equity in net earnings of
  unconsolidated
  subsidiary and affiliates........................     124,684           112,319          30,136
  Equity in net earnings of unconsolidated
     subsidiary and affiliates.....................       4,458             3,215           3,953
                                                     ----------        ----------        --------
Net income.........................................     129,142           115,534          34,089
  Preferred stock dividends........................       2,012             5,421           3,705
                                                     ----------        ----------        --------
Net income available for common stockholders.......  $  127,130        $  110,113        $ 30,384
                                                      =========         =========        ========
Net income per common share:
  Primary..........................................  $     2.76        $     3.07        $   1.11
                                                      =========         =========        ========
  Fully diluted....................................  $     2.30        $     2.35        $   0.93
                                                      =========         =========        ========
Weighted average number of common and common
  equivalent shares outstanding:
  Primary..........................................      46,126            35,920          27,366
                                                      =========         =========        ========
  Fully diluted....................................      56,684            49,170          36,774
                                                      =========         =========        ========

                       AGCO CORPORATION AND SUBSIDIARIES

                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

             EQUIPMENT OPERATIONS
    --------------------------------------                  FINANCE COMPANY
                                               ------------------------------------------
           YEAR ENDED DECEMBER 31,                                   FOR THE PERIOD FROM
    --------------------------------------        YEAR ENDED          FEBRUARY 11, 1994
       1995           1994          1993       DECEMBER 31, 1995     TO DECEMBER 31, 1994
    ----------     ----------     --------     -----------------     --------------------
    $2,068,427     $1,319,271     $595,736          $    --                $     --
            --             --           --           56,621                  39,741
    ----------     ----------     --------     -----------------         ----------
     2,068,427      1,319,271      595,736           56,621                  39,741
    ----------     ----------     --------     -----------------         ----------
     1,627,716      1,042,930      470,452               --                      --
       186,752        117,683       55,848           13,836                  11,855
        27,350         19,358        7,510               --                      --
        31,490         24,104       13,624           31,721                  18,732
         9,654          1,978        4,166              (52)                  1,163
         6,000         19,500       14,000               --                      --
    ----------     ----------     --------     -----------------         ----------
     1,888,962      1,225,553      565,600           45,505                  31,750
    ----------     ----------     --------     -----------------         ----------
       179,465         93,718       30,136           11,116                   7,991
        61,563        (13,733)          --            4,334                   3,123
    ----------     ----------     --------     -----------------         ----------
       117,902        107,451       30,136            6,782                   4,868
        11,240          8,083        3,953               --                      --
    ----------     ----------     --------     -----------------         ----------
       129,142        115,534       34,089            6,782                   4,868
         2,012          5,421        3,705               --                      --
    ----------     ----------     --------     -----------------         ----------
    $  127,130     $  110,113     $ 30,384          $ 6,782                $  4,868
     =========      =========     ========     =================     ===================

          See accompanying notes to consolidated financial statements.

                       AGCO CORPORATION AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS
                       (IN THOUSANDS, EXCEPT SHARE DATA)

                                                                             CONSOLIDATED
                                                                    ------------------------------
                                                                    DECEMBER 31,      DECEMBER 31,
                                                                        1995              1994
                                                                    ------------      ------------
                                              ASSETS
Current Assets:
  Cash and cash equivalents.......................................   $   27,858        $   25,826
  Accounts and notes receivable, net of allowances................      785,801           587,828
  Receivables from unconsolidated subsidiary and affiliates.......        4,029            14,805
  Credit receivables, net.........................................      185,401           179,029
  Inventories, net................................................      360,969           314,519
  Other current assets............................................       60,442            79,260
                                                                    ------------      ------------
          Total current assets....................................    1,424,500         1,201,267
Noncurrent credit receivables, net................................      397,177           300,327
Property, plant and equipment, net................................      146,521           119,211
Investments in unconsolidated subsidiary and affiliates...........       45,963            43,170
Other assets......................................................       44,510            38,434
Intangible assets, net............................................      104,244           120,885
                                                                    ------------      ------------
          Total assets............................................   $2,162,915        $1,823,294
                                                                     ==========        ==========

                               LIABILITIES AND STOCKHOLDERS' EQUITY
Current Liabilities:
  Short-term borrowings from unconsolidated subsidiary............   $       --        $       --
  Current portion of long-term debt...............................      361,376           188,000
  Accounts payable................................................      325,701           287,127
  Payables to unconsolidated subsidiary and
     affiliates...................................................        4,837                --
  Accrued expenses................................................      233,848           218,264
  Other current liabilities.......................................       13,217            10,083
                                                                    ------------      ------------
          Total current liabilities...............................      938,979           703,474
                                                                    ------------      ------------
Revolving credit facilities.......................................      531,336           589,833
Convertible subordinated debentures...............................       37,558                --
Postretirement health care benefits...............................       23,561            22,740
Other noncurrent liabilities......................................       42,553            30,581
                                                                    ------------      ------------
          Total liabilities.......................................    1,573,987         1,346,628
Commitments and Contingencies (Note 14)
Stockholders' Equity:
     Preferred stock; $0.01 par value, 1,000,000 shares
      authorized, 0 and 301,558 shares of $16.25 Cumulative
      Convertible Exchangeable Preferred Stock issued and
      outstanding in 1995 and 1994, respectively (liquidation
      preference of $250 per share)...............................           --                 3
     Common stock; $0.01 par value, 75,000,000 shares authorized,
      50,557,040 and 21,689,609 shares issued and outstanding in
      1995 and 1994, respectively.................................          506               217
     Additional paid-in capital...................................      307,189           324,564
     Retained earnings............................................      287,706           161,483
     Unearned compensation........................................      (22,587)          (10,594)
     Additional minimum pension liability.........................       (2,619)             (338)
     Cumulative translation adjustment............................       18,733             1,331
                                                                    ------------      ------------
          Total stockholders' equity..............................      588,928           476,666
                                                                    ------------      ------------
          Total liabilities and stockholders' equity..............   $2,162,915        $1,823,294
                                                                     ==========        ==========

                       AGCO CORPORATION AND SUBSIDIARIES

                       (IN THOUSANDS, EXCEPT SHARE DATA)

         EQUIPMENT OPERATIONS                                 FINANCE COMPANY
    ------------------------------                     ------------------------------
    DECEMBER 31,      DECEMBER 31,                     DECEMBER 31,      DECEMBER 31,
        1995              1994                             1995              1994
    ------------      ------------                     ------------      ------------

     $   20,023        $   21,844                        $  7,835          $  3,982
        785,801           587,828                              --                --
          4,029            23,247                           4,686             7,249
             --                --                         185,401           179,029
        360,969           314,519                              --                --
         56,950            76,990                           3,492             2,270
    ------------      ------------                     ------------      ------------
      1,227,772         1,024,428                         201,414           192,530
             --                --                         397,177           300,327
        146,172           118,875                             349               336
        105,913            96,874                              --                --
         44,510            38,434                              --                --
        104,244           120,885                              --                --
    ------------      ------------                     ------------      ------------
     $1,628,611        $1,399,496                        $598,940          $493,193
     ==========        ==========                      ==========        ==========

     $       --        $    7,249                        $     --          $     --
             --                --                         361,376           188,000
        319,711           282,657                           5,990             4,470
          9,523                --                              --             8,442
        223,839           210,566                          10,009             7,698
         13,217            10,083                              --                --
    ------------      ------------                     ------------      ------------
        566,290           510,555                         377,375           208,610
    ------------      ------------                     ------------      ------------
        378,336           366,833                         153,000           223,000
         37,558                --                              --                --
         23,561            22,740                              --                --
         33,938            22,702                           8,615             7,879
    ------------      ------------                     ------------      ------------
      1,039,683           922,830                         538,990           439,489

             --                 3                              --                --

            506               217                               1                 1
        307,189           324,564                          48,834            48,834
        287,706           161,483                          11,150             4,868
        (22,587)          (10,594)                             --                --
         (2,619)             (338)                             --                --
         18,733             1,331                             (35)                1
    ------------      ------------                     ------------      ------------
        588,928           476,666                          59,950            53,704
    ------------      ------------                     ------------      ------------
     $1,628,611        $1,399,496                        $598,940          $493,193
     ==========        ==========                      ==========        ==========

          See accompanying notes to consolidated financial statements.

                       AGCO CORPORATION AND SUBSIDIARIES

                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
                       (IN THOUSANDS, EXCEPT SHARE DATA)

                Balance, December 31, 1992..................................................
                  Net income................................................................
                  Issuance of preferred stock, net of offering expenses.....................
                  Stock options exercised...................................................
                  Stock options canceled....................................................
                  Common stock dividends....................................................
                  Preferred stock dividends.................................................
                  Amortization of unearned compensation.....................................
                  Additional minimum pension liability......................................
                  Change in cumulative translation adjustment...............................
                Balance, December 31, 1993..................................................
                  Net income................................................................
                  Issuance of common stock, net of offering expenses........................
                  Issuance of restricted stock..............................................
                  Three-for-two common stock split..........................................
                  Conversions of preferred stock into common stock..........................
                  Stock options granted.....................................................
                  Stock options exercised...................................................
                  Common stock dividends....................................................
                  Preferred stock dividends.................................................
                  Amortization of unearned compensation.....................................
                  Additional minimum pension liability......................................
                  Change in cumulative translation adjustment...............................
                Balance, December 31, 1994..................................................
                  Net income................................................................
                  Issuance of restricted stock..............................................
                  Two-for-one common stock split............................................
                  Conversions of subordinated debentures into common stock..................
                  Conversions of preferred stock into subordinated debentures...............
                  Conversions of preferred stock into common stock..........................
                  Stock options exercised...................................................
                  Common stock dividends....................................................
                  Preferred stock dividends.................................................
                  Amortization of unearned compensation.....................................
                  Additional minimum pension liability......................................
                  Change in cumulative translation adjustment...............................
                Balance, December 31, 1995..................................................

                       AGCO CORPORATION AND SUBSIDIARIES

                       (IN THOUSANDS, EXCEPT SHARE DATA)

                                                                                    ADDITIONAL
   PREFERRED STOCK        COMMON STOCK       ADDITIONAL                              MINIMUM     CUMULATIVE
  ------------------   -------------------    PAID-IN     RETAINED     UNEARNED      PENSION     TRANSLATION
   SHARES     AMOUNT     SHARES     AMOUNT    CAPITAL     EARNINGS   COMPENSATION   LIABILITY    ADJUSTMENT     TOTAL
  ---------   ------   ----------   ------   ----------   --------   ------------   ----------   -----------   --------
         --    $ --     8,916,182    $ 89     $  72,110   $ 21,811     $   (486)     $     --      $   148     $ 93,672
         --      --            --      --            --     34,089           --            --           --       34,089
    368,000       4            --      --        87,963         --           --            --           --       87,967
         --      --        73,597       1           423         --           --            --           --          424
         --      --            --      --           (49)        --           49            --           --           --
         --      --            --      --            --       (358)          --            --           --         (358)
         --      --            --      --            --     (3,705)          --            --           --       (3,705)
         --      --            --      --            --         --          145            --           --          145
         --      --            --      --            --         --           --          (155)          --         (155)
         --      --            --      --            --         --           --            --          150          150
  ---------   ------   ----------   ------   ----------   --------   ------------   ----------   -----------   --------
    368,000       4     8,989,779      90       160,447     51,837         (292)         (155)         298      212,229
         --      --            --      --            --    115,534           --            --           --      115,534
         --      --     4,237,500      42       151,562         --           --            --           --      151,604
         --      --       243,000       3        11,542         --      (11,545)           --           --           --
         --      --     7,227,398      72           (72)        --           --            --           --           --
    (66,442)     (1)      876,641       9            (8)        --           --            --           --           --
         --      --            --      --           352         --         (352)           --           --           --
         --      --       115,291       1           741         --           --            --           --          742
         --      --            --      --            --       (467)          --            --           --         (467)
         --      --            --      --            --     (5,421)          --            --           --       (5,421)
         --      --            --      --            --         --        1,595            --           --        1,595
         --      --            --      --            --         --           --          (183)          --         (183)
         --      --            --      --            --         --           --            --        1,033        1,033
  ---------   ------   ----------   ------   ----------   --------   ------------   ----------   -----------   --------
    301,558       3    21,689,609     217       324,564    161,483      (10,594)         (338)       1,331      476,666
         --      --            --      --            --    129,142           --            --           --      129,142
         --      --       454,000       5        19,165         --      (19,170)           --           --           --
         --      --    25,278,520     253          (253)        --           --            --           --           --
         --      --     2,315,661      23        29,267         --           --            --           --       29,290
   (267,453)     (3)           --      --       (66,845)        --           --            --           --      (66,848)
    (34,105)     --       673,094       7            (7)        --           --            --           --           --
         --      --       146,156       1         1,298         --           --            --           --        1,299
         --      --            --      --            --       (907)          --            --           --         (907)
         --      --            --      --            --     (2,012)          --            --           --       (2,012)
         --      --            --      --            --         --        7,177            --           --        7,177
         --      --            --      --            --         --           --        (2,281)          --       (2,281)
         --      --            --      --            --         --           --            --       17,402       17,402
  ---------   ------   ----------   ------   ----------   --------   ------------   ----------   -----------   --------
         --    $ --    50,557,040    $506     $ 307,189   $287,706     $(22,587)     $ (2,619)     $18,733     $588,928
  =========   ======    =========   ======     ========   ========   ==========       =======    =========     ========

          See accompanying notes to consolidated financial statements.

                       AGCO CORPORATION AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 (IN THOUSANDS)

                                                                     CONSOLIDATED
                                                      -------------------------------------------
                                                                YEAR ENDED DECEMBER 31,
                                                      -------------------------------------------
                                                         1995             1994            1993
                                                      -----------      -----------      ---------
Cash flows from operating activities:
  Net income........................................  $   129,142      $   115,534      $  34,089
                                                      -----------      -----------      ---------
  Adjustments to reconcile net income to net cash
     provided by (used for) operating activities:
     Depreciation and amortization..................       24,288           15,713          2,919
     Equity in net earnings of unconsolidated
       subsidiary and affiliates, net of cash
       received.....................................       (4,458)          (3,031)        (3,953)
     Deferred income tax provision (benefit)........       32,915          (40,958)        (8,073)
     Amortization of intangibles....................        4,007            2,044           (757)
     Amortization of unearned compensation..........        7,177            1,595            145
     Provision for losses on credit receivables.....        4,279            4,691             --
     Changes in operating assets and liabilities,
       net of effects from purchase of businesses:
     Accounts and notes receivable, net.............     (131,341)         (84,458)        (8,815)
     Inventories, net...............................      (32,273)          30,683         10,623
     Other current and noncurrent assets............        2,794              247          3,953
     Accounts payable...............................        8,076           32,498         (3,510)
     Accrued expenses...............................       16,624           19,039         (5,740)
     Other current and noncurrent liabilities.......        5,898            2,767          1,283
                                                      -----------      -----------      ---------
          Total adjustments.........................      (62,014)         (19,170)       (11,925)
                                                      -----------      -----------      ---------
          Net cash provided by operating
            activities..............................       67,128           96,364         22,164
                                                      -----------      -----------      ---------
Cash flows from investing activities:
  Purchase of businesses, net of cash acquired......      (27,044)        (324,249)      (148,532)
  Purchase of property, plant and equipment.........      (45,259)         (20,661)        (6,709)
  Credit receivables originated.....................     (393,510)        (327,636)            --
  Principal collected on credit receivables.........      286,009          224,289             --
  Investments in unconsolidated subsidiary and
     affiliates.....................................        1,070               --        (19,940)
                                                      -----------      -----------      ---------
          Net cash used for investing activities....     (178,734)        (448,257)      (175,181)
                                                      -----------      -----------      ---------
Cash flows from financing activities:
  Proceeds from revolving credit facilities.........    1,467,499        1,619,507        764,299
  Payments on revolving credit facilities...........   (1,352,620)      (1,367,368)      (711,471)
  Proceeds from issuance of common stock............        1,299          133,721            424
  Dividends received (paid) from finance company....           --               --             --
  Dividends paid on common stock....................         (907)            (467)          (358)
  Dividends paid on preferred stock.................       (2,420)          (5,511)        (3,207)
  (Payments) proceeds on short-term borrowings from
     unconsolidated subsidiary......................           --           (3,440)        14,516
  Proceeds from issuance of preferred stock.........           --               --         87,967
                                                      -----------      -----------      ---------
          Net cash provided by financing
            activities..............................      112,851          376,442        152,170
                                                      -----------      -----------      ---------
  Effect of exchange rate changes on cash and
     cash equivalents...............................          787            1,063             --
  Increase (decrease) in cash and cash
     equivalents....................................        2,032           25,612           (847)
  Cash and cash equivalents, beginning of period....       25,826              214          1,061
                                                      -----------      -----------      ---------
  Cash and cash equivalents, end of period..........  $    27,858      $    25,826      $     214
                                                       ==========       ==========      =========

                       AGCO CORPORATION AND SUBSIDIARIES

                                 (IN THOUSANDS)

             EQUIPMENT OPERATIONS
    ---------------------------------------                 FINANCE COMPANY
                                                ----------------------------------------
            YEAR ENDED DECEMBER 31,                YEAR ENDED       FOR THE PERIOD FROM
    ---------------------------------------       DECEMBER 31,       FEBRUARY 11, 1994
      1995           1994           1993              1995          TO DECEMBER 31, 1994
    ---------      ---------      ---------     -----------------   --------------------
    $ 129,142      $ 115,534      $  34,089        $     6,782           $    4,868
    ---------      ---------      ---------     -----------------   --------------------
       24,166         15,659          2,919                122                   54
      (11,240)        (7,899)        (3,953)                --                   --
       33,920        (38,961)        (8,073)            (1,005)              (1,997)
        4,007          2,044           (757)                --                   --
        7,177          1,595            145                 --                   --
           --             --             --              4,279                4,691
     (144,469)       (92,063)        (8,815)                --                   --
      (32,273)        30,683         10,623                 --                   --
        3,048            306          3,953               (254)                 (59)
       32,812         30,711         (3,510)           (11,608)               9,392
       14,349         17,108         (5,740)             2,275                1,931
        5,162          1,862          1,283                736                  905
    ---------      ---------      ---------     -----------------   --------------------
      (63,341)       (38,955)       (11,925)            (5,455)              14,917
    ---------      ---------      ---------     -----------------   --------------------
       65,801         76,579         22,164              1,327               19,785
    ---------      ---------      ---------     -----------------   --------------------
      (27,044)      (311,448)      (148,532)                --                   --
      (45,161)       (20,525)        (6,709)               (98)                (136)
           --             --             --           (393,510)            (327,636)
           --             --             --            286,009              224,289
        1,070        (23,226)       (19,940)                --                   --
    ---------      ---------      ---------     -----------------   --------------------
      (71,135)      (355,199)      (175,181)          (107,599)            (103,483)
    ---------      ---------      ---------     -----------------   --------------------
      366,143        790,007        764,299          1,101,356              829,500
     (354,640)      (593,468)      (711,471)          (997,980)            (773,900)
        1,299        133,721            424                 --                   --
          500             --             --               (500)                  --
         (907)          (467)          (358)                --                   --
       (2,420)        (5,511)        (3,207)                --                   --
       (7,249)       (25,095)        14,516              7,249               21,655
           --             --         87,967                 --                   --
    ---------      ---------      ---------     -----------------   --------------------
        2,726        299,187        152,170            110,125               77,255
    ---------      ---------      ---------     -----------------   --------------------
          787          1,063             --                 --                   --
       (1,821)        21,630           (847)             3,853               (6,443)
       21,844            214          1,061              3,982               10,425
    ---------      ---------      ---------     -----------------   --------------------
    $  20,023      $  21,844      $     214        $     7,835           $    3,982
    =========      =========      =========      =============      ===============

          See accompanying notes to consolidated financial statements.

                       AGCO CORPORATION AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  Business

     AGCO Corporation (the "Company") is one of the largest manufacturers and distributors of agricultural equipment in the world. The Company sells a full range of agricultural equipment and related replacement parts, including tractors, combines, hay tools and forage equipment and implements. The Company's products are marketed under the following brand names: AGCO Allis, Massey Ferguson, GLEANER, Hesston, White, SAME, White-New Idea, Black Machine, AGCOSTAR, Landini, Tye, Farmhand and Glencoe. The Company distributes its products through a network of approximately 3,000 independent dealers in the United States and Canada and a combination of wholly owned distribution companies, associates, licensees and independent dealers in over 140 countries outside the United States and Canada. In addition, the Company provides retail financing to end users through Agricredit Acceptance Company ("Agricredit"), a wholly owned finance subsidiary in the United States and Canada, and through its Massey Ferguson Finance joint ventures in the United Kingdom, France, and Germany.

  Basis of Presentation

     The consolidated financial statements include, on a separate, supplemental basis, the Company's Equipment Operations and its Finance Company. "Equipment Operations" reflect the consolidation of all operations of the Company and its subsidiaries with the exception of Agricredit, which is included using the equity method of accounting. The results of operations of Agricredit are included under the caption "Finance Company." All significant intercompany transactions, including activity within and between the Equipment Operations and Finance Company, have been eliminated to arrive at the "Consolidated" financial statements. Certain prior period amounts have been reclassified to conform with the current period presentation.

  Revenue Recognition

     Sales of equipment and replacement parts are recorded by the Company when shipped to independent dealers or other customers. Provisions for sales incentives and returns and allowances are made at the time of sale to the dealer for existing incentive programs or at the inception of new incentive programs. Provisions are revised in the event of subsequent modification to the incentive programs. There is a time lag, which varies based on the timing and level of retail demand, between the date the Company records a sale and when the dealer sells the equipment to a retail customer.

     Agricredit recognizes finance income on credit receivables utilizing the effective interest method. Accrual of interest and finance fees is suspended when collection is deemed doubtful. Direct costs incurred in origination of the credit receivables are amortized to income over the expected term of the credit receivables using methods that approximate the effective interest method.

  Foreign Currency Translation

     The financial statements of the Company's foreign subsidiaries are translated into United States currency in accordance with Statement of Financial Accounting Standards No. 52, "Foreign Currency Translation." Assets and liabilities are translated to United States dollars at period-end exchange rates. Income and expense items are translated at average rates of exchange prevailing during the period. Translation adjustments are accumulated as a separate component of stockholders' equity. Gains and losses which result from foreign currency transactions are included in the accompanying consolidated statements of income.

  Use of Estimates

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and

                       AGCO CORPORATION AND SUBSIDIARIES
liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. The estimates made by management primarily relate to receivable and inventory allowances and certain accrued liabilities, principally relating to reserves for volume discounts and sales incentives, warranty and insurance.

  Transactions with Affiliates

     The Company enters into transactions with certain affiliates relating primarily to the purchase and sale of inventory. All transactions were in the ordinary course of business and are not considered material to the financial statements.

  Cash and Cash Equivalents

     The Company considers all investments with an original maturity of three months or less to be cash equivalents.

  Accounts and Notes Receivable

     Accounts and notes receivable arise from the sale of parts and finished goods inventory to independent dealers and distributors and are ordinarily collateralized by the related goods. Terms vary by market, generally ranging from 30 day terms to requiring payment when the equipment is sold to retail customers. Interest is charged on the balance outstanding after certain interest-free periods, which generally range from 1 to 12 months.

     Accounts and notes receivable are shown net of allowances which consist primarily of sales incentive discounts available to dealers and doubtful accounts. Accounts and notes receivable allowances at December 31, 1995 and 1994 were as follows (in thousands):

                                                                          1995      1994
                                                                         -------   -------
    Sales incentive discounts..........................................  $39,433   $35,074
    Doubtful accounts..................................................   23,114    24,990
                                                                         -------   -------
                                                                         $62,547   $60,064
                                                                         =======   =======

  Inventories

     Inventories consist primarily of tractors, combines, implements, hay and forage equipment and service parts and are valued at the lower of cost or market. Cost is determined on a first-in, first-out basis. Market is net realizable value for finished goods and repair and replacement parts. For work in process, production parts and raw materials, market is replacement cost.

     Inventory balances at December 31, 1995 and 1994 were as follows (in thousands):

                                                                         1995       1994
                                                                       --------   --------
    Finished goods...................................................  $121,034   $ 95,276
    Repair and replacement parts.....................................   196,863    182,326
    Work in process, production parts and raw materials..............    84,505     76,513
                                                                       --------   --------
    Gross inventories................................................   402,402    354,115
    Allowance for surplus and obsolete inventories...................   (41,433)   (39,596)
                                                                       --------   --------
    Inventories, net.................................................  $360,969   $314,519
                                                                       ========   ========

                       AGCO CORPORATION AND SUBSIDIARIES

  Property, Plant and Equipment

     Property, plant and equipment are recorded at cost less accumulated depreciation and amortization. Depreciation is provided on a straight-line basis over the estimated useful lives of 10 to 40 years for buildings and improvements, 3 to 15 years for machinery and equipment, and 3 to 10 years for furniture and fixtures. Expenditures for maintenance and repairs are charged to expense as incurred.

     The property, plant and equipment balances at December 31, 1995 and 1994 were as follows (in thousands):

                                                                         1995       1994
                                                                       --------   --------
    Land.............................................................  $ 13,260   $  8,433
    Buildings and improvements.......................................    42,877     36,225
    Machinery and equipment..........................................   110,726     78,490
    Furniture and fixtures...........................................    23,572     16,890
                                                                       --------   --------
    Gross property, plant and equipment..............................   190,435    140,038
    Accumulated depreciation and amortization........................   (43,914)   (20,827)
                                                                       --------   --------
    Property, plant and equipment, net...............................  $146,521   $119,211
                                                                       ========   ========

  Intangible Assets

     Intangible assets at December 31, 1995 and 1994 consisted of the following (in thousands):

                                                                         1995       1994
                                                                       --------   --------
    Excess of cost over net assets acquired..........................  $ 52,001   $ 67,057
    Trademarks.......................................................    70,000     70,000
    Other............................................................     4,598      2,176
    Accumulated amortization.........................................   (12,750)    (6,419)
                                                                       --------   --------
                                                                        113,849    132,814
                                                                       --------   --------
    Excess of net assets acquired over cost..........................   (23,235)   (23,235)
    Accumulated amortization.........................................    13,630     11,306
                                                                       --------   --------
                                                                         (9,605)   (11,929)
                                                                       --------   --------
    Intangible assets, net...........................................  $104,244   $120,885
                                                                       ========   ========

     The excess of cost over net assets acquired ("goodwill") is being amortized to income on a straight-line basis over periods ranging from 10 to 40 years. The Company also assigned values to certain trademarks which were acquired in connection with the Massey Acquisition (Note 2). The trademarks are being amortized to income on a straight-line basis over 40 years. The excess of net assets over cost is being amortized on a straight-line basis over 10 years and has been reflected along with the related accumulated amortization as a reduction to intangible assets. The net amortization expense (income), included in other expense (income), net in the accompanying consolidated statements of income was $4,007,000, $2,044,000 and ($757,000) for the years ended December 31, 1995, 1994 and 1993, respectively.

     The Company periodically reviews the carrying values assigned to goodwill and other intangible assets based upon expectations of future cash flows and operating income generated by the underlying tangible assets.

                       AGCO CORPORATION AND SUBSIDIARIES

  Accrued Expenses

     Accrued expenses at December 31, 1995 and 1994 consisted of the following (in thousands):

                                                                         1995       1994
                                                                       --------   --------
    Reserve for volume discounts and sales incentives................  $ 62,557   $ 58,164
    Warranty reserves................................................    39,883     30,582
    Accrued employee compensation and benefits.......................    28,940     29,811
    Insurance reserves...............................................    11,701     10,241
    Other............................................................    90,767     89,466
                                                                       --------   --------
                                                                       $233,848   $218,264
                                                                       ========   ========

  Warranty Reserves

     The Company's agricultural equipment products are generally under warranty against defects in material and workmanship for a period of one to four years. The Company provides for future warranty costs based upon the relationship of sales in prior periods to actual warranty costs.

  Insurance Reserves

     Under the Company's insurance programs, coverage is obtained for significant liability limits as well as those risks required to be insured by law or contract. It is the policy of the Company to self-insure a portion of certain expected losses related primarily to workers' compensation and comprehensive general, product and vehicle liability. Provisions for losses expected under these programs are recorded based on the Company's estimates of the aggregate liabilities for the claims incurred.

  Net Income Per Common Share

     Primary net income per common share is computed by dividing net income available for common stockholders (net income less preferred stock dividend requirements) by the weighted average number of common and common equivalent shares outstanding during each period. Common equivalent shares include shares issuable upon the assumed exercise of outstanding stock options (Note 13). Fully diluted net income per common share assumes (i) conversion of the Convertible Subordinated Debentures (Note 8) into common stock after the Exchange (Note 8) and the elimination of interest expense related to the Convertible Subordinated Debentures, net of applicable income taxes and (ii) conversion of the Preferred Stock (Note 11) into common stock and the elimination of the preferred stock dividend requirements prior to the Exchange.

     All references in the financial statements and the accompanying notes to the financial statements to the weighted average number of common shares outstanding and net income per common share have been restated to reflect all stock splits (Note 12).

  Financial Instruments

     The carrying amounts reported in the Company's consolidated balance sheets for cash and cash equivalents, accounts and notes receivable, receivables from unconsolidated subsidiary and affiliates, accounts payable and payables to unconsolidated subsidiary and affiliates approximate fair value due to the immediate or short-term maturity of these financial instruments. Long-term debt recorded in the accompanying balance sheets approximates fair value based on the borrowing rates currently available to the Company for loans with similar terms and average maturities. At December 31, 1995, the estimated fair value of the Company's credit receivables was $573,851,000 compared to the carrying value of $582,578,000. At December 31, 1994, the estimated fair value of the Company's credit receivables was $469,715,000 compared to the carrying value of

                       AGCO CORPORATION AND SUBSIDIARIES

$479,356,000. The fair value of credit receivables was based on the discounted values of their related cash flows at current market interest rates.

     The Company enters into foreign exchange forward contracts to hedge the foreign currency exposure of certain receivables, payables and expected purchases and sales. These contracts are for periods consistent with the exposure being hedged and generally have maturities of one year or less. Gains and losses on foreign exchange forward contracts are deferred and recognized in income in the same period as the hedged transaction. The Company's foreign exchange forward contracts do not subject the Company's results of operations to risk due to exchange rate fluctuations because gains and losses on these contracts generally offset gains and losses on the exposure being hedged. The Company does not enter into any foreign exchange forward contracts for speculative trading purposes. At December 31, 1995 and 1994, the Company had $179,072,000 and $150,968,000, respectively, of foreign exchange forward contracts outstanding. The deferred gains or losses from these contracts were not material at December 31, 1995 and 1994.

     In 1995, Agricredit entered into interest rate swap agreements in order to reduce its exposure to portions of the Agricredit Revolving Credit Agreement (Note 7) which carry floating rates of interest and in order to more closely match the interest rates of the borrowings to those of the credit receivables being funded. The differential to be paid or received on the swap agreements is recognized as an adjustment to interest expense. At December 31, 1995, the total notional principal amount of the interest rate swap agreements was $25,652,000, having fixed rates ranging from 8.03% to 8.22% and terminating in 1998. The notional amount of the swap agreements do not represent amounts exchanged by the parties and therefore, are not representative of the Company's risk. The credit and market risk under the swap agreements is not considered significant and the fair values and carrying values were not material at December 31, 1995.

  Accounting Changes

     In October 1995, the Financial Accounting Standards Board issued Statement No. 123, "Accounting for Stock-Based Compensation" which the Company is required to adopt in 1996. The Statement requires companies to estimate the value of all stock-based compensation using a recognized pricing model. Companies have the option of recognizing this value as an expense or disclosing its proforma effects on net income. The Company has not yet determined its method of adoption; however, the effect on compensation expense relating to this new standard would not have had a material effect on the Company's financial position or results of operations for the year ended December 31, 1995.

     In March 1995, the Financial Accounting Standards Board issued Statement No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of," which established accounting standards for the impairment of long-lived assets, certain identifiable intangibles and goodwill related to those assets to be held and used, as well as for long-lived assets and certain identifiable intangibles to be disposed. The Company will be required to adopt the new standard in the first quarter of 1996. The adoption of this standard will not have a material effect on the Company's financial position.

2. ACQUISITIONS

     Effective March 31, 1995, the Company acquired substantially all the net assets of AgEquipment Group, a manufacturer and distributor of agricultural implements and tillage equipment (the "AgEquipment Acquisition"). The acquired assets and assumed liabilities consisted primarily of dealer accounts receivable, inventories, machinery and equipment, trademarks and tradenames, accounts payable and accrued liabilities. The purchase price, which is subject to adjustment, was approximately $25,100,000 and was financed through borrowings under the Company's $550,000,000 revolving credit facility (the "Revolving Credit Facility" -- Note 7).

                       AGCO CORPORATION AND SUBSIDIARIES

     On June 29, 1994, the Company acquired from Varity Corporation ("Varity") the outstanding stock of Massey Ferguson Group Limited, certain assets of MF GmbH, a German operating subsidiary, the Massey Ferguson trademarks and certain other related assets (collectively, "Massey") for aggregate consideration consisting of $310,000,000 in cash and 500,000 shares of common stock of the Company (the "Massey Acquisition"). The acquired assets and assumed liabilities consisted primarily of accounts receivable, inventories, property, plant and equipment including two manufacturing facilities, trademarks, stock in associated companies, accounts payable and accrued liabilities. The total purchase price was approximately $328,625,000. The cash portion of the purchase price for the Massey Acquisition and the related transaction costs were financed through the public offering of 3,737,500 shares of common stock for proceeds of $132,980,000, net of underwriters' discount and offering expenses (the "1994 Offering" -- Note 12), and incremental borrowings of $177,020,000 under the Revolving Credit Facility which replaced the Company's credit facility in place at that time ("the Old Credit Facility" -- Note 7). The 1994 Offering and the execution of the Revolving Credit Facility were completed concurrently with the Massey Acquisition.

     Effective February 10, 1994, the Company acquired the remaining 50% interest in Agricredit from Varity. Prior to that date, the Company owned a 50% interest in Agricredit through a joint venture with Varity (the "Agricredit Joint Venture"), which was accounted for using the equity method of accounting since the original date of investment (January 26, 1993). The Company's original investment in the Agricredit Joint Venture was $19,940,000 and was financed through borrowings under the Old Credit Facility. The Company's January 1993 acquisition of a 50% joint venture interest in Agricredit together with its acquisition of the remaining 50% interest is hereinafter referred to as the "Agricredit Acquisition." The acquired assets and assumed liabilities consisted primarily of credit receivables, accounts payable, accrued liabilities and borrowings under a revolving credit agreement. The purchase price for the remaining 50% interest was $23,226,000 and was financed through borrowings under the Old Credit Facility. The results of operations of Agricredit are consolidated with the Company's beginning February 11, 1994.

     Effective December 31, 1993, the Company acquired substantially all of the net assets of the White-New Idea Farm Equipment Division ("White-New Idea") from Allied Products Corporation, together with approximately 900 dealer contracts (the "White-New Idea Acquisition"). The acquired assets and assumed liabilities consisted primarily of dealer accounts receivable, inventories, machinery and equipment, accounts payable and accrued liabilities. The purchase price was $52,575,000 before recording certain acquisition expenses and adjustments and was financed through borrowings under the Old Credit Facility.

     Effective January 2, 1993, the Company entered into an agreement with Varity to become the exclusive distributor in the United States and Canada for the Massey line of farm equipment and related replacement parts (the "Distribution Agreement"). Concurrent with the Distribution Agreement, the Company acquired from Varity substantially all of the net assets of Massey's North American distribution operations, consisting primarily of dealer accounts receivable, inventories, accounts payable and accrued liabilities, for $96,191,000, before recording certain acquisition expenses and adjustments (the "Massey North American Acquisition"). The purchase price was financed through borrowings under the Old Credit Facility.

     The above acquisitions were accounted for as purchases in accordance with Accounting Principles Board Opinion No. 16, and accordingly, each purchase price has been allocated to the assets acquired and the liabilities assumed based on the estimated fair values as of the acquisition dates. In 1995, the purchase price allocation for the Massey Acquisition was completed, with the exception of the recognition of deferred income tax assets which were acquired. The total purchase price allocation for the Massey Acquisition, excluding the recognition of deferred income tax assets, resulted in an increase in goodwill of $6,733,000. In addition, the Company has recognized $59,116,000 of deferred income tax assets resulting in a decrease in goodwill. In 1994, the purchase price allocation for the White-New Idea Acquisition was completed resulting in a decrease in goodwill of $2,894,000. These adjustments were a result of the completion of certain asset and liability valuations related primarily to property, plant and equipment and certain allowance and reserve accounts. The

                       AGCO CORPORATION AND SUBSIDIARIES
results of operations from these acquisitions are included in the Company's consolidated statements of income from the respective dates of acquisition.

     The following unaudited pro forma data summarizes the results of operations for the year ended December 31, 1994 as if the Massey and Agricredit Acquisitions including the related financings had occurred at the beginning of 1994. The unaudited pro forma information has been prepared for comparative purposes only and does not purport to represent what the results of operations of the Company would actually have been had the transactions occurred on the dates indicated or what the results of operations may be in any future period.

                                                                                  YEAR ENDED
                                                                              DECEMBER 31, 1994
                                                                            ----------------------
                                                                                (IN THOUSANDS,
                                                                            EXCEPT PER SHARE DATA)
Net sales and finance income..............................................        $1,819,879
Net income................................................................           126,498
Net income per common share -- fully diluted(1)...........................              2.28

------------

(1) Net income per common share-fully diluted has been restated to reflect all stock splits.

     Pro forma net income and net income per common share for the year ended December 31, 1994 include management charges to Massey from Varity of $9,600,000 and nonrecurring acquisition related expenses (Note 3) of $19,500,000. The management charges to Massey from Varity were discontinued as of the Massey Acquisition date of June 29, 1994.

3. CHARGES FOR NONRECURRING ACQUISITION RELATED EXPENSES

     The results of operations for the years ended December 31, 1995 and 1994 include charges for nonrecurring acquisition related expenses primarily related to the integration and restructuring of Massey, which was acquired in June 1994 (Note 2). The Company recorded nonrecurring acquisition related expenses of $13,500,000, or $0.21 per common share on a fully diluted basis, in the fourth quarter of 1994 and recorded an additional $6,000,000, or $0.07 per common share on a fully diluted basis, in 1995. The nonrecurring charge included costs primarily associated with the centralization and rationalization of Massey's administrative, sales and marketing functions and other nonrecurring costs. The combined $19,500,000 charge recorded through December 31, 1995 included $10,148,000 for employee related costs which primarily are severance costs, $3,300,000 for fees associated with the termination of the Old Credit Facility which was replaced by the Revolving Credit Facility in conjunction with the Massey Acquisition, and $6,052,000 for other nonrecurring costs. Included in the $10,148,000 of employee related costs are $4,160,000 of payroll costs incurred through December 31, 1995 for personnel that have been terminated or will be terminated in future periods. Of the total $19,500,000 charge, $18,200,000 has been incurred at December 31, 1995. The remaining accrual of $1,300,000 consists of $900,000 for employee severance costs and $400,000 for other nonrecurring costs. The employee severance costs included in the nonrecurring charge relate to the planned reduction of approximately 240 employees, of which 211 employees had been terminated at December 31, 1995.

     The results of operations for the year ended December 31, 1994 also include charges for nonrecurring acquisition related expenses of $6,000,000, or $0.12 per common share on a fully diluted basis, relating to the integration of White-New Idea which was acquired in December 1993 (Note 2). The nonrecurring charge included $2,700,000 for employee severance and relocation expenses, $1,000,000 for costs associated with operating duplicate parts distribution facilities, $800,000 for certain data processing expenses, $700,000 for dealer signs, and $800,000 for other nonrecurring costs. All of the costs associated with the integration of White-New Idea were incurred in 1994 and 1995.

                       AGCO CORPORATION AND SUBSIDIARIES

     The results of operations for the year ended December 31, 1993 include charges for nonrecurring acquisition related expenses of $14,000,000, or $0.38 per common share on a fully diluted basis, related to the integration of the Massey North American distribution operation, acquired in January 1993 (Note 2). The nonrecurring charge included $7,500,000 for costs associated with operating duplicate parts distribution facilities, $3,500,000 for costs associated with closing Massey's regional administrative and sales offices, $2,000,000 for certain data processing services provided by Massey during the transition period and $1,000,000 for other nonrecurring costs. All of the costs associated with the integration of Massey's North American distribution operation were incurred in 1993 and 1994.

4. CREDIT RECEIVABLES

     Credit receivables consisted of the following at December 31, 1995 and 1994 (in thousands):

                                                                         1995       1994
                                                                       --------   --------
    Retail notes.....................................................  $498,732   $396,228
    Sales finance contracts..........................................   199,087    171,482
    Wholesale notes..................................................    16,588     13,095
                                                                       --------   --------
         Gross credit receivables....................................   714,407    580,805
    Less:
      Unearned finance income........................................  (119,015)   (91,407)
      Allowance for credit losses....................................   (12,814)   (10,042)
                                                                       --------   --------
         Net credit receivables......................................   582,578    479,356
    Less: current portion............................................  (185,401)  (179,029)
                                                                       --------   --------
         Noncurrent credit receivables, net..........................  $397,177   $300,327
                                                                       ========   ========

     At December 31, 1995, contractual maturities of gross credit receivables were as follows (in thousands):

                                                                              1995
                                                                         --------------
        1996...........................................................     $243,873
        1997...........................................................      191,572
        1998...........................................................      139,462
        1999...........................................................       91,191
        2000...........................................................       40,713
        Thereafter.....................................................        7,596
                                                                         --------------
                                                                            $714,407
                                                                         ===========

     The maximum maturities for retail notes and sales finance contracts is 7 years, while the maximum maturity for wholesale notes is 1 year. Interest rates on the credit receivables vary depending on prevailing market interest rates and certain sales incentive programs offered by the Company. Although the Company has a diversified receivable portfolio, credit receivables have significant concentrations of credit risk in the agricultural business sector. At December 31, 1995 and 1994, approximately 78% and 67%, respectively, of the net credit receivables relate to the financing of products sold by the Company's dealers and distributors to end users. The Company retains as collateral a security interest in the equipment financed.

     The allowance for credit losses was $12,814,000 and $10,042,000 at December 31, 1995 and 1994, respectively. In addition, the Company had deposits withheld from dealers and manufacturers available for

                       AGCO CORPORATION AND SUBSIDIARIES
potential credit losses of $8,615,000 and $7,879,000 at December 31, 1995 and 1994, respectively. An analysis of the allowance for credit losses is as follows (in thousands):

                                                                          1995      1994
                                                                         -------   -------
    Balance, beginning of year.........................................  $10,042   $ 8,709
      Provision for credit losses......................................    4,279     4,691
      Charge-offs......................................................   (3,425)   (3,403)
      Recoveries.......................................................    1,918        45
                                                                         -------   -------
    Balance, end of year...............................................  $12,814   $10,042
                                                                         =======   =======

5. INVESTMENTS IN UNCONSOLIDATED AFFILIATES

     At December 31, 1995 and 1994, the Company's investments in unconsolidated affiliates primarily consisted of (i) its 50% investment in Hay and Forage Industries ("HFI"), a joint venture with Case Corporation ("Case"), which designs and manufactures hay and forage equipment for distribution by the Company and Case, (ii) its 50% investment in a joint venture with Renault Agriculture S.A. ("GIMA"), which manufactures driveline assemblies for Massey Ferguson and Renault tractors, (iii) a 49% investment in Massey Ferguson Finance, consisting of retail finance subsidiaries in the United Kingdom, France and Germany, which are owned by the Company and an unrelated financial institution and (iv) certain other minority investments in farm equipment manufacturers and licensees.

     Investments in unconsolidated affiliates, accounted for under the equity method, as of December 31, 1995 and 1994 were as follows (in thousands):

                                                                          1995      1994
                                                                         -------   -------
    HFI................................................................  $12,029   $12,029
    GIMA...............................................................    5,651     5,180
    Massey Ferguson Finance............................................   13,523    11,063
    Other..............................................................   14,760    14,898
                                                                         -------   -------
                                                                         $45,963   $43,170
                                                                         =======   =======

     The Company's equity in net earnings of unconsolidated affiliates for 1995 and 1994 were as follows (in thousands):

                                                                           1995      1994
                                                                          ------    ------
    Massey Ferguson Finance.............................................  $3,459    $1,370
    Other...............................................................     999     1,845
                                                                          ------    ------
                                                                          $4,458    $3,215
                                                                          ======    ======

     Both HFI and GIMA sell their products to the joint venture partners at prices which result in them operating at or near breakeven on an annual basis. Equity in net earnings of unconsolidated affiliates for 1993 and 1994 includes the equity in net earnings of Agricredit prior to February 10, 1994, the date the remaining 50% interest was acquired by the Company (Note 2). The Company also has various minority interest investments which are accounted for under the cost method.

6. INCOME TAXES

     The Company accounts for income taxes under the provisions of Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" ("SFAS No. 109"). SFAS No. 109 requires recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements or tax returns. Under this method, deferred tax assets and liabilities are determined

                       AGCO CORPORATION AND SUBSIDIARIES
based on the differences between the financial reporting and tax bases of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse.

     The sources of income (expense) before income taxes and equity in net earnings of unconsolidated subsidiary and affiliates were as follows for the years ended December 31, 1995, 1994 and 1993 (in thousands):

                                                                1995       1994      1993
                                                              --------   --------   -------
    United States...........................................  $ 41,893   $ 50,404   $31,707
    Foreign.................................................   148,688     51,305    (1,571)
                                                              --------   --------   -------
    Income before income taxes and equity in net earnings of
      unconsolidated affiliates.............................  $190,581   $101,709   $30,136
                                                              ========   ========   =======

     The provision (benefit) for income taxes by location of the taxing jurisdiction for the years ended December 31, 1995, 1994 and 1993 consisted of the following (in thousands):

                                                                1995       1994      1993
                                                               -------   --------   -------
    Current:
      United States:
         Federal.............................................  $15,769   $ 23,123   $ 6,892
         State...............................................    1,521      3,300     1,181
      Foreign................................................   15,692      3,925        --
                                                               -------   --------   -------
                                                                32,982     30,348     8,073
                                                               -------   --------   -------
    Deferred:
      United States:
         Federal.............................................   (2,485)   (51,872)   (6,892)
         State...............................................      297     (4,498)   (1,181)
      Foreign................................................   35,103     15,412        --
                                                               -------   --------   -------
                                                                32,915    (40,958)   (8,073)
                                                               -------   --------   -------
    Provision (benefit) for income taxes.....................  $65,897   $(10,610)  $    --
                                                               =======   ========   =======

     A reconciliation of income taxes computed at the United States federal statutory income tax rate (35% in 1995, 1994 and 1993) to the provision (benefit) for income taxes reflected in the consolidated statements of income for the years ended December 31, 1995, 1994 and 1993 is as follows (in thousands):

                                                               1995       1994       1993
                                                              -------   --------   --------
    Provision for income taxes at United States federal
      statutory rate........................................  $66,703   $ 35,598   $ 10,548
    State and local income taxes, net of federal income tax
      benefit...............................................    1,182      2,145        768
    Taxes on foreign income which differ from the United
      States statutory rate.................................   (1,246)       572         --
    Reduction in valuation allowance........................     (234)   (49,734)   (12,699)
    Other...................................................     (508)       809      1,383
                                                              -------   --------   --------
                                                              $65,897   $(10,610)  $     --
                                                              =======   ========   ========

     For the year ended December 31, 1995, the Company's provision for income taxes approximates statutory rates. For the years ended December 31, 1994 and 1993, the Company's United States current income tax provision was offset by the recognition of deferred income tax benefits through a reduction of a portion of the valuation allowance. In 1994, the reduction in the valuation allowance resulted in a United States net income tax benefit of $29,947,000, or $0.61 per common share on a fully diluted basis. The reduction in the valuation

                       AGCO CORPORATION AND SUBSIDIARIES
allowance was supported by the generation of taxable income in recent years and expectations for taxable income in future periods.

     For the years ended December 31, 1995 and 1994, the Company's foreign income tax provision primarily relates to the Company's operations acquired in the Massey Acquisition. The deferred income tax provision resulted from the realization of deferred tax assets acquired in the Massey Acquisition primarily consisting of net operating loss carryforwards.

     The significant components of the net deferred tax assets at December 31, 1995 and 1994 were as follows (in thousands):

                                                                         1995       1994
                                                                       --------   --------
    Deferred Tax Assets:
      Net operating loss carryforwards...............................  $ 51,260   $ 71,315
      Sales incentive discounts......................................    15,727     11,792
      Inventory valuation reserves...................................    11,327      9,979
      Postretirement benefits........................................     8,256      8,869
      Other..........................................................    41,488     47,153
      Valuation allowance............................................   (42,109)   (53,472)
                                                                       --------   --------
              Total deferred tax assets..............................    85,949     95,636
                                                                       --------   --------
    Deferred Tax Liabilities:
      Tax over book depreciation.....................................       145      2,117
      Tax over book amortization of goodwill.........................     5,805      4,593
      Other..........................................................     5,590        620
                                                                       --------   --------
              Total deferred tax liabilities.........................    11,540      7,330
                                                                       --------   --------
    Net deferred tax assets..........................................    74,409     88,306
      Less: current portion..........................................   (51,214)   (68,378)
                                                                       --------   --------
    Noncurrent net deferred tax assets...............................  $ 23,195   $ 19,928
                                                                       ========   ========

     As reflected in the preceding table, the Company established a valuation allowance of $42,109,000 and $53,472,000 for the years ended December 31, 1995 and 1994, respectively, due to the uncertainty regarding the realizability of certain deferred tax assets. Included in the valuation allowance at December 31, 1995 and 1994 is $27,778,000 and $43,004,000, respectively, related to net operating loss carryforwards acquired in the Massey Acquisition which will reduce goodwill if realized.

     The Company has United States net operating loss carryforwards of approximately $12,680,000 at December 31, 1995 which expire in years 2004 and 2005. The Company's United States net operating loss carryforwards are subject to an annual limitation of $1,280,000 to reduce income taxes in future years. The Company has foreign net operating loss carryforwards of $113,775,000 which are principally in France. The foreign net operating loss carryforwards have expiration dates as follows: 1996 -- $0, 1997 -- $1,338,000, 1998 -- $1,033,000,
1999 -- $1,227,000, 2000 -- $2,293,000, thereafter and
unlimited -- $107,884,000.

     The Company paid income taxes of $22,558,000, $24,861,000 and $7,219,000 for the years ended December 31, 1995, 1994, and 1993, respectively.

                       AGCO CORPORATION AND SUBSIDIARIES

7. REVOLVING CREDIT FACILITIES

     Revolving credit facilities consisted of the following at December 31, 1995 and 1994 (in thousands):

                                                                         1995       1994
                                                                       --------   --------
    Equipment Operations.............................................  $378,336   $366,833
    Finance Company..................................................   514,376    411,000
                                                                       --------   --------
                                                                        892,712    777,833
    Less: current portion............................................  (361,376)  (188,000)
                                                                       --------   --------
                                                                       $531,336   $589,833
                                                                       ========   ========

     In conjunction with the Massey Acquisition, the Company obtained a $550,000,000 revolving credit facility (the "Revolving Credit Facility") which replaced the Company's $290,000,000 credit facility (the "Old Credit Facility"). The Revolving Credit Facility reduces to $530,000,000 in June 1996, $410,000,000 in June 1997, $380,000,000 in June 1998 and expires on June 29, 1999. Aggregate borrowings outstanding under the Revolving Credit Facility are subject to a borrowing base limitation and may not at any time exceed the sum of 90% of eligible accounts receivable and 60% of eligible inventory. At December 31, 1995, $378,336,000 was outstanding under the Revolving Credit Facility and available borrowings were $162,139,000.

     The borrowings outstanding under the Revolving Credit Facility primarily require interest at the London Interbank Offering Rate ("LIBOR") plus an applicable margin, as defined. This margin ranged from 0.44% to 0.94% during 1995 and was 0.94% during 1994. Fees associated with the Revolving Credit Facility include a facility fee on the committed amount and certain other administrative fees. The Revolving Credit Facility contains certain restrictive covenants, including, among other things, limitations on the amount of dividends the Company is allowed to pay and restrictions on additional indebtedness. In addition, the Company must maintain certain financial covenants, including a minimum specified net worth, a ratio of debt to earnings, as defined, and an interest coverage ratio. The Revolving Credit Facility is presently secured by substantially all of the Company's assets with the exception of the credit receivables of Agricredit.

     Agricredit has a revolving credit facility (the "Agricredit Revolving Credit Agreement") under which Agricredit can borrow the lesser of $545,000,000 or an amount determinable under the credit agreement based upon the amount and quality of the outstanding credit receivables. The notes funded under the Agricredit Revolving Credit Agreement are generally issued with maturities matching anticipated credit receivable liquidations, and at December 31, 1995, the terms ranged from 1 to 31 months. Interest rates on the notes outstanding at December 31, 1995 ranged from 5.1% to 9.1%, with a weighted average interest rate of 6.8%. The Agricredit Revolving Credit Agreement contains certain financial covenants which Agricredit and the Company must maintain including a minimum specified net worth and, specifically for the Company, a ratio of debt to net worth, as defined. At December 31, 1995, $514,376,000 was outstanding under the Agricredit Revolving Credit Agreement and available borrowings were $24,986,000. Funding of new borrowings under the Agricredit Revolving Credit Agreement expires on June 30, 1997.

     At December 31, 1995, the aggregate scheduled maturities of revolving credit facilities were as follows (in thousands):

        1996..............................................................  $361,376
        1997..............................................................   119,500
        1998..............................................................    33,500
        1999..............................................................   378,336
                                                                            --------
                                                                            $892,712
                                                                            ========

                       AGCO CORPORATION AND SUBSIDIARIES

     Cash payments for interest were $77,281,000, $56,868,000 and $17,648,000 for the years ended December 31, 1995, 1994 and 1993, respectively.

     The Company has arrangements with various banks to issue letters of credit or similar instruments which guarantee the Company's obligations for the purchase or sale of certain inventories and for potential claims exposure for insurance coverage. At December 31, 1995, outstanding letters of credit totaled $19,945,000, of which $9,525,000 was issued under the Revolving Credit Facility. At December 31, 1994, outstanding letters of credit totaled $23,663,000, of which $14,695,000 was issued under the Revolving Credit Facility.

8. CONVERTIBLE SUBORDINATED DEBENTURES

     In June 1995, the Company exchanged all of its outstanding 2,674,534 depositary shares (the "Exchange"), each representing 1/10 of a share of Convertible Preferred Stock (Note 11), into $66,848,000 of 6.5% Convertible Subordinated Debentures due 2008 (the "Convertible Subordinated Debentures"). The effect of this transaction resulted in a reduction to stockholders' equity and an increase to liabilities in the amount of $66,848,000. The Convertible Subordinated Debentures are convertible at any time at the option of the holder into shares of the Company's common stock at a conversion rate of approximately
157.85 shares of common stock for each $1,000 principal amount of the debentures. In addition, on or after June 1, 1996, the Convertible Subordinated Debentures may be redeemed at the option of the Company initially at an amount equivalent to $1,045.50 per $1,000 principal amount of the debentures and thereafter, at prices declining to an amount equivalent to the face amount of the debentures on or after June 1, 2003, plus all accrued and unpaid interest. During 1995, $29,290,000 of Convertible Subordinated Debentures were converted at the option of the holders into 4,631,322 shares of the Company's common stock, adjusted for the two-for-one stock split effected January 31, 1996 (Note
12).

9. EMPLOYEE BENEFIT PLANS

     The Company has defined benefit pension plans covering certain hourly and salaried employees in the United States and certain foreign countries. Under the United States plans, benefits under the salaried employees' plan are generally based upon participant earnings, while the hourly employees' benefits are determined by stated monthly benefit amounts for each year of credited service. The United States salaried employees' retirement plan was amended to freeze all future benefit accruals and participation after December 31, 1988, but to continue the plan provisions with respect to service accumulations toward achieving eligibility for, and vesting in, plan benefits. As a result of the Massey Acquisition, the Company sponsors certain foreign defined benefit plans. These plans are principally in the United Kingdom (the "U.K. Plans") and provide pension benefits that are based on the employees' highest average eligible compensation. The Company's policy is to fund amounts to the defined benefit plans necessary to comply with the funding requirements as prescribed by the laws and regulations in each country where the plans are located.

     Net periodic pension cost for the United States plans for the years ended December 31, 1995, 1994 and 1993 included the following components (in thousands):

                                                                    1995     1994     1993
                                                                   ------   ------   ------
    Service cost.................................................  $  480   $  590   $  504
    Interest cost................................................   2,633    2,482    2,398
    Actual (return) loss on plan assets..........................  (4,629)     787   (2,154)
    Net amortization and deferral................................   2,941   (2,588)     504
                                                                   ------   ------   ------
                                                                   $1,425   $1,271   $1,252
                                                                   ======   ======   ======

                       AGCO CORPORATION AND SUBSIDIARIES

     The following assumptions were used to measure the projected benefit obligation for the United States plans at December 31, 1995, 1994 and 1993:

                                                                  1995       1994       1993
                                                                 ------     ------     ------
    Discount rate to determine the projected benefit
      obligation...............................................   7.25%      8.75%      7.50%
    Expected long-term rate of return on plan assets used to
      determine net periodic pension cost......................   8.00       8.00       8.00

     The following table sets forth the United States defined benefit plans' funded status at December 31, 1995 and 1994:

                                                                1995               1994
                                                          ----------------   ----------------
                                                          HOURLY    SALARY   HOURLY    SALARY
                                                          -------   ------   -------   ------
                                                                    (IN THOUSANDS)
    Actuarial present value of benefit obligation:
      Vested benefit obligation.........................  $28,997   $7,598   $23,283   $6,220
                                                          =======   ======   =======   ======
      Accumulated benefit obligation....................  $29,336   $7,764   $23,853   $6,366
                                                          =======   ======   =======   ======
    Projected benefit obligation........................  $29,336   $7,833   $24,138   $6,366
    Plan assets at fair value, primarily listed stock
      and U.S. bonds....................................   21,961    7,922    18,051    7,115
                                                          -------   ------   -------   ------
    Projected benefit obligation (in excess of) less
      than plan assets..................................   (7,375)      89    (6,087)     749
    Unrecognized net loss (gain)........................    2,619      487       623     (167)
    Unrecognized prior service cost.....................    1,666       --     1,974       --
    Adjustment required to recognize minimum
      liability.........................................   (4,285)      --    (2,312)      --
                                                          -------   ------   -------   ------
    (Accrued) prepaid pension cost......................  $(7,375)  $  576   $(5,802)  $  582
                                                          =======   ======   =======   ======

     Net periodic pension cost for the U.K. Plans for the year ended December 31, 1995 and the period from the Massey Acquisition date (June 29, 1994) to December 31, 1994 included the following components (in thousands):

                                                                          1995      1994
                                                                        --------   -------
    Service cost......................................................  $  3,319   $ 1,690
    Interest cost.....................................................    16,944     8,478
    Actual return on plan assets......................................   (29,752)   (5,127)
    Net amortization and deferral.....................................    10,110    (4,598)
                                                                        --------   -------
                                                                        $    621   $   443
                                                                        ========   =======

     The following assumptions were used to measure the projected benefit obligation for the U.K. Plans:

                                                                           1995      1994
                                                                           -----     -----
    Discount rate to determine the projected benefit obligation..........   8.75%     9.25%
    Rate of increase in future compensation levels used to determine the
      projected benefit obligation.......................................   5.00      5.50
    Expected long-term rate of return on plan assets used to determine
      net periodic pension cost..........................................  10.00     10.50

                       AGCO CORPORATION AND SUBSIDIARIES

     The following table sets forth the U.K. Plans' funded status at December 31, 1995 and 1994 (in thousands):

                                                                         1995       1994
                                                                       --------   --------
    Actuarial present value of benefit obligation:
      Vested benefit obligation......................................  $203,292   $172,416
                                                                       ========   ========
      Accumulated benefit obligation.................................  $206,890   $175,466
                                                                       ========   ========
    Projected benefit obligation.....................................  $214,753   $192,523
    Plan assets at fair value, primarily listed stock and bonds......   217,426    194,681
                                                                       --------   --------
    Projected benefit obligation less than plan assets...............     2,673      2,158
    Unrecognized net loss (gain).....................................     3,647       (563)
                                                                       --------   --------
    Prepaid pension cost.............................................  $  6,320   $  1,595
                                                                       ========   ========

     In addition to the U.K. Plans, the Company accrues pension costs relating to various pension plans in other foreign countries all of which are substantially funded.

     The Company maintains a separate defined contribution 401(k) savings plan covering certain salaried employees. Under the plan, the Company contributes a specified percentage of each eligible employee's compensation. The Company contributed $1,301,000, $1,272,000, and $1,010,000 for the years ended December 31, 1995, 1994 and 1993, respectively.

10. POSTRETIREMENT AND POSTEMPLOYMENT BENEFITS

     The Company provides certain postretirement health care and life insurance benefits for United States salaried and hourly employees and their eligible dependents who retire after attaining specified age and service requirements. Effective January 1, 1993, the Company adopted the provisions of Statement of Financial Accounting Standards No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions" ("SFAS No. 106"). This accounting standard requires the accrual of the cost of providing postretirement benefits, including health care and life insurance coverage, during the active service period of the employee. The adoption of SFAS No. 106 resulted in an incremental expense of $1,018,000, or $0.03 per common share on a fully diluted basis, compared with the expense determined under the previous method of accounting.

     Net periodic postretirement benefit cost for the years ended December 31, 1995, 1994 and 1993 included the following components (in thousands):

                                                                    1995     1994     1993
                                                                   ------   ------   ------
    Service cost.................................................  $  890   $1,008   $1,149
    Interest cost on accumulated postretirement benefit
      obligation.................................................   1,287    1,178    1,759
    Net amortization of transition obligation and prior service
      cost.......................................................    (688)    (688)    (334)
    Net amortization of unrecognized net gain....................    (495)    (482)      --
                                                                   ------   ------   ------
                                                                   $  994   $1,016   $2,574
                                                                   ======   ======   ======

                       AGCO CORPORATION AND SUBSIDIARIES

     The following table sets forth the postretirement benefit plans' funded status at December 31, 1995 and 1994 (in thousands):

                                                                1995               1994
                                                          ----------------   ----------------
                                                          HOURLY    SALARY   HOURLY    SALARY
                                                          -------   ------   -------   ------
    Accumulated postretirement benefit obligation:
      Retiree...........................................  $ 3,191   $  985   $ 1,756   $1,267
      Fully eligible active plan participants...........    1,521    1,213       901    1,195
      Other active participants.........................    9,552    2,058     7,465    1,688
                                                          -------   ------   -------   ------
                                                           14,264    4,256    10,122    4,150
    Plan assets at fair value...........................       --       --        --       --
                                                          -------   ------   -------   ------
    Accumulated postretirement benefit obligation in
      excess of plan assets.............................   14,264    4,256    10,122    4,150
    Unrecognized prior service cost.....................    2,723       --     3,438       --
    Unrecognized transition obligation..................       --     (456)       --     (483)
    Unrecognized net gain (loss)........................    2,541      233     5,568      (55)
                                                          -------   ------   -------   ------
                                                          $19,528   $4,033   $19,128   $3,612
                                                          =======   ======   =======   ======

     For measuring the expected postretirement benefit obligation, an 11.25% health care cost trend rate was assumed for 1995, decreasing 0.75% per year to 6% in year 2002 and remaining at that level thereafter. The weighted average discount rate used to determine the accumulated postretirement benefit obligation was 7.50% at December 31, 1995 and 8.75% at December 31, 1994.

     Increasing the assumed health care cost trend rates by one percentage point each year and holding all other assumptions constant would increase the accumulated postretirement benefit obligation at December 31, 1995 by $2,421,000 and increase the aggregate of the service and interest cost components of the net periodic postretirement benefit cost by $275,000.

     Effective January 1, 1994, the Company adopted Statement of Financial Accounting Standards No. 112, "Employers' Accounting for Postemployment Benefits," which requires accrual of postemployment benefits for former or inactive employees after employment but before retirement. Adoption of this new standard did not have a material effect on the Company's financial position or operating results.

11. PREFERRED STOCK

     At December 31, 1995, the Company had 1,000,000 authorized shares of preferred stock with a par value of $0.01 per share. In May 1993, the Company completed an offering of 3,680,000 depositary shares, each representing 1/10 of a share of $16.25 Cumulative Convertible Exchangeable Preferred Stock (the "Convertible Preferred Stock") at $25.00 per depositary share (the "Convertible Preferred Stock Offering"). The net proceeds to the Company from the Convertible Preferred Stock Offering, after deducting the underwriters' discount and offering expenses, were $87,967,000. Dividends on the Convertible Preferred Stock were cumulative from the date of original issue and were payable quarterly at $1.625 per annum per depositary share. Shares of the Convertible Preferred Stock were convertible at any time at the option of the holder into shares of the Company's common stock at a conversion price of $6.33. At December 31, 1994, 3,015,580 depositary shares of Convertible Preferred Stock were outstanding. In June 1995, the Company exchanged all of its outstanding 2,674,534 depositary shares of Convertible Preferred Stock into $66,848,000 of Convertible Subordinated Debentures (Note 8).

     In April 1994, the Company designated 300,000 shares as Junior Cumulative Preferred Stock (the "Junior Preferred Stock") in connection with the adoption of a Stockholders' Rights Plan (the "Rights Plan" -- Note 12). No shares of Junior Preferred Stock have been issued.

                       AGCO CORPORATION AND SUBSIDIARIES

12. COMMON STOCK

     At December 31, 1995, the Company had 75,000,000 authorized shares of common stock with a par value of $0.01. Subject to stockholder approval, the board of directors approved an increase in the number of authorized shares of common stock by 75,000,000 shares to 150,000,000 shares. At December 31, 1995, 50,557,040 shares of common stock were outstanding, 5,928,530 shares were reserved for issuance subject to conversion of the Company's Convertible Subordinated Debentures (Note 8), 1,541,020 shares were reserved for issuance under the Company's 1991 Stock Option Plan (Note 13), 81,000 shares were reserved for issuance under the Company's Nonemployee Director Stock Incentive Plan (Note 13) and 180,000 shares were reserved for issuance under the Company's Long-Term Incentive Plan (Note 13). Subject to stockholder approval, the board of directors has approved an increase in the number of common shares reserved for issuance under the Company's Long-Term Incentive Plan by 1,950,000 shares to 2,130,000 shares.

     In April 1994, the Company adopted the Rights Plan. Under the terms of the Rights Plan, one-third of a preferred stock purchase right (a "Right") is attached to each outstanding share of the Company's common stock. The Rights Plan contains provisions that are designed to protect stockholders in the event of certain unsolicited attempts to acquire the Company. Under the terms of the Rights Plan, each Right entitles the holder to purchase one one-hundredth of a share of Junior Preferred Stock, par value of $0.01 per share, at an exercise price of $200 per share. The Rights are exercisable a specified number of days following (i) the acquisition by a person or group of persons of 20% or more of the Company's common stock or (ii) the commencement of a tender or exchange offer for 20% or more of the Company's common stock. In the event the Company is the surviving company in a merger with a person or group of persons that owns 20% or more of the Company's outstanding stock each Right will entitle the holder (other than such 20% stockholder) to receive, upon exercise, common stock of the Company having a value equal to two times the Right's exercise price. In addition, in the event the Company sells or transfers 50% or more of its assets or earning power, each Right will entitle the holder to receive, upon exercise, common stock of the acquiring company having a value equal to two times the Right's exercise price. The Rights may be redeemed by the Company at $0.01 per Right prior to their expiration on April 27, 2004.

     In June 1994, in conjunction with the financing of the Massey Acquisition, the Company completed a public offering of 3,737,500 shares of common stock at $37.50 per share resulting in proceeds of $132,980,000, net of underwriters' discount and offering expenses. In addition, the Company issued 500,000 shares to Varity as part of the total consideration for the Massey Acquisition.

     On January 31, 1996, the Company effected a two-for-one stock split of the Company's outstanding common stock in the form of a stock dividend payable to stockholders of record on January 15, 1996. On December 15, 1994, the Company effected a three-for-two split of the Company's outstanding common stock in the form of a 50% stock dividend payable to stockholders of record on December 1, 1994. All references to common share and per share information and the weighted average number of common and common equivalent shares outstanding, with the exception of stock offering information, have been restated to reflect both stock splits.

13. STOCK PLANS

     In April 1995, the Company adopted a nonemployee director stock incentive plan (the "Director Plan"), effective December 14, 1994. Under the Director Plan, the Company reserved 100,000 common shares for issuance, with 19,000 shares awarded to plan participants at December 31, 1995. The awarded shares are earned in specified increments for each 15% increase in the average market value of the Company's common stock over the initial base price established under the plan. When an increment of the awarded shares are earned, the shares are issued to the participant in the form of restricted stock which vests at the earlier of 12 months after the specified performance period or upon departure from the board of directors. When the restricted shares are earned, a cash bonus equal to 40% of the value of the shares on the date the restricted

                       AGCO CORPORATION AND SUBSIDIARIES
stock award is earned is paid by the Company to satisfy a portion of the estimated income tax liability to be incurred by the participant. At December 31, 1995, 17,000 shares awarded under the Director Plan had been earned.

     In April 1994, the Company adopted a long-term incentive plan for executive officers (the "LTIP"), effective December 14, 1993. Under the LTIP, the Company reserved 1,800,000 common shares for issuance and awarded 1,620,000 shares to plan participants. The awarded shares are earned in specified increments for each 20% increase in the average market value of the Company's common stock over the initial base price established under the plan. When an increment of the awarded shares are earned, the shares are issued to the participant in the form of restricted stock which generally carries a five year vesting period. One-third of each award vests on the last day of the 36th, 48th and 60th month, respectively, after each award is earned. When the restricted shares are vested, a cash bonus equal to 40% of the value of the vested shares on the date the restricted stock award is earned is paid by the Company to satisfy a portion of the estimated income tax liability to be incurred by the participant.

     At the time the awarded shares are earned, the market value of the stock is added to common stock and additional paid-in capital and an equal amount is deducted from stockholders' equity as unearned compensation. The LTIP unearned compensation and the amount of cash bonus to be paid when the awarded shares become vested are amortized to expense ratably over the vesting period. At December 31, 1995, 1,620,000 shares have been earned and awarded under the LTIP, all of which remain unvested. In 1995, the Company recognized compensation expense associated with the LTIP of $9,763,000, consisting of $6,974,000 related to the stock award and $2,789,000 related to the cash bonus. In 1994, the Company recognized compensation expense of $1,508,000, consisting of $1,077,000 related to the stock award and $431,000 related to the cash bonus.

     Additional information regarding the LTIP for the years ended December 31, 1995 and 1994 is as follows:

                                                                        1995       1994
                                                                      --------   ---------
    Shares awarded but not earned at January 1......................   891,000   1,620,000
    Shares earned...................................................  (891,000)   (729,000)
                                                                      --------   ---------
    Shares awarded but not earned at December 31....................        --     891,000
    Shares available for grant......................................   180,000     180,000
                                                                      --------   ---------
    Total shares reserved...........................................   180,000   1,071,000
                                                                      ========    ========

     In July 1995, the board of directors approved an amendment to the LTIP, subject to stockholder approval, to increase the number of shares of common stock reserved for issuance under the LTIP by 1,950,000 common shares and contingently approved a grant of awards totalling 1,950,000 common shares. At December 31, 1995, 183,000 shares of this contingent grant were earned under the provisions of the LTIP.

     In September 1991 and subsequently amended in May 1993, the Company adopted a stock option plan (the "Option Plan") for officers, employees, directors and others and reserved 2,400,000 shares of common stock for distribution under the Option Plan. Options granted under the Option Plan may be either nonqualified or incentive stock options as determined by the board of directors. The stock option exercise price is determined by the board of directors except in the case of an incentive stock option for which the purchase price shall not be less than 100% of the fair market value at the date of grant. Each recipient of stock options is entitled to immediately exercise up to 20% of the options issued to such person, and an additional 20% of such options vest ratably over a four-year period and expire not later than ten years from the date of grant.

                       AGCO CORPORATION AND SUBSIDIARIES

     Stock option transactions during the three years ended December 31, 1995 were as follows:

                                                       1995           1994           1993
                                                   ------------   ------------   ------------
    Options outstanding at January 1.............     1,198,400      1,043,722      1,200,744
    Options granted..............................        20,000        508,650        120,750
    Options exercised............................      (292,312)      (345,872)      (220,790)
    Options canceled.............................       (26,898)        (8,100)       (56,982)
                                                   ------------   ------------   ------------
    Options outstanding at December 31...........       899,190      1,198,400      1,043,722
                                                    ===========    ===========    ===========
    Options available for grant at December 31...       641,830        634,938      1,135,488
                                                    ===========    ===========    ===========
    Option prices per share:
      Granted....................................  $14.69-18.25   $11.75-16.96   $  3.75-6.25
      Exercised..................................    1.52-18.25     1.52-14.63      1.52-3.75
      Canceled...................................    1.52-14.63     2.50- 3.75      1.52-3.75

14. COMMITMENTS AND CONTINGENCIES

     The Company leases land, buildings, machinery, equipment and furniture under various noncancelable operating lease agreements. At December 31, 1995, future minimum lease payments under noncancelable operating leases were as follows (in thousands):

          1996........................................................     $    12,243
          1997........................................................           9,553
          1998........................................................           5,798
          1999........................................................           4,197
          2000........................................................           2,423
          Thereafter..................................................           6,565
                                                                        --------------
                                                                           $    40,779
                                                                           ===========

     Total lease expense under noncancelable operating leases was $15,069,000, $7,250,000 and $3,174,000 for the years ended December 31, 1995, 1994 and 1993, respectively.

     The Company is party to various claims and lawsuits arising in the normal course of business. It is the opinion of management, after consultation with legal counsel, that those claims and lawsuits, when resolved, will not have a material adverse effect on the financial position or results of operations of the Company.

                       AGCO CORPORATION AND SUBSIDIARIES

15. SEGMENT REPORTING

     The Company's operations consist of two primary geographic segments, United States and Canada and International, as set forth below (in thousands):

  Year Ended December 31, 1995

                                                            UNITED
                                                            STATES
                                                             AND
                                                            CANADA     INTERNATIONAL   CONSOLIDATED(1)
                                                          ----------   -------------   ---------------
Revenues:
  Net sales to unaffiliated customers...................  $  807,499    $  1,260,928     $ 2,068,427
  Net sales between geographic segments.................      20,218         203,882              --
                                                          ----------   -------------   ---------------
                                                             827,717       1,464,810       2,068,427
  Finance income........................................      56,621              --          56,621
                                                          ----------   -------------   ---------------
          Total revenues................................  $  884,338    $  1,464,810     $ 2,125,048
                                                           =========       =========    ============
Income from operations(2)...............................  $   65,175    $    163,948     $   227,666
                                                           =========       =========    ============
Identifiable assets.....................................  $1,406,778    $    943,588     $ 2,162,915
                                                           =========       =========    ============

  Year Ended December 31, 1994

                                                             UNITED
                                                             STATES
                                                              AND
                                                             CANADA     INTERNATIONAL   CONSOLIDATED(1)
                                                           ----------   -------------   ---------------
Revenues:
  Net sales to unaffiliated customers....................  $  770,661     $ 548,610       $ 1,319,271
  Net sales between geographic segments..................       1,276        61,930                --
                                                           ----------   -------------   ---------------
                                                              771,937       610,540         1,319,271
  Finance income.........................................      39,741            --            39,741
                                                           ----------   -------------   ---------------
          Total revenues.................................  $  811,678     $ 610,540       $ 1,359,012
                                                            =========     =========      ============
  Income from operations (2).............................  $   81,736     $  47,484       $   126,910
                                                            =========     =========      ============
  Identifiable assets....................................  $1,192,788     $ 738,268       $ 1,823,294
                                                            =========     =========      ============

---------------

(1) Consolidated information reflects the elimination of intersegment transactions. Intersegment sales are made at selling prices that are intended to reflect the market value of the products.

(2) Income from operations represents revenues less cost of goods sold, selling, general and administrative expenses, engineering expenses, nonrecurring acquisition related expenses, interest expense for Agricredit, and intangible asset amortization.

     For the year ended December 31, 1993, the Company's operations were solely in the United States and Canada.

                       AGCO CORPORATION AND SUBSIDIARIES

     Net sales by customer location for the years ended December 31, 1995, 1994 and 1993 were as follows (in thousands):

                                                             1995         1994        1993
                                                          ----------   ----------   --------
    Net Sales:
      United States.....................................  $  660,879   $  626,205   $465,168
      Canada............................................     134,458      130,316    117,814
      Europe............................................     947,628      389,687     11,055
      Australia.........................................      39,477       23,132      1,699
      Africa............................................      71,672       44,053         --
      Asia..............................................     135,031       42,907         --
      Middle East.......................................      41,203       34,846         --
      Central and South America.........................      38,079       28,125         --
                                                          ----------   ----------   --------
                                                          $2,068,427   $1,319,271   $595,736
                                                           =========    =========   ========

     Total export sales from the United States were $157,663,000 in 1995, $138,540,000 in 1994 and $94,240,000 in 1993 with the large majority of products sold in Canada. The remaining sales to customers outside the United States in 1995 and 1994 were sourced from the Company's operations in Europe.

                      (This page intentionally left blank)

                       AGCO CORPORATION AND SUBSIDIARIES

                     CONDENSED CONSOLIDATED BALANCE SHEETS
                       (IN THOUSANDS, EXCEPT SHARE DATA)

                                                                             CONSOLIDATED
                                                                    ------------------------------
                                                                     SEPTEMBER
                                                                        30,           DECEMBER 31,
                                                                        1996              1995
                                                                    ------------      ------------
                                                                    (UNAUDITED)
                                              ASSETS
Current Assets:
  Cash and cash equivalents.......................................   $   28,331        $   27,858
  Accounts and notes receivable, net of allowances................      805,218           785,801
  Receivables from unconsolidated subsidiary and affiliates.......        4,527             4,029
  Credit receivables, net.........................................      210,409           185,401
  Inventories, net................................................      481,603           360,969
  Other current assets............................................       60,894            60,442
                                                                    ------------      ------------
          Total current assets....................................    1,590,982         1,424,500
Noncurrent credit receivables, net................................      430,534           397,177
Property, plant and equipment, net................................      247,564           146,521
Investments in unconsolidated subsidiary and affiliates...........       48,629            45,963
Other assets......................................................       56,506            44,510
Intangible assets, net............................................      218,727           104,244
                                                                    ------------      ------------
          Total assets............................................   $2,592,942        $2,162,915
                                                                     ==========        ==========

                               LIABILITIES AND STOCKHOLDERS' EQUITY
Current Liabilities:
  Current portion of long-term debt...............................   $  455,702        $  361,376
  Accounts payable................................................      284,899           325,701
  Payables to unconsolidated subsidiary and affiliates............       16,248             4,837
  Accrued expenses................................................      266,363           233,848
  Other current liabilities.......................................       11,928            13,217
                                                                    ------------      ------------
          Total current liabilities...............................    1,035,140           938,979
                                                                    ------------      ------------
Long-term debt....................................................      778,753           531,336
Convertible subordinated debentures...............................           --            37,558
Postretirement health care benefits...............................       24,229            23,561
Other noncurrent liabilities......................................       38,910            42,553
                                                                    ------------      ------------
          Total liabilities.......................................    1,877,032         1,573,987
Stockholders' Equity:
  Common stock; $0.01 par value, 150,000,000 shares authorized,
     57,237,156 and 50,557,040 shares issued and outstanding at
     September 30, 1996 and December 31, 1995, respectively.......          572               506
  Additional paid-in capital......................................      360,057           307,189
  Retained earnings...............................................      372,006           287,706
  Unearned compensation...........................................      (24,301)          (22,587)
  Additional minimum pension liability............................       (2,619)           (2,619)
  Cumulative translation adjustment...............................       10,195            18,733
                                                                    ------------      ------------
          Total stockholders' equity..............................      715,910           588,928
                                                                    ------------      ------------
          Total liabilities and stockholders' equity..............   $2,592,942        $2,162,915
                                                                     ==========        ==========

                       AGCO CORPORATION AND SUBSIDIARIES

                       (IN THOUSANDS, EXCEPT SHARE DATA)

         EQUIPMENT OPERATIONS                                 FINANCE COMPANY
    ------------------------------                     ------------------------------
     SEPTEMBER                                          SEPTEMBER
        30,           DECEMBER 31,                         30,           DECEMBER 31,
        1996              1995                             1996              1995
    ------------      ------------                     ------------      ------------
    (UNAUDITED)                                        (UNAUDITED)

     $   26,759        $   20,023                        $  1,572          $  7,835
        805,218           785,801                              --                --
          7,307             4,029                              --             4,686
             --                --                         210,409           185,401
        481,603           360,969                              --                --
         57,560            56,950                           3,334             3,492
    ------------      ------------                     ------------      ------------
      1,378,447         1,227,772                         215,315           201,414
             --                --                         430,534           397,177
        247,257           146,172                             307               349
        117,033           105,913                              --                --
         56,506            44,510                              --                --
        218,727           104,244                              --                --
    ------------      ------------                     ------------      ------------
     $2,017,970        $1,628,611                        $646,156          $598,940
     ==========        ==========                      ==========        ==========

     $       --        $       --                        $455,702          $361,376
        281,443           319,711                           3,456             5,990
         16,248             9,523                           2,780                --
        254,905           223,839                          11,458            10,009
         11,928            13,217                              --                --
    ------------      ------------                     ------------      ------------
        564,524           566,290                         473,396           377,375
    ------------      ------------                     ------------      ------------
        684,253           378,336                          94,500           153,000
             --            37,558                              --                --
         24,229            23,561                              --                --
         29,054            33,938                           9,856             8,615
    ------------      ------------                     ------------      ------------
      1,302,060         1,039,683                         577,752           538,990

            572               506                               1                 1
        360,057           307,189                          48,834            48,834
        372,006           287,706                          19,629            11,150
        (24,301)          (22,587)                             --                --
         (2,619)           (2,619)                             --                --
         10,195            18,733                             (60)              (35)
    ------------      ------------                     ------------      ------------
        715,910           588,928                          68,404            59,950
    ------------      ------------                     ------------      ------------
     $2,017,970        $1,628,611                        $646,156          $598,940
     ==========        ==========                      ==========        ==========

     See accompanying notes to condensed consolidated financial statements.

                       AGCO CORPORATION AND SUBSIDIARIES

                  CONDENSED CONSOLIDATED STATEMENTS OF INCOME

                                                                           CONSOLIDATED
                                                                   ----------------------------
                                                                        NINE MONTHS ENDED
                                                                          SEPTEMBER 30,
                                                                   ----------------------------
                                                                      1996              1995
                                                                   ----------        ----------
                                                                   (UNAUDITED AND IN THOUSANDS,
                                                                      EXCEPT PER SHARE DATA)
Revenues:
  Net sales......................................................  $1,627,424        $1,486,358
  Finance income.................................................      51,404            40,218
                                                                     --------          --------
                                                                    1,678,828         1,526,576
                                                                     --------          --------
Costs and Expenses:
  Cost of goods sold.............................................   1,294,350         1,162,920
  Selling, general and administrative expenses...................     161,000           146,463
  Engineering expenses...........................................      20,805            18,592
  Interest expense, net..........................................      51,677            48,054
  Other expense (income), net....................................       8,003             5,289
  Nonrecurring expenses..........................................      12,878             4,607
                                                                     --------          --------
                                                                    1,548,713         1,385,925
                                                                     --------          --------
Income before income taxes, equity in net earnings of
  unconsolidated subsidiary and affiliates and extraordinary
  loss...........................................................     130,115           140,651
Provision for income taxes.......................................      45,570            48,848
                                                                     --------          --------
Income before equity in net earnings of unconsolidated subsidiary
  and affiliates and extraordinary loss..........................      84,545            91,803
Equity in net earnings of unconsolidated subsidiary and
  affiliates.....................................................       4,857             3,664
                                                                     --------          --------
Income before extraordinary loss.................................      89,402            95,467
Extraordinary loss, net of taxes.................................      (3,503)               --
                                                                     --------          --------
Net income.......................................................      85,899            95,467
Preferred stock dividends........................................          --             2,012
                                                                     --------          --------
Net income available for common stockholders.....................  $   85,899        $   93,455
                                                                     ========          ========
Net income per common share:
  Primary:
     Income before extraordinary loss............................  $     1.64        $     2.06
     Extraordinary loss..........................................       (0.06)               --
                                                                     --------          --------
     Net income..................................................  $     1.58        $     2.06
                                                                     ========          ========
  Fully diluted:
     Income before extraordinary loss............................  $     1.57        $     1.71
     Extraordinary loss..........................................       (0.06)               --
                                                                     --------          --------
     Net income..................................................  $     1.51        $     1.71
                                                                     ========          ========
Weighted average number of common and common equivalent shares outstanding:
  Primary........................................................      54,374            45,354
                                                                     ========          ========
  Fully diluted..................................................      57,341            56,440
                                                                     ========          ========
Dividends declared per common share..............................  $     0.03        $     0.03
                                                                     ========          ========

                       AGCO CORPORATION AND SUBSIDIARIES

        EQUIPMENT OPERATIONS          FINANCE COMPANY
     --------------------------     --------------------
         NINE MONTHS ENDED           NINE MONTHS ENDED
           SEPTEMBER 30,               SEPTEMBER 30,
     --------------------------     --------------------
        1996            1995         1996         1995
     ----------      ----------     -------      -------
                                       (UNAUDITED AND
           (UNAUDITED AND              IN THOUSANDS,
           IN THOUSANDS,              EXCEPT PER SHARE
       EXCEPT PER SHARE DATA)              DATA)
     $1,627,424      $1,486,358     $    --      $    --
             --              --      51,404       40,218
       --------        --------     -------      -------
      1,627,424       1,486,358      51,404       40,218
       --------        --------     -------      -------
      1,294,350       1,162,920          --           --
        151,114         135,616       9,886       10,847
         20,805          18,592          --           --
         23,718          25,220      27,959       22,834
          8,005           5,351          (2)         (62)
         12,878           4,607          --           --
       --------        --------     -------      -------
      1,510,870       1,352,306      37,843       33,619
       --------        --------     -------      -------
        116,554         134,052      13,561        6,599
         40,488          46,275       5,082        2,573
       --------        --------     -------      -------
         76,066          87,777       8,479        4,026
         13,336           7,690          --           --
       --------        --------     -------      -------
         89,402          95,467       8,479        4,026
         (3,503)             --          --           --
       --------        --------     -------      -------
         85,899          95,467       8,479        4,026
             --           2,012          --           --
       --------        --------     -------      -------
     $   85,899      $   93,455     $ 8,479      $ 4,026
       ========        ========     =======      =======

     See accompanying notes to condensed consolidated financial statements.

                       AGCO CORPORATION AND SUBSIDIARIES

                CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                               CONSOLIDATED
                                                          -----------------------
                                                             NINE MONTHS ENDED
                                                               SEPTEMBER 30,
                                                          -----------------------
                                                            1996          1995
                                                          --------      ---------
                                                             (UNAUDITED AND IN
                                                                THOUSANDS)
Cash flows from operating activities:
  Net income............................................  $ 85,899      $  95,467
                                                          ---------     ---------
  Adjustments to reconcile net income to net cash
     provided by (used for) operating activities:
     Extraordinary loss, net of taxes...................     3,503             --
     Depreciation and amortization......................    20,496         17,621
     Equity in net earnings of unconsolidated subsidiary
       and affiliates, net of cash received.............    (4,857)        (3,664)
     Deferred income tax provision (benefit)............    14,530         29,632
     Amortization of intangibles........................     3,833          2,917
     Amortization of unearned compensation..............    11,981          3,995
     Provision for losses on credit receivables.........     2,931          4,005
     Changes in operating assets and liabilities, net of
       effects from purchase of businesses:
       Accounts and notes receivable, net...............     1,106       (101,534)
       Inventories, net.................................   (72,905)       (71,030)
       Other current and noncurrent assets..............   (10,132)        (2,842)
       Accounts payable.................................   (40,607)       (19,386)
       Accrued expenses.................................    26,106          4,345
       Other current and noncurrent liabilities.........     1,902         (5,641)
                                                          ---------     ---------
          Total adjustments.............................   (42,113)      (141,582)
                                                          ---------     ---------
          Net cash provided by (used for) operating
            activities..................................    43,786        (46,115)
                                                          ---------     ---------
Cash flows from investing activities:
  Purchase of businesses, net of cash acquired..........  (287,426)       (27,364)
  Purchase of property, plant and equipment.............   (26,513)       (24,471)
  Credit receivables originated.........................  (307,079)      (265,552)
  Principal collected on credit receivables.............   245,783        190,505
  Proceeds from disposition of (investments in)
     unconsolidated subsidiary and affiliates...........     1,181         (1,710)
                                                          ---------     ---------
          Net cash used for investing activities........  (374,054)      (128,592)
                                                          ---------     ---------
Cash flows from financing activities:
  Proceeds on long-term debt, net.......................   341,744        173,057
  Payment of debt issuance costs........................   (10,590)            --
  Proceeds from issuance of common stock................     1,680            850
  Dividends (paid) received on common stock.............    (1,599)          (670)
  Dividends paid on preferred stock.....................        --         (2,420)
  (Payments) proceeds on short-term borrowings from
     unconsolidated subsidiary and affiliates, net......        --             --
                                                          ---------     ---------
          Net cash provided by financing activities.....   331,235        170,817
                                                          ---------     ---------
Effect of exchange rate changes on cash and cash
  equivalents...........................................      (494)           848
Increase (decrease) in cash and cash equivalents........       473         (3,042)
Cash and cash equivalents, beginning of period..........    27,858         25,826
                                                          ---------     ---------
Cash and cash equivalents, end of period................  $ 28,331      $  22,784
                                                          =========     =========

                       AGCO CORPORATION AND SUBSIDIARIES

       EQUIPMENT OPERATIONS           FINANCE COMPANY
     ------------------------     -----------------------
        NINE MONTHS ENDED            NINE MONTHS ENDED
          SEPTEMBER 30,                SEPTEMBER 30,
     ------------------------     -----------------------
       1996           1995          1996          1995
     ---------      ---------     --------      ---------
        (UNAUDITED AND IN            (UNAUDITED AND IN
            THOUSANDS)                  THOUSANDS)
     $  85,899      $  95,467     $  8,479      $   4,026
     ---------      ---------     ---------     ---------
         3,503             --           --             --
        20,398         17,529           98             92
       (13,336)        (7,690)          --             --
        14,593         31,282          (63)        (1,650)
         3,833          2,917           --             --
        11,981          3,995           --             --
            --             --        2,931          4,005
        (1,674)       (98,996)          --             --
       (72,905)       (71,030)          --             --
       (10,326)        (2,793)         194            (49)
       (42,759)       (17,872)       4,932         (4,052)
        24,682          3,434        1,424            911
           661         (5,972)       1,241            331
     ---------      ---------     ---------     ---------
       (61,349)      (145,196)      10,757           (412)
     ---------      ---------     ---------     ---------
        24,550        (49,729)      19,236          3,614
     ---------      ---------     ---------     ---------
      (287,426)       (27,364)          --             --
       (26,484)       (24,354)         (29)          (117)
            --             --     (307,079)      (265,552)
            --             --      245,783        190,505
         1,181         (1,710)          --             --
     ---------      ---------     ---------     ---------
      (312,729)       (53,428)     (61,325)       (75,164)
     ---------      ---------     ---------     ---------
       305,918        109,300       35,826         63,757
       (10,590)            --           --             --
         1,680            850           --             --
        (1,599)         1,330           --         (2,000)
            --         (2,420)          --             --
            --         (7,249)          --          7,249
     ---------      ---------     ---------     ---------
       295,409        101,811       35,826         69,006
     ---------      ---------     ---------     ---------
          (494)           848           --             --
         6,736           (498)      (6,263)        (2,544)
        20,023         21,844        7,835          3,982
     ---------      ---------     ---------     ---------
     $  26,759      $  21,346     $  1,572      $   1,438
     =========      =========     =========     =========

     See accompanying notes to condensed consolidated financial statements.

                       AGCO CORPORATION AND SUBSIDIARIES

              NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
                                  (UNAUDITED)

1. BASIS OF PRESENTATION

     The condensed consolidated financial statements of AGCO Corporation and subsidiaries (the "Company" or "AGCO") included herein have been prepared by the Company pursuant to the rules and regulations of the Securities and Exchange Commission. In the opinion of management, the accompanying unaudited condensed consolidated financial statements reflect all adjustments, which are of a normal recurring nature, to present fairly the Company's financial position, results of operations and cash flows at the dates and for the periods presented. These condensed consolidated financial statements should be read in conjunction with the Company's audited financial statements and notes thereto included elsewhere herein. Interim results of operations are not necessarily indicative of results to be expected for the fiscal year.

     The accompanying condensed consolidated financial statements include, on a separate, supplemental basis, the Company's Equipment Operations and its Finance Company. "Equipment Operations" reflect the consolidation of all operations of the Company and its subsidiaries with the exception of Agricredit Acceptance Company ("Agricredit"), a wholly-owned finance subsidiary, which is included using the equity method of accounting. The results of operations of Agricredit are included under the caption "Finance Company." All significant intercompany transactions, including activity within and between the Equipment Operations and Finance Company, have been eliminated to arrive at the "Consolidated" financial statements. Certain prior period amounts have been reclassified to conform with the current period presentation.

2. ACQUISITIONS

     Effective June 28, 1996, the Company acquired certain assets and liabilities of the agricultural and industrial equipment business of Iochpe-Maxion S.A. (the "Maxion Agricultural Equipment Business") for consideration consisting of approximately $260.0 million (the "Maxion Acquisition"). The Maxion Acquisition was financed primarily by borrowings under the Company's $650.0 million revolving credit facility and was funded on July 1, 1996. The acquired assets and assumed liabilities consist primarily of accounts receivable, inventories, property, plant and equipment (including two manufacturing facilities), accounts payable and accrued liabilities. Prior to the acquisition, the Maxion Agricultural Equipment Business was AGCO's Massey Ferguson licensee in Brazil, manufacturing and distributing agricultural tractors under the Massey Ferguson brand name, industrial loader-backhoes under the Massey Ferguson and Maxion brand names and combines under the Massey Ferguson and IDEAL brand names.

     The following unaudited pro forma data summarizes the results of operations for the nine months ended September 30, 1996 and 1995 as if the Maxion Acquisition, and the related financings, had occurred at the beginning of 1995. The unaudited pro forma information has been prepared for comparative purposes only and does not purport to represent what the results of operations of the Company would actually have been had the transaction occurred on the dates indicated or what the results of operations may be in any future period.

                                                        NINE MONTHS ENDED          NINE MONTHS ENDED
                                                        SEPTEMBER 30, 1996         SEPTEMBER 30, 1995
                                                     ------------------------   ------------------------
                                                            (IN THOUSANDS, EXCEPT PER SHARE DATA)
Net sales and finance income.......................         $1,771,963                 $1,771,909
Net income(1)......................................             44,418                     54,056
Net income per common share -- fully diluted(1)....               0.82                       0.97

---------------

(1) For the nine months ended September 30, 1996, amount excludes extraordinary loss, net of taxes of $3,503, or $0.06 per common share on a fully diluted basis.

                       AGCO CORPORATION AND SUBSIDIARIES

                                  (UNAUDITED)

3. CHARGES FOR NONRECURRING EXPENSES

     The results of operations included a charge for nonrecurring expenses of $6.2 million, or $0.07 per common share on a fully diluted basis, for the three months ended September 30, 1996 and $12.9 million, or $0.15 per common share on a fully diluted basis, for the nine months ended September 30, 1996. This charge related to the further restructuring of the European operations, which was acquired in the Massey Acquisition in June 1994 and the integration and restructuring of the Maxion Agricultural Equipment Business, which was acquired in June 1996 (Note 2).

     The nonrecurring charge for the further restructuring of the European operations included costs associated with the centralization of certain parts warehousing, administrative, sales and marketing functions. The $9.2 million nonrecurring charge recorded through September 30, 1996 included $7.1 million for employee related costs consisting primarily of severance costs and $2.1 million for other nonrecurring costs. Included in the $7.1 million of employee related costs was $1.0 million of payroll costs incurred through September 30, 1996 for personnel that have been terminated or will be terminated in future periods. Of the total $9.2 million charge, $5.2 million has been incurred at September 30, 1996. The remaining accrual of $4.0 million primarily consists of employee severance costs which relate to the planned reduction of 86 employees, of which 54 employees have been terminated at September 30, 1996.

     The nonrecurring charge for the integration and restructuring of the Maxion Agricultural Equipment Business included costs associated with the rationalization of manufacturing, sales, and administrative functions. The $3.7 million recorded for the three months ended September 30, 1996 included $2.3 million for employee related costs, including severance costs, and $1.4 million for other nonrecurring costs. Included in the $2.3 million of employee related costs was $1.0 million of payroll costs incurred through September 30, 1996 for personnel that have been terminated or will be terminated in future periods. Of the total $3.7 million charge, $2.5 million has been incurred through September 30, 1996, with the remaining accrual of $1.2 million primarily related to employee severance. The employee severance costs relate to the planned reduction of 260 employees, of which 180 employees have been terminated at September 30, 1996.

     The results of operations for the three and nine months ended September 30, 1995 included a charge for nonrecurring expenses of $0.9 million, or $0.01 per common share on a fully diluted basis, and $4.6 million, or $0.05 per common share on a fully diluted basis, respectively, which was a portion of the Company's $19.5 million charge recorded through December 31, 1995 primarily related to the initial integration and restructuring of the European operations related to the Massey Acquisition. The nonrecurring charge for the nine months ended September 30, 1995 included $3.0 million for employee severance and $1.6 million for certain data processing expenses. All of the costs associated with the $19.5 million charge recorded through December 31, 1995 have been incurred.

4. LONG-TERM DEBT

     Long-term debt consisted of the following at September 30, 1996 and December 31, 1995 (in thousands):

                                                                   SEPTEMBER 30,   DECEMBER 31,
                                                                       1996            1995
                                                                   -------------   ------------
    Revolving credit facility -- Equipment Operations............   $   436,332      $378,336
    Revolving credit facility -- Finance Company.................       550,202       514,376
    Senior subordinated notes....................................       247,921            --
                                                                     ----------      --------
                                                                    $ 1,234,455      $892,712
                                                                     ==========      ========

     In March 1996, the Company issued $250.0 million of 8 1/2% Senior Subordinated Notes due 2006 (the "Notes") at 99.139% of their principal amount. The Notes are unsecured obligations of the Company and are

                       AGCO CORPORATION AND SUBSIDIARIES

                                  (UNAUDITED)

redeemable at the option of the Company, in whole or in part, at any time on or after March 15, 2001 initially at 104.25% of their principal amount, plus accrued interest, declining ratably to 100% of their principal amount plus accrued interest, on or after March 15, 2003. The Notes include certain covenants, including covenants restricting the incurrence of indebtedness and the making of certain restrictive payments, including dividends. The net proceeds from the sale of the Notes were used to repay outstanding indebtedness under the Company's $550.0 million secured revolving credit facility.

     In March 1996, the Company replaced its $550.0 million secured revolving credit facility (the "Old Credit Facility") with a five-year $650.0 million unsecured credit facility (the "New Credit Facility"). Aggregate borrowings outstanding under the New Credit Facility are subject to a borrowing base limitation and may not at any time exceed the sum of 90% of eligible accounts receivable and 60% of eligible inventory. Interest will accrue on borrowings outstanding under the New Credit Facility primarily at LIBOR plus an applicable margin, as defined. The New Credit Facility contains certain covenants, including covenants restricting the incurrence of indebtedness and the making of certain restrictive payments, including dividends. In addition, the Company must maintain certain financial covenants including, among others, a debt to capitalization ratio, an interest coverage ratio and a ratio of debt to cash flow, as defined. As of September 30, 1996, approximately $436.3 million was outstanding under the New Credit Facility and available borrowings were approximately $210.5 million.

5. EXTRAORDINARY LOSS

     During the first quarter of 1996, as part of the refinancing of the Old Credit Facility with the New Credit Facility, the Company recorded an extraordinary loss of $3.5 million, net of taxes of $2.2 million, for the write-off of unamortized debt costs related to the Old Credit Facility.

6. CONVERTIBLE SUBORDINATED DEBENTURES

     In June 1995, the Company exchanged all of its outstanding 2,674,534 depositary shares (the "Exchange"), each representing 1/10 of a share of $16.25 Cumulative Convertible Exchangeable Preferred Stock (the "Preferred Stock"), into $66.8 million of its 6.5% Convertible Subordinated Debentures due 2008 (the "Convertible Subordinated Debentures"). The effect of this transaction resulted in a reduction to stockholders' equity and an increase to liabilities in the amount of $66.8 million. The Convertible Subordinated Debentures were convertible at any time at the option of the holder into shares of the Company's common stock at a conversion rate of 157.85 shares of common stock for each $1,000 principal amount of the debentures. In addition, on or after June 1, 1996, the Convertible Subordinated Debentures were redeemable at the option of the Company initially at an amount equivalent to $1,045.50 per $1,000 principal amount of the debentures and thereafter at prices declining to an amount equivalent to the face amount of the debentures on or after June 1, 2003, plus all accrued and unpaid interest.

     In April 1996, the Company announced its election, effective June 1, 1996, to redeem all of its outstanding Convertible Subordinated Debentures. Prior to the execution of the redemption, all of the outstanding Convertible Subordinated Debentures were converted into common stock. Since December 31, 1995, $37.6 million of outstanding Convertible Subordinated Debentures were converted into approximately 5,920,000 shares of the Company's common stock.

7. NET INCOME PER COMMON SHARE

     Primary net income per common share is computed by dividing net income available for common stockholders (net income less preferred stock dividend requirements) by the weighted average number of common and common equivalent shares outstanding during each period. Common equivalent shares include shares issuable upon the assumed exercise of outstanding stock options. Fully diluted net income per common

                       AGCO CORPORATION AND SUBSIDIARIES

                                  (UNAUDITED)

share assumes (i) conversion of the Convertible Subordinated Debentures into common stock after the Exchange and the elimination of interest expense related to the Convertible Subordinated Debentures, net of applicable income taxes and
(ii) the conversion of the Preferred Stock into common stock and the elimination of the preferred stock dividend requirements prior to the Exchange.

8. INVENTORIES

     Inventories consist primarily of farm tractors, combines, implements, hay and forage equipment and service parts and are valued at the lower of cost or market. Cost is determined on a first-in, first-out basis. Market is net realizable value for finished goods and repair and replacement parts. For work in process, production parts and raw materials, market is replacement cost.

     Inventory balances at September 30, 1996 and December 31, 1995 were as follows (in thousands):

                                                                   SEPTEMBER 30,   DECEMBER 31,
                                                                       1996            1995
                                                                   -------------   ------------
    Finished goods...............................................    $ 193,162       $121,034
    Repair and replacement parts.................................      219,237        196,863
    Work in process, production parts and raw materials..........      116,680         84,505
                                                                      --------       --------
    Gross inventories............................................      529,079        402,402
    Allowance for surplus and obsolete inventories...............      (47,476)       (41,433)
                                                                      --------       --------
    Inventories, net.............................................    $ 481,603       $360,969
                                                                      ========       ========

9. SUBSEQUENT EVENT

     Effective November 1, 1996, the Company entered into an agreement with De Lage Landen International, B.V., a wholly owned subsidiary of Cooperatieve Raiffeisen-Boerenleenbank B.A., "Rabobank Nederland" (together, "Rabobank") to be its joint venture partner in Agricredit, the Company's retail finance subsidiary in North America (the "Agricredit Joint Venture"). As a result of the agreement, the Company sold a 51% interest in Agricredit to Rabobank. The Company received total consideration of approximately $44.3 million in the transaction. Under the Agricredit Joint Venture, Rabobank will have a 51% interest in Agricredit and the Company will retain a 49% interest in the finance company. Substantially all of the net assets of Agricredit were transferred to the Agricredit Joint Venture. The Agricredit Joint Venture will continue the current business of Agricredit and seek to build a broader asset-based finance business.

             ------------------------------------------------------
             ------------------------------------------------------

  NO DEALER, SALESPERSON OR OTHER INDIVIDUAL HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS IN CONNECTION WITH THE OFFERING MADE BY THIS PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY, THE SELLING STOCKHOLDER OR THE UNDERWRITERS. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY BY ANYONE IN ANY JURISDICTION IN WHICH IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION OR TO ANYONE TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE AN IMPLICATION THAT THERE HAS NOT BEEN ANY CHANGE IN THE FACTS SET FORTH IN THIS PROSPECTUS OR IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF.

                             ---------------------

                               TABLE OF CONTENTS

                                        PAGE
                                        ----
                 PROSPECTUS
Prospectus Summary....................    3
Risk Factors..........................    8
Price Range of Common Stock and
  Dividends...........................   10
Use of Proceeds.......................   10
Capitalization........................   11
Selected Historical Financial Data....   12
Management's Discussion and Analysis
  of Financial Condition and Results
  of Operations.......................   14
Business..............................   30
Management............................   36
Selling Stockholder...................   37
Description of Capital Stock..........   37
Certain United States Federal Tax
  Considerations for Non-United States
  Holders.............................   38
Underwriting..........................   41
Legal Matters.........................   42
Independent Auditors..................   42
Available Information.................   42
Incorporation of Certain Documents by
  Reference...........................   43
Index to Consolidated Financial
  Statements..........................  F-1

             ------------------------------------------------------
             ------------------------------------------------------
             ------------------------------------------------------
             ------------------------------------------------------

                                4,700,000 SHARES

                                AGCO CORPORATION
                                  COMMON STOCK
                             ---------------------

                                   PROSPECTUS
                             ---------------------
                              MERRILL LYNCH & CO.

                          DONALDSON, LUFKIN & JENRETTE
                             SECURITIES CORPORATION

                              MORGAN STANLEY & CO.
                                  INCORPORATED

                                            , 1997

             ------------------------------------------------------
             ------------------------------------------------------

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

     The following table sets forth the fees and expenses in connection with the issuance and distribution of the securities being registered hereunder. All of such fees are being paid by the Company. Except for the SEC registration fee, the NYSE listing fee and the NASD filing fee, all amounts are estimates.

SEC registration fee..............................................................  $ 43,774
NASD filing fee...................................................................    14,946
NYSE listing fee..................................................................    18,112
Accounting fees and expenses......................................................    50,000
Legal fees and expenses...........................................................   150,000
Blue Sky fees and expenses (including counsel fees)...............................    10,000
Printing and engraving expenses...................................................   150,000
Transfer agent and registrar fees and expenses....................................     2,000
Miscellaneous expenses............................................................    11,168
                                                                                    --------
          Total...................................................................  $450,000
                                                                                    ========

ITEM 15.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

     Section 145 of the Delaware General Corporation Law, as amended, provides in regard to indemnification of directors and officers as follows:

          SECTION 145. INDEMNIFICATION OF OFFICERS, DIRECTORS, EMPLOYEES AND AGENTS; INSURANCE

          (a) A corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent or another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere its equivalent, shall not, of itself, create a presumption that the person did not act in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had reasonable cause to believe that his conduct was unlawful.

          (b) A corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses (including attorneys' fees) actually and reasonably incurred by him in connection with the defense or settlement of such action or suit if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation and except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper.

          (c) To the extent that a director, officer, employee or agent of a corporation has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to in subsections (a) and (b) of this section, or in defense of any claim, issue or matter therein, he shall be indemnified against expenses (including attorneys' fees) actually and reasonably incurred by him in connection therewith.

          (d) Any indemnification under subsections (a) and (b) of this section (unless ordered by a court) shall be made by the corporation only as authorized in the specific case upon a determination that indemnification of the director, officer, employee or agent is proper in the circumstances because he has met the applicable standard of conduct set forth in subsections (a) and (b) of this section. Such determination shall be made
     (1) by a majority vote of the directors who are not parties to such action, suit or proceeding even though less than a quorum, or (2) if there are no such directors, or if such directors so direct, by independent legal counsel in a written opinion, or (3) by the stockholders.

          (e) Expenses (including attorneys' fees) incurred by an officer or director defending any civil, criminal, administrative or investigative action, suit or proceeding may be paid by the corporation in advance of the final deposition of such action, suit or proceeding upon receipt of an undertaking by or on behalf of such director or officer to repay such amount if it shall ultimately be determined that he is not entitled to be indemnified by the corporation as authorized in this section. Such expenses (including attorneys' fees) incurred by other employees and agents may be so paid upon such terms and conditions, if any, as the board of directors deems appropriate.

          (f) The indemnification and advancement of expenses provided by, or granted pursuant to, the other subsections of this section shall not be deemed exclusive of any other rights to which those seeking indemnification or advancement of expenses may be entitled under any by-law, agreement, vote of stockholders or disinterested directors or otherwise, both as to action in his official capacity and as to action in another capacity while holding such office.

          (g) A corporation shall have power to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against any liability asserted against him and incurred by him in any such capacity, or arising out of his status as such, whether or not the corporation would have the power to indemnify him against such liability under this section.

          (h) For purposes of this section, references to "the corporation" shall include, in addition to the resulting corporation, any constituent corporation (including any constituent of a constituent) absorbed in a consolidation or merger which, if its separate existence had continued, would have had power and authority to indemnify its directors, officers, and employees or agents, so that any person who is or was a director, officer, employee or agent of such constituent corporation, or is or was serving at the request of such constituent corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, shall stand in the same position under this section with respect to the resulting or surviving corporation as he would have with respect to such constituent corporation if its separate existence had continued.

          (i) For purposes of this section, references to "other enterprises" shall include employee benefit plans; references to "fines" shall include any excise taxes assessed on a person with respect to an employee benefit plan; and references to "serving at the request of the corporation" shall include any service as a director, officer, employee or agent of the corporation which imposes duties on, or involves services by, such director, officer, employee or agent with respect to an employee benefit plan, its participants or beneficiaries; and a person who acted in good faith and in a manner he reasonably believed to be in the interest of the participants and beneficiaries of an employee benefit plan shall be deemed to have acted in a manner "not opposed to the best interests of the corporation" as referred to in this section.

          (j) The indemnification and advancement of expenses provided by, or granted pursuant to, this section shall, unless otherwise provided when authorized or ratified, continue as to a person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of the heirs, executors and administrators of such person.

          (k) The Court of Chancery is hereby vested with exclusive jurisdiction to hear and determine all actions for advancement of expenses or indemnification brought under the Section or under any bylaw, agreement, vote of stockholders or disinterested directors or otherwise. The Court of Chancery may summarily determine a corporation's obligation to advance expenses (including attorney's fees).

     Article XI of the Company's Bylaws provides in regard to indemnification of directors and officer as follows:

          1. Definitions. As used in this article, the term "person" means any past, present or future director or officer of the corporation or a designated officer of any operating division of the corporation.

          2. Indemnification Granted. The Corporation shall indemnify, to the full extent and under the circumstances permitted by the Delaware General Corporation Law of the State of Delaware in effect from time to time, any person as defined above, made or threatened to be made a party to any threatened, pending or completed action, suit or proceeding whether civil, criminal, administrative or investigative by reason of the fact that he is or was a director, officer of the corporation or designated officer of an operating division of the corporation, or is or was an employee or agent of the corporation as a director, officer, employee or agent of another company or other enterprise in which the corporation should own, directly or indirectly, an equity interest or of which it may be a creditor.

          This right of indemnification shall not be deemed exclusive of any other rights to which a person indemnified herein may be entitled by Bylaw, agreement, vote of stockholders or disinterested directors or otherwise, and shall continue as to a person who has ceased to be a director, officer, designated officer, employee or agent and shall inure to the benefit of the heirs, executors, administrators and other legal representatives of such person. It is not intended that the provisions of this article be applicable to, and they are not to be construed as granting indemnity with respect to, matters as to which indemnification would be in contravention of the laws of Delaware or of the United States of America whether as a matter of public policy or pursuant to statutory provisions.

          3. Miscellaneous. The board of directors may also on behalf of the corporation grant indemnification to any individual other than a person defined herein to such extent and in such manner as the board in its sole discretion may from time to time and at any time determine.

     Article 7 of the Company's Certificate of Incorporation provides in regard to the limitation of liability of directors and officers as follows:

          A director of the corporation shall not be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (i) for any breach of the director's duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or knowing violation of law, (iii) under section 174 of the Delaware General Corporation Law as the same exists or hereafter may be amended or (iv) for any transaction from which the director derived an improper personal benefit. If the Delaware General Corporation Law hereafter is amended to authorize the further elimination or limitation of the liability or directors, then, in addition to the limitation or personal liability provided herein the liability of a director of the corporation shall be limited to the fullest extent permitted by the amended Delaware General Corporation Law. Any repeal or modification of this paragraph by the stockholders of the corporation shall be prospective only, and shall not adversely affect any limitation on the personal liability of a director of the corporation existing at the time of such repeal or modification.

     The Company's directors and officer are also insured against claims arising out of the performance of their duties in such capacities.

     Section 6 of the Purchase Agreement filed as Exhibit 1.1 hereto also contains certain provisions pursuant to which certain officers, directors and controlling persons of the Company may be entitled to be indemnified by the underwriters named therein.

ITEM 16.  EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

     (a) Exhibits:

EXHIBIT
NUMBER                                       NUMBER DESCRIPTION
------       -----------------------------------------------------------------------------------
  1.1*   --  Purchase Agreement
  5.1*   --  Opinion of King and Spalding as to the legality of the Common Stock being registered
 23.1*   --  Consent of King and Spalding (included as part of its opinion filed as Exhibit
             5.1).
 23.2    --  Consent of Arthur Andersen LLP, independent public accountants.
 23.3    --  Consent of Price Waterhouse Auditores Independentes, independent public accountants.
 24.1    --  Powers of Attorney (contained on signature page).

---------------

* To be filed by amendment

     (b) Financial Statement Schedules

          Schedule II -- Valuation and Qualifying Accounts

ITEM 17.  UNDERTAKINGS.

     The undersigned restraint hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933 (the "Securities Act"), each filing of the registrant's annual report pursuant to Section 13 (a) or 15 (d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15 (d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

     The undersigned registrant hereby undertakes that:

          (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or
     (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

          (2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Duluth, State of Georgia, on the 21st day of January, 1997.

                                          AGCO CORPORATION

                                          By:      /s/ CHRIS E. PERKINS
                                            ------------------------------------
                                                      Chris E. Perkins
                                                  Vice President and Chief
                                                     Financial Officer

     KNOW ALL MEN BY THESE PRESENT, that each person whose signature appears below constitutes and appoints J-P Richard and Chris E. Perkins, and each of them, his or her true and lawful attorney-in-fact and agents, with full power of substitution and resubstitution, from such person and in each person's name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to the Registration Statement, and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission and to sign and file any other registration statement for the same offering that is to be effective upon filing pursuant to Rule 462(b) under the Securities Act of 1933, as amended, granting unto said attorneys-in-fact and agents, full power and authority to do and perform each and every act and thing requisite and necessary to be done as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or any of them, may lawfully do or cause to be done by virtue thereof.

     Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities indicated below on January 21, 1997.

                  SIGNATURE                                        TITLE
---------------------------------------------  ----------------------------------------------

            /s/ ROBERT J. RATLIFF              Chairman of the Board
---------------------------------------------
              Robert J. Ratliff

               /s/ J-P RICHARD                 President and Chief Executive Officer and
---------------------------------------------    Director (Principal Executive Officer)
                 J-P Richard

                                               President, Corporate Operations and Technology
---------------------------------------------    and Director
              John M. Shumejda

            /s/ CHRIS E. PERKINS               Vice President and Chief Financial Officer
---------------------------------------------    (Principal Financial Officer and Principal
              Chris E. Perkins                   Accounting Officer)

                                               Director
---------------------------------------------
              Henry J. Claycamp

                                               Director
---------------------------------------------
               William H. Fike

                  SIGNATURE                                        TITLE
---------------------------------------------  ----------------------------------------------


          /s/ GERALD B. JOHANNESON             Director
---------------------------------------------
            Gerald B. Johanneson

           /s/ RICHARD P. JOHNSTON             Director
---------------------------------------------
             Richard P. Johnston

            /s/ J. PATRICK KAINE               Director
---------------------------------------------
              J. Patrick Kaine

            /s/ ALAN S. MCDOWELL               Director
---------------------------------------------
              Alan S. McDowell

         /s/ CHARLES S. MECHEM, JR.            Director
---------------------------------------------
           Charles S. Mechem, Jr.

         /s/ HAMILTON ROBINSON, JR.            Director
---------------------------------------------
           Hamilton Robinson, Jr.

                                                                     SCHEDULE II

                       AGCO CORPORATION AND SUBSIDIARIES

                SCHEDULE II -- VALUATION AND QUALIFYING ACCOUNTS

                                                                       ADDITIONS
                                                                 ---------------------
                                                                 CHARGED     CHARGED
                                       BALANCE AT                TO COSTS   (CREDITED)                 BALANCE
                                       BEGINNING     ACQUIRED      AND       TO OTHER                  AT END
             DESCRIPTION               OF PERIOD    BUSINESSES   EXPENSES    ACCOUNTS    DEDUCTIONS   OF PERIOD
-------------------------------------  ----------   ----------   --------   ----------   ----------   ---------
                                                                    (IN THOUSANDS)
YEAR ENDED DECEMBER 31, 1995
Allowances for doubtful receivables:
  Equipment Operations
     Dealer receivable allowances....   $ 60,064     $  2,244    $ 83,970    $     --     $(83,731)    $ 62,547
                                       ----------   ----------   --------   ----------   ----------   ---------
  Finance Company
     Credit receivable allowances....     10,042           --       4,279          --       (1,507)      12,814
                                       ----------   ----------   --------   ----------   ----------   ---------
     Consolidated receivable
       allowances....................   $ 70,106     $  2,244    $ 88,249    $     --     $(85,238)    $ 75,361
                                        ========     ========     =======    ========     ========      =======
YEAR ENDED DECEMBER 31, 1994
Allowances for doubtful receivables:
  Equipment Operations
     Dealer receivable allowances....   $ 41,327     $ 18,102    $ 66,863    $     --     $(66,228)    $ 60,064
                                       ----------   ----------   --------   ----------   ----------   ---------
  Finance Company
     Credit receivable allowances....         --        8,709       4,691          --       (3,358)      10,042
                                       ----------   ----------   --------   ----------   ----------   ---------
     Consolidated receivable
       allowances....................   $ 41,327     $ 26,811    $ 71,554    $     --     $(69,586)    $ 70,106
                                        ========     ========     =======    ========     ========      =======
YEAR ENDED DECEMBER 31, 1993
Allowances for doubtful receivables:
  Dealer receivable allowances.......   $ 35,679     $ 18,103    $ 47,775    $     --     $(60,230)    $ 41,327
                                        ========     ========     =======    ========     ========      =======